UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.

(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Performance Review

Condensed Income Statement

Condensed Statement of Changes in Shareholders' Equity - Bank

Condensed Statement of Changes in Shareholders' Equity - Consolidated

Condensed Statement of Cash Flows

Condensed Value Added Statement

1.General Information

2.Presentation of Financial Statements

3.Significant Accounting Policies

4.Cash and Cash Equivalents

5.Interbank Investments

6.Securities and Derivatives Financial Instruments

7.Interbank Accounts

8.Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

9.Other Financial Assets

10.Tax Assets and Liabilities

11.Other Assets

12.Information on Dependencies Abroad

13.Investments in Affiliates and Subsidiaries Subsidiary

14.Fixed Assets

15.Intangibles

16.Funding

17.Other Financial Liabilities

18.Other Payables – Other

19.Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

20.Stockholders’ Equity

21.Related Parties

22.Income from Services Rendered and Banking Fees

23.Personnel Expenses

24.Other Administrative Expenses

25.Other Operating Income

26.Other Operating Expenses

27.Non-Operating Income

28.Employee Benefit Plans - Post-Employment Benefits

29.Risk Management, Capital and Sensitivity Analysis

30.Other information

31.Subsequent Events

Composition of Management Bodies

Declaration of directors on the financial statements

Directors' Statement on Independent Auditors

Fiscal Council’s Opinion

Performance Review

Dear Stockholders:

We present the Performance Commentary to the Condensed Individual and Consolidated Interim Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Banco) for the period ended March 31, 2022, prepared in accordance with accounting practices adopted in Brazil, established by Corporation Law, together with the rules of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and the model of the document provided for in the Accounting Plan of Institutions of the National Financial System (Cosif) and the Securities Commission (CVM), which do not conflict with the rules issued by Bacen.

The Condensed Consolidated Interim Financial Statements prepared based on the international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2022 were simultaneously disclosed on the website www.santander.com.br/ri.

1. Macroeconomic Environment

At the end of the first quarter of 2022, Banco Santander observed that the median of the projections regarding the performance of the Brazilian economy indicated a growth of 0.5% in the Brazilian GDP in 2022, compared to the expansion of 4.6% in the previous year. The projection for 2022 is higher than that observed at the end of the fourth quarter of 2021 and, in the Bank's assessment, was influenced by the publication that the effective result observed last year was higher than the market consensus - the median of the estimates indicated annual expansion 4.5% for 2021, while the observed figure was up 4.6%. However, the economic activity data released was in line with Santander's estimate for GDP growth in the previous quarter, and reinforced the Bank's expectation that the Brazilian economy will grow by 0.7% in 2022.

In the first quarter, the Bank witnessed the interannual variation of the IPCA reach 10.54%, a level above the target set for 2022 (3.50%) and higher than the interannual value of 7.5% projected by Santander for the year 2022. The Bank understands that this inflationary environment and its balance of risks were the reasons for the Central Bank of Brazil to raise the basic interest rate to 6.25% p.a. to 9.25% p.a. in the fourth quarter of 2021 and extended the upward cycle into the first quarter of 2022, when the Selic rate reached 11.75% p.a. at the March Copom meeting. Santander believes that this approach to the Selic rate increases the chance that inflation will converge to the targets established within the time horizon relevant to monetary policy. In this sense, the Bank projects that the Selic rate will reach 13.25% p.a. at the end of 2022 and may decline to 10.00% p.a. at the end of 2023.

Regarding the behavior of the exchange rate, Banco Santander saw the exchange rate of the Brazilian currency against the US dollar close the fourth quarter of 2021 at R$5.58/US$. That is, above the rate of R$5.44/US$ seen at the end of the previous quarter. This trajectory of devaluation of the real was reversed in the first quarter, with the exchange rate ending March at R$4.77/US$, and is in line with Santander's forecast that it will end 2022 at R$5.40/US$.

The aforementioned performances took place in the midst of an international environment that the Bank considered less favorable than in previous periods, with the following themes as highlights: 1) beginning of the cycle of high interest rates by the US central bank and; 2) conflict between Russia and Ukraine, which had an upward impact on commodity prices and reinforced already existing global inflationary pressures. In the domestic environment, Santander understands that the main themes were the following: 1) continuation of inflationary pressures, conditioning the current economic context and; 2) attempts by the federal government to change fuel taxation and alleviate such pressures.

2. Performance

2.1) Corporate Income

Consolidated Income Statements (R$ Millions)	1Q22	1Q21	annual changes%	4Q21	quarter changes %
Financial Income	(5,695.1)	37,756.9	(115.1)	29,303.2	(119.4)
Financial Expenses	15,319.2	(29,816.7)	151.4	(19,749.6)	(177.6)
Gross Profit From Financial Operations (a)	9,624.1	7,940.2	(21.2)	9,553.6	0.7
Other Operating (Expenses) Income (b)	(3,998.2)	(4,035.6)	(0.9)	(4,111.8)	(2.8)
Operating Income	5,625.9	3,904.6	44.1	5,441.8	3.4
Non-Operating Income	371.5	29.2	1,172.3	(42.3)	(978.3)
Income Before Taxes on Income and Profit Sharing	5,997.4	3,933.8	52.5	5,399.5	11.1
Income Tax and Social Contribution (a)	(1,539.4)	(620.4)	148.1	(951.2)	61.8
Profit Sharing	(475.6)	(471.9)	0.8	(618.0)	(23.0)
Non-Controlling Interest	(36.5)	(25.3)	44.3	(33.9)	7.7
Consolidated Net Income	3,945.9	2,816.2	40.1	3,796.4	3.9

OPERATING RESULT BEFORE ADJUSTED TAXATION	1Q22	1Q21	annual variation%	4Q21	quarterly variation%
(R$ Million)
Result before Taxation on Profit and Participation	5,997.5	3,933.8	52.5	5,399.5	11.1
Foreign Exchange Hedge	-	2,049.5	(100.0)	782.2	(100.0)
Operating Income Before Adjusted Taxation	5,997.5	5,983.3	0.2	6,181.7	(3.0)

INCOME TAX	1Q22	1Q21	annual variation%	2Q21	quarterly variation%
(R$ Million)
Income tax and social contribution	(1,539.4)	(620.4)	148.1	(951.2)	61.8
Foreign Exchange Hedge	-	(2,049.5)	(100.0)	(782.2)	(100.0)
Adjusted Income Tax and Social Contribution	(1,539.4)	(2,669.9)	(42.3)	(1,733.4)	(11.2)

The return for the year based on the accounting result on average equity reached 19.9%, an increase of 5.0% compared to the same period in 2021.

a) Foreign Exchange Hedge of Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are mainly used to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for trade finance. abroad and working capital. To cover the exposure to exchange variations, the Bank uses external funding and derivative instruments. In accordance with Brazilian tax rules, as of January 2021, 50% of gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments started to be computed in the determination of the taxable income and in the calculation basis of the Contribution Social Security on Net Income (CSLL) of the investing legal entity domiciled in the country, while gains or losses from obligations and derivative instruments used as hedging are 100% taxable or deductible. The purpose of these derivative instruments is to protect net income after taxes. As of 2022, all exchange variation will be computed in the IRPJ and CSLL tax base.

The different tax treatment of such exchange differences results in volatility in the operating result and in the tax expense (PIS/COFINS) and income taxes (IR/CSLL) accounts, as shown below:

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches (R$ Million)	1Q22	1Q21	annual changes%	2T21	quarterly changes %
Exchange Variation - Profit From Financial Operations	(6,178.1)	5,015.1	(223.2)	1,426.0	(533.2)
Derivative Financial Instruments - Profit From Financial Operations	6,480.0	(7,409.4)	(187.5)	(2,315.8)	(379.8)
Income Tax and Social Contribution	-	2,049.5	(100.0)	782.2	(100.0)
PIS/Cofins - Tax Expenses	(301.9)	344.5	(187.6)	107.7	(380.3)

2.2) Assets and Liabilities

Consolidated Balance Sheets (R$ Millions)	Mar/22	Dec/21	annual changes %
Current Assets	539,055.1	509,576.8	5.8
Long-Term Assets	420,916.0	453,799.1	(7.2)
Total Assets	959,971.1	963,376.0	(0.4)
Current and Long-Term Liabilities	879,450.4	882,996.9	(0.4)
Deferred Income	0.0	382.3	(100.0)
Non-Controlling Interest	1,334.2	1,257.2	6.1
Stockholders' Equity	79,186.5	78,739.6	0.6
Total Liabilities and Stockholders' Equity	959,971.1	963,376.0	(0.4)

2.3) Stockholders’ Equity

As of March 31, 2022, Banco Santander's consolidated shareholders' equity increased by 0.7% compared to December 31, 2021.

The variation in Shareholders' Equity between March 31, 2022 and December 31, 2021 was mainly due to the net income for the period in the amount of R$3,946 million, the negative equity valuation adjustment (securities and derivative financial instruments ) in the amount of R$475 million.

For additional information, see note 20.

2.4) Basel Index

Bacen determines that financial institutions maintain a Reference Equity (PR), Tier I Equity and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market and operational risk.

As established in CMN Resolution No. 4,958/2021, the PR requirement is 11.00%, including 8.00% of Minimum Reference Equity, plus 2.00% of Additional for Capital Conservation and 1.00% of Additional systemic. Tier I PR is 9.00% and Minimum Principal Capital is 7.50%.

As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement Tier I PR and Minimum Principal Capital of 9.50% and 8.00%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4,955/2021, the calculation of capital ratios is calculated on a consolidated basis based on information from the Prudential Conglomerate, whose definition is established by CMN Resolution No. 4,950/2021, as shown in follow:

Basel Index%	Mar/22	Dec/21
Basel I Ratio	12.75	12.81
Basel Principal Capital	11.74	11.64
Basel Regulatory Capital	14.71	14.91

2.5) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan operations portfolio for the period ended March 31, 2022, of Banco Santander's main subsidiaries:

Subsidiaries (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	58,381.2	2,305.2	81.3	53,756.5	100%
Santander Leasing S.A. Arrendamento Mercantil	14,653.4	11,045.9	118.9	2,481.3	100%
Santander Corretora de Seguros, Investimento e Serviços S.A.	11,421.6	4,623.9	265.8	-	100%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	3,068.3	2,690.4	66.2	-	100%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,520.7	807.0	37.6	-	100%

The balances presented above are in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporation Law, together with the rules of the CMN, the Bacen and the document model provided for in the Accounting Plan of the Institutions of Cosif, of the CVM, in what do not conflict with the rules issued by Bacen, without eliminating operations with affiliates.

3. Corporate Restructuring

During the period ended March 31, 2022 and the year ended December 31, 2021, several corporate movements were implemented with the aim of reorganizing the operations and activities of the entities in accordance with Banco Santander's business plan.

For additional information, see the explanatory note to the financial statements No. 13.

4. Strategy and Rating Agencies

For information regarding the Bank's strategy and rating at rating agencies, see the Results Report available at www.santander.com.br/ri.

5. Corporate Governance

The Board of Directors of Banco Santander met and resolved:

On March 31, 2022, he met the resignation presented by Mr. Cassio Schimtt to the position of Officer without specific designation by the Company.

On March 24, 2022, it approved the appointment of Mr. Pedro Augusto de Melo, to the positions of Member of the Nomination and Governance Committee and member of the Company's Compensation Committee;

On March 21, 2022, it became aware of the resignation request submitted by Mr Leandro Alves to the position of Officer without specific designation of the Company, with effect from March 17, 2022.

On March 2, 2022, it became aware of the resignation request submitted by Mr Marino Alexandre Calheiros Aguiar to the position of Officer without specific designation of the Company, with effect from February 25, 2022.

On February 25, 2022, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with International Financial Reporting Standards (IFRS) for the year ended December 31, 2021.

On February 8, 2022, it approved the dismissal of Mr. Carlos Rey de Vicente from the position of Executive Vice-President of the Company.

On February 1, 2022, it approved the proposal for the declaration and payment of dividends, in the amount of R$1,300 million, paid on March 4, 2022, and the declaration and payment of interest on equity, in the amount of R$ 1,700 million, paid on March 4, 2022, both without any monetary restatement.

On December 28, 2021, it approved the proposal for the declaration and payment of interest on equity, in the amount of R$249 million, which will be paid as of February 3, 2022, without any monetary restatement.

On December 17, 2021, it approved the dismissal of Mr. Sérgio Agapito Lires Rial from the position of Chief Executive Officer of the Company; driving Mr. Mario Roberto Opice Leão, current Executive Vice-President, to the position of Chief Executive Officer of the Company; the dismissal of Mr. Juan Sebastián Moreno Blanco from the position of Executive Vice-President of the Company and the management of the current Directors without Specific Designation, Ms. Andrea Marques de Almeida, Mrs. Elita Vechin Pastorelo Ariaz, and Mr. João Marcos Pequeno De Biase, to the position of Executive Vice Presidents of the Company.

On December 17, 2021, it approved the appointment of Mr. Sérgio Agapito Lires Rial, to the positions of Coordinator of the Nomination and Governance Committee and member of the Compensation and Risk and Compliance Committees of the Company; the dismissal of Messrs. Mario Roberto Opice Leão and Carlos Rey de Vicente from the positions of members of the Company's Sustainability Committee and the appointment of Ms. Andrea Marques de Almeida and Messrs. Álvaro Antônio Cardoso de Souza and Luiz Masagão Ribeiro Filho as members of the Company's Sustainability Committee.

On December 1, 2021, it approved the election of Mr. Gustavo de Souza Fosse as Officer without specific designation by the Company.

On November 16, 2021, it became aware of the resignation request submitted by Mr. Álvaro Antônio Cardoso de Souza to the position of Chairman of the Board of Directors, Coordinator of the Appointment and Governance Committee and member of the Compensation and Risk and Compliance Committees of the Company, all with effect from January 1, 2022 and approved the Proposal of Management to call an Extraordinary General Meeting of the Company to be held on December 17, 2021.

On November 1, 2021, it approved the election of Messrs. Maria Teresa Mauricio da Rocha Pereira Leite, Andrea Marques de Almeida and Gilberto Duarte de Abreu as Officers without specific designation by the Company.

On October 26, 2021, it approved the proposal for the declaration and payment of Dividends on equity, in the amount of R$ 3.0 billion, paid on December 3, 2021, without any monetary restatement.

On October 26, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards International Financial Reporting Companies (IFRS), both for the period ended September 30, 2021.

On September 16, 2021, he approved the re-election of Ms. Monique Silvano Arantes Bernardes as the Company's Ombudsman for a new term of 1 (one) year.

On July 27, 2021, it approved the Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Consolidated Financial Statements of Banco Santander prepared in accordance with the Standards International Financial Reporting Companies (IFRS), both referring to the semester ended June 30, 2021.

On July 27, 2021, it approved the proposal for the declaration and payment of interest on equity, in the amount of BRL 3.4 billion, paid on September 3, 2021, without any monetary restatement.

On July 1, 2021, it approved the election of Messrs. Rogério Magno Panca and Sandro Mazerino Sobral as Officers without specific designation by the Company.

On June 1, 2021, it approved the election of Ms. Vania Maria da Costa Borgerth as a member of the Company's Audit Committee.

On May 3, 2021, it approved the election of the members of the Company's Board of Executive Officers for a new term.

On May 3, 2021, it approved the election of the members of the Advisory Committees to the Company's Board of Directors for a new term.

On April 27, 2021, it approved the proposal to declare and pay interim and interim dividends totaling R$ 3 billion, paid on June 2, 2021 without any monetary restatement.

On April 27, 2021, it approved the Management Report and the Company's Financial Statements in BRGAAP and IFRS for the first quarter of 2021.

On March 31, 2021, it approved the partial spin-off of the Company, which resulted in the segregation of the shares owned by Getnet, with version 2 of the spun-off portion to Getnet, pursuant to the Protocol and Justification of the Partial Spin-Off of Santander (" Partial Spin-off”).

On March 1, 2021, it became aware of the resignation request submitted by Tarcila Reis Corrêa Ursini to the position of member of the Company's Sustainability Committee.

On February 25, 2021, it approved the proposed spin-off of the means of payment operation, carried out by the subsidiary, Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”), in order to concentrate Grupo Santander’s technology and payments business within PagoNxt, a new technology-focused global payments platform.

On February 2, 2021, it approved the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen for the year ended December 31, 2020.

On February 2, 2021, in continuation of the buyback program that expired on November 4, 2020, it approved a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent disposal.

On February 2, 2021, it approved the proposal for the declaration and payment of dividends, in the amount of R$512 million, paid on March 3, 2021, without any monetary restatement.

6. Risk Management

Bacen published on February 23, 2017, CMN Resolution No. 4,557, which provides for the risk and capital management structure (GIRC) which came into effect from the same year. The resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS - Risk Appetite Statement), constitution of a Risk Committee, definition of a disclosure policy of published information, appointment of director for risk management, director of capital and director responsible for the information disclosure policy. Banco Santander develops the necessary actions on a continuous and progressive basis, aiming at adherence to the resolution. No relevant impacts arising from this standard were identified.

For more information, see note 29 to this publication.

Capital Management Structure

Banco Santander's capital management structure has robust governance, which supports the processes related to this issue and establishes the attributions of each of the teams involved. In addition, there is a clear definition of the guidelines that must be adopted for the effective management of capital. Further details can be found in the Risk and Capital Management Framework, available on the Investor Relations website.

Internal Audit

The Internal Audit reports directly to the Board of Directors, and the Audit Committee is responsible for its supervision.

The Internal Audit is a permanent function, independent from any other function or unit, whose mission is to provide the Board of Directors and senior management with independent assurance on the quality and effectiveness of internal control and risk management processes and systems (current or emerging) and government, thus contributing to the protection of the organization's value, solvency and reputation. Internal Audit has a quality certificate issued by the Institute of Internal Auditors (IIA).

In order to fulfill its functions and coverage risks inherent to Banco Santander's activity, the Internal Audit has a set of internally developed tools that are updated when necessary. Among them, the risk matrix stands out, used as a planning tool, prioritizing the risk level of the auditable universe considering, among others, its inherent risks, the last audit rating, the degree of compliance with the recommendations and its dimension. The work programs, which describe the audit tests to be performed, are periodically reviewed.

The Audit Committee and the Board of Directors favorably analyzed and approved the Internal Audit work plan for the year 2022.

7. People

At Santander, we continue to take care of our people. After all, they are the ones who think, design, develop, interact and build what Santander wants to be. This is why the Bank invests in each of its 50,348 employees here in Brazil.

On the subject of Health, we have implemented a series of actions to promote the well-being and physical and emotional health of our employees, especially at this time of resumption after COVID-19, always following the guidelines of Organs health and health bodies.

For the development of our people, the Corporate University – the Santander Academy, works for a strong, transversal culture, enabling everyone, online and in person, to improve what they already know and explore new possibilities. From mandatory certifications for certain functions to Digital Leadership courses, the most important thing is to get out of your comfort zone and invest in y Santander supports leaders and managers so that they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, ensuring alignment between everyone through recurring and frank conversations, career guidance and special moments to reward the growth of teams.

Santander values a diverse environment, where every skill and every difference is valued. An example is the Affinity Group, created to promote diversity and inclusion based on the 5 pillars: Female Leadership; Racial Equity; Disabled people; Diversity of Education, Experiences and Generations and the LGBT+ pillar. Another good example is the Talent Show. In it, Santander opens space to learn about the most different performances and explore the universe of skills that exist at the Bank, allowing interaction and fraternization among colleagues.

In the Customer sphere, we remain focused on offering the best products and services, in a Simple, Personal and Fair manner.

8. Sustainable Development

Banco Santander Brasil's Sustainability strategy is based on three pillars: (i) Strategic and efficient use of Environmental Resources, (ii) Development of Potential and (iii) Resilient and Inclusive Economy. The Bank's vision, through these pillars, is to contribute to a better, more prosperous and fair society, maintaining excellence and responsibility in internal management, having ethical values as a basis and technology at the service of people and businesses.

We recognize our role as a financial institution in promoting sustainable businesses, helping society to prosper. We highlight some initiatives in 1T22:

Environmental

In this first quarter, we enabled R$5.2 billion in sustainable businesses. In addition, we maintained the leadership in the bookkeeping of CBIOs, a market that we helped create in 2020, and currently we account for 56% of the market share in this market, operating in both the primary and secondary markets. In line with our NET ZERO commitment, we advanced in the use of renewable energy and reached 78% of this source in our administrative buildings and stores throughout Brazil.

In addition, in February we opened a solar power plant on the roof of the Geração Digital and Radar buildings. It is the largest installed plant of its kind in an urban area in the state of São Paulo - and one of the largest in Latin America. There are more than 3 thousand solar panels that will produce enough to supply almost 800 homes or 100 small stores. In technical terms, there will be 1,5 thousand MWh of generation per year.

Social

We provide more than 30 thousand receipts for all participants of the 2021 edition of Amigo de Valor to use in this year's income tax return.

We also held the first training webinar for the 159 projects benefited by Amigo de Valor and Parceiro do Idoso. The objective is to further strengthen initiatives and public policy for childhood, adolescence and the elderly.

We are also increasingly investing in the structuring of endowments – endowments or philanthropic funds – in which it is possible to guarantee a structure of long-term financial sustainability for institutions and non-profit organizations, such as universities and hospitals. In this first quarter, we doubled our AUM in this line.

Governance

In the pursuit of gender equality, we reached 30.1% of women in leadership positions and 27.6% of blacks in the organization. Our ambition is to reach 40% representation of these two groups by 2025. The participation of women and independent members on the Board of Directors was 27% in the first quarter of 2022.

9. Effects of the Pandemic - COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of home office work, (b) the definition of a monitoring protocol, with health professionals, for employees and family members who have the symptoms of COVID-19 and (c) increased communication about prevention measures and remote means of care.

Future impacts related to the pandemic, which have a certain degree of uncertainty as to their duration and severity and which, therefore, cannot be accurately measured at this time, will continue to be monitored by Management.

10. Independent Audit

Banco Santander's policy, including its subsidiaries, in contracting services not related to the audit of the Financial Statements by its independent auditors, is based on Brazilian and international auditing standards, which preserve the auditor's independence. This rationale provides for the following: (i) the auditor must not audit its own work, (ii) the auditor must not perform managerial functions for its client, (iii) the auditor must not promote the interests of its client, and (iv) ) need for approval of any services by the Bank's Audit Committee.

In compliance with CVM Instruction 381/2003, Banco Santander informs that in the period ended March 31, 2022, PricewaterhouseCoopers did not provide services unrelated to the independent audit of the Financial Statements of Banco Santander and subsidiaries greater than 5% of the total fees related to independent audit services.

Furthermore, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls in place to ensure its independence, which include the evaluation of the work performed, covering any service other than an independent audit of the Financial Statements of Banco Santander and its subsidiaries. This assessment is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and provision of professional services not related to the audit of the Financial Statements by its independent auditors during the period ended March 31, 2022, did not affect the independence and objectivity in the conduct of the external audit examinations carried out at Banco Santander and other entities of the Group, once the above principles have been observed.

The Board of Directors

The Executive Board

(Authorized at the Board of Directors' Meeting of 04/25/2022)

Report on review of parent company and consolidated condensed interim financial statements

To the Board of Directors and Stockholders
Banco Santander (Brasil) S.A.

Introduction

We have reviewed the accompanying condensed interim balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at March 31, 2022, and the related condensed statements of income, comprehensive income, changes in stockholders' equity and cash flows for the quarter then ended, as well as the accompanying consolidated condensed balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at March 31, 2022, and the related consolidated condensed statements of income, comprehensive income, changes in stockholders' equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Condensed Balance Sheet

			Bank		Consolidated
	Notes	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Current Assets		543,884,659	522,451,023	540,569,791	509,576,839
Cash	4	7,630,025	16,361,758	7,669,409	16,386,974
Financial Instruments		469,772,996	443,560,677	458,616,941	425,610,218
Interbank Investments	5	101,090,386	85,800,514	51,660,545	31,388,970
Securities and Derivative Financial Instruments	6	105,520,741	78,980,822	120,653,940	93,620,934
Derivative Financial Instruments	6	21,407,684	15,273,412	12,990,662	7,279,673
Lending Operations	8	110,533,198	113,914,019	141,043,918	144,239,508
Others Assets Instruments	9	131,220,987	149,591,910	132,267,876	149,081,133
Leasing Operations		-	-	2,608,846	1,117,370
Provisions for Expected Losses Associated with Credit Risk	8.d	(6,401,839)	(6,208,228)	(8,258,662)	(7,706,994)
Other Assets	11	72,319,122	67,383,339	79,008,108	73,005,988
Current Tax Assets		564,355	1,353,477	925,149	1,163,283

Long-Term Assets		428,751,396	458,365,721	419,401,327	453,799,131
Financial Instruments		360,989,210	387,956,693	371,408,613	400,059,113
Interbank Investments	5	32,569,389	33,260,243	2,260,292	2,240,348
Securities and Derivative Financial Instruments	6	102,836,395	129,206,353	108,512,780	134,085,048
Derivative Financial Instruments	6	16,758,978	13,667,486	16,930,604	13,810,051
Lending Operations	8	202,301,476	203,445,400	237,181,965	239,240,166
Others Assets Instruments	9	6,522,972	8,377,211	6,522,972	10,683,500
Leasing Operations		-	-	1,516	1,578,582
Provisions for Expected Losses Associated with Credit Risk	8.d	(17,918,165)	(17,165,339)	(20,145,850)	(19,424,300)
Other Assets	11	10,537,919	14,489,073	12,844,715	17,360,213
Tax Assets		36,965,002	35,767,085	42,320,298	41,289,987
Current		3,972,161	2,593,535	4,378,165	3,331,917
Deferred	10	32,992,841	33,173,550	37,942,133	37,958,070
Investments		27,185,740	25,980,085	768,058	428,488
Investments in Associates and Subsidiaries	13	27,181,847	25,958,916	764,047	408,693
Other Investments		3,893	21,169	4,011	19,795
Fixed Assets	14	5,882,329	6,066,686	6,198,286	6,384,348
Real Estate for Use		2,461,666	2,463,155	2,742,485	2,752,082
Other Fixed Assets in Use		13,316,135	13,292,159	13,559,350	13,528,400
(Accumulated Depreciation)		(9,895,472)	(9,688,628)	(10,103,549)	(9,896,134)
Intangible	15	5,109,361	5,271,438	6,005,691	6,122,700
Goodwill on Acquisition of Subsidiaries		27,220,515	27,220,515	28,211,364	28,155,084
Other Intangible Assets		10,823,523	10,793,517	11,172,701	11,145,052
(Accumulated Amortizations)		(32,934,677)	(32,742,594)	(33,378,374)	(33,177,436)
Total Assets		972,636,055	980,816,744	959,971,118	963,375,970

The accompanying notes from Management are an integral part of these financial statements.

			Bank		Consolidated
	Notes	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Current Liabilities		576,601,176	581,835,528	571,953,891	571,159,070
Deposits and Other Financial Instruments		562,845,841	570,676,801	548,444,295	552,620,227
Deposits	16	289,588,102	302,306,231	286,108,704	298,306,809
Money Market Funding	16	94,882,132	85,154,534	90,060,010	79,933,047
Local Borrowings	16	66,164,624	76,021,633	66,188,948	76,026,549
Domestic Onlendings - Official Institutions	16	4,146,297	4,387,014	4,146,297	4,387,014
Funds from Acceptance and Issuance of Securities	16	32,144,509	28,875,943	33,047,865	27,581,480
Derivative Financial Instruments	6	20,383,449	14,479,201	13,272,677	6,956,577
Other Financial Liabilities	17.a	55,536,728	59,452,245	55,619,794	59,428,751
Other Liabilities		12,719,125	10,218,257	21,615,143	16,164,475
Provision for Tax Risks and Legal Obligations	19.b	-	87,702	110,446	171,130
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits	19.b	1,602,830	1,565,666	1,796,647	1,665,134
Other Provisions	18	1,056,207	1,527,594	2,070,516	5,730,626
Others	18	10,060,088	7,037,296	17,637,534	8,597,586
Current Tax Liabilities	10	1,036,210	940,470	1,894,453	2,374,368

Long-Term Liabilities		316,784,993	319,776,644	307,496,492	311,837,837
Deposits and Other Financial Instruments		264,801,004	262,445,497	249,012,185	245,356,883
Deposits	16	107,785,310	104,576,178	107,506,006	105,332,878
Money Market Funding	16	19,184,114	15,715,553	19,184,114	15,715,553
Local Borrowings	16	4,724,481	3,707,117	4,724,481	3,707,117
Domestic Onlendings - Official Institutions	16	7,333,528	7,466,070	7,333,528	7,466,070
Funds from Acceptance and Issuance of Securities	16	91,888,884	86,967,036	75,670,801	67,799,380
Derivative Financial Instruments	6	16,491,352	17,676,138	16,496,684	17,690,654
Other Financial Liabilities	17.a	17,393,335	26,337,405	18,096,571	27,645,231
Other Liabilities	19	49,506,383	55,300,978	55,314,426	63,772,477
Provision for Tax Risks and Legal Obligations		4,492,502	4,224,532	6,849,850	6,577,554
Provision for Judicial and Administrative Proceedings - Labor and Civil Lawsuits		3,491,018	3,468,009	3,599,677	3,660,582
Other Provisions		789,283	931,767	789,283	1,036,486
Others		40,733,580	46,676,670	44,075,616	52,497,855
Deferred Tax Liabilities		2,477,606	2,030,169	3,169,881	2,708,477
Current		-	-	-	-
Deferred	10.b	2,477,606	2,030,169	3,169,881	2,708,477

Deferred Income	10.b	-	360,501	-	382,255

Stockholders' Equity	20	79,249,886	78,844,071	79,186,532	78,739,563
Capital	20.a	55,000,000	55,000,000	55,000,000	55,000,000
Capital Reserves	20.c	371,497	387,537	378,822	400,701
Profit Reserves	20.c	26,679,947	27,954,392	26,623,263	27,445,196
Adjustment to Fair Value		(4,157,158)	(3,784,819)	(3,766,318)	(3,393,295)
Acumulated Profits		2,217,375	-	1,812,540	-
(-) Treasury Shares	20.d	(861,775)	(713,039)	(861,775)	(713,039)

Non Controlling Interest	20.e	-	-	1,334,203	1,257,244

Total Stockholders' Equity		79,249,886	78,844,071	80,520,735	79,996,808

Total Liabilities		972,636,055	980,816,744	959,971,118	963,375,970

The accompanying notes from Management are an integral part of these financial statements.

Condensed Income Statement

			Bank		Consolidated
	Notes	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Income Related to Financial Operations		(9,070,965)	35,554,559	(5,695,103)	37,756,910
Loan Operations		10,606,176	12,569,873	13,877,342	15,180,550
Leasing Operations		-	-	79,019	53,523
Securities Transactions	6.a.V	(7,519,005)	16,047,237	(8,778,666)	15,625,403
Derivatives Transactions		(11,710,629)	6,078,714	(10,433,260)	6,037,724
Foreign Exchange Operations		(1,858,940)	594,617	(1,858,940)	594,617
Compulsory Deposits		1,411,433	264,118	1,419,402	265,093
Expenses on Financial Operations		16,663,554	(29,174,884)	15,319,229	(29,816,689)
Funding Operations Market	16.b	2,752,058	(15,992,807)	2,408,904	(16,095,396)
Borrowings and Onlendings Operations		17,116,475	(9,948,543)	17,103,630	(9,946,402)
Operations of Sale or Transfer of Financial Assets		703,153	(398,057)	736,656	(398,049)
Allowance for Loan Losses	8.e	(3,908,132)	(2,835,477)	(4,929,961)	(3,376,842)
Gross Income Related to Financial Operations		7,592,589	6,379,675	9,624,126	7,940,221

Other Operating Revenues (Expenses)		(2,640,821)	(2,986,981)	(3,998,177)	(4,035,615)
Banking Service Fees	22	2,643,344	2,539,278	3,310,191	3,510,034
Income Related to Bank Charges	22	1,158,427	1,169,282	1,307,031	1,341,942
Personnel Expenses	23	(1,500,240)	(1,498,376)	(2,017,351)	(1,777,528)
Other Administrative Expenses	24	(3,072,808)	(3,817,562)	(3,100,416)	(4,048,120)
Tax Expenses		(1,182,981)	(467,477)	(1,508,220)	(749,627)
Investments in Affiliates and Subsidiaries	13.b	1,062,323	929,222	10,271	7,651
Other Operating Revenues	25	1,292,269	760,766	2,181,131	1,254,452
Other Operating Expenses	26	(3,041,155)	(2,602,114)	(4,180,814)	(3,574,419)
Operating Income		4,951,768	3,392,694	5,625,949	3,904,606

Non-Operating Income	27	376,784	25,031	371,503	29,185

Income Before Taxes on Income and Profit Sharing		5,328,552	3,417,725	5,997,452	3,933,791
Income Tax and Social Contribution	10.c	(879,558)	(12,054)	(1,539,411)	(620,383)
Provision for Income Tax		(61,957)	(130,227)	(587,476)	(576,630)
Provision for Social Contribution Tax		(13,974)	(50,678)	(289,799)	(282,010)
Deferred Tax Credits		(803,627)	168,851	(662,136)	238,257
Profit Sharing		(531,619)	(429,095)	(475,629)	(471,886)
Non Controlling Interest	20.e	-	-	(36,527)	(25,258)
Net Income		3,917,375	2,976,576	3,945,885	2,816,264

Number of Shares (Thousands)	20.a	7,498,531	7,498,531	-
$)		522.42	396.95	-

The accompanying notes from Management are an integral part of these financial statements.

As a result of the Exchange Variation from 01/01/2022 to 03/31/2022, the Income and Expenses from Financial Intermediation have a debtor and creditor nature, respectively.

Condensed Statement of Comprehensive Income

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Profit for the Period	3,917,375	2,976,576	3,945,885	2,816,264
Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	(473,928)	(1,593,953)	(474,611)	(1,627,362)
Available-for-sale financial assets	(361,671)	(1,351,867)	(362,354)	(1,385,276)
Available-for-sale financial assets	(431,408)	(2,075,012)	(534,548)	(2,336,719)
Related Companies	(99,890)	(225,668)	-	-
Income taxes	169,627	948,813	172,194	951,443

Cash flow hedges	(112,257)	(242,086)	(112,257)	(242,086)
Cash flow hedges	(209,470)	(427,062)	(211,876)	(449,905)
Related Companies	(2,406)	(22,843)	-	-
Income taxes	99,619	207,819	99,619	207,819

Other Comprehensive Income that won't be reclassified for Net income:	101,589	(19,187)	101,588	(19,187)
Defined Benefits plan	101,589	(19,187)	101,588	(19,187)
Defined Benefits plan	223,626	13	223,625	13
Income taxes	(122,037)	(19,200)	(122,037)	(19,200)

Comprehensive Income for the Period	3,545,036	1,363,436	3,572,862	1,169,715
Attributable to parent company			3,536,335	1,144,457
Attributable to non-controlling interests			36,527	25,258
Total			3,572,862	1,169,715

The accompanying notes from Management are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity - Bank

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Total

Balances as of december 31, 2020		57,000,000	302,665	4,520,872	18,607,926	2,596,867	124,185	(3,178,279)	-	(791,358)	79,182,878
Employee Benefit Plans		-	-	-	-	-	-	254,056	-	-	254,056
Treasury Shares	20.d	-	-	-	-	-	-	-	-	78,319	78,319
Result of Treasury Shares		-	40,821	-	-	-	-	-	-	-	40,821
Reservations for Share - Based Payment		-	44,051	-	-	-	-	-	-	-	44,051
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(2,985,148)	(596,500)	-	-	-	(3,581,648)
Spin-off	20.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)
Prescribed Dividends		-	-	-	6,530	-	-	-	-	-	6,530
Net Income		-	-	-	-	-	-	-	14,995,508	-	14,995,508
Allocations:
Legal Reserve	20.c	-	-	749,775	-	-	-	-	(749,775)	-	-
Dividends	20.b	-	-	-	(200,000)	-	-	-	(5,800,000)	-	(6,000,000)
Interest on Capital	20.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)
Reserve for Dividend Equalization	20.c	-	-	-	4,796,733	-	-	-	(4,796,733)	-	-
Balances as of december 31, 2021		55,000,000	387,537	5,270,647	22,683,745	(388,281)	(472,315)	(2,924,223)	-	(713,039)	78,844,071
Changes in the Period		(2,000,000)	84,872	749,775	4,075,819	(2,985,148)	(596,500)	254,056	-	78,319	(338,807)
Balances as of december 31, 2021		55,000,000	387,537	5,270,647	22,683,745	(388,281)	(472,315)	(2,924,223)	-	(713,039)	78,844,071
Employee Benefit Plans		-	-	-	-	-	-	101,589	-	-	101,589
Treasury Shares	20.d	-	-	-	-	-	-	-	-	(148,736)	(148,736)
Result of Treasury Shares		-	19,800	-	-	-	-	-	-	-	19,800
Reservations for Share - Based Payment		-	(35,840)	-	-	-	-	-	-	-	(35,840)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(371,632)	(102,296)	-	-	-	(473,928)
Prescribed Dividends		-	-	-	25,555	-	-	-	-	-	25,555
Net Income		-	-	-	-	-	-	-	3,917,375	-	3,917,375
Allocations:
Dividends	20.b	-	-	-	(1,300,000)	-	-	-	-	-	(1,300,000)
Interest on Capital	20.b	-	-	-	-	-	-	-	(1,700,000)	-	(1,700,000)
Balances as of march 31, 2022		55,000,000	371,497	5,270,647	21,409,300	(759,913)	(574,611)	(2,822,634)	2,217,375	(861,775)	79,249,886
Changes in the Period		-	(16,040)	-	(1,274,445)	(371,632)	(102,296)	101,589	2,217,375	(148,736)	405,815

The accompanying notes from Management are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity - Consolidated

				Profit Reserves		Adjustment to Fair Value
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings Retained	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2020		57,000,000	298,313	4,520,872	17,990,263	3,004,187	124,186	(3,178,280)	-	(791,358)	78,968,183	1,150,708	80,118,891
Employee Benefit Plans		-	-	-	-	-	-	254,057	-	-	254,057	-	254,057
Treasury Shares	20.d	-	40,821	-	-	-	-	-	-	78,319	119,140	-	119,140
Reservations for Share - Based Payment		-	61,567	-	-	-	-	-	-	-	61,567	-	61,567
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(3,000,945)	(596,500)	-	-	-	(3,597,445)	-	(3,597,445)
Spin-off	20.a	(2,000,000)	-	-	(527,444)	-	-	-	-	-	(2,527,444)	-	(2,527,444)
Prescribed Dividends		-	-	-	6,530	-	-	-	-	-	6,530	-	6,530
Net Income		-	-	-	-	-	-	-	14,987,716	-	14,987,716	-	14,987,716
Allocations:
Legal Reserve	20.c	-	-	749,386	-	-	-	-	(749,386)	-	-	-	-
Dividends	20.b	-	-	-	(200,000)	-	-	-	(5,800,000)	-	(6,000,000)	-	(6,000,000)
Provision of Interest on Capital	20.b	-	-	-	-	-	-	-	(3,649,000)	-	(3,649,000)	-	(3,649,000)
Reserve for Dividend Equalization	20.c	-	-	-	5,298,525	-	-	-	(5,298,525)	-	-	-	-
Unrealized Profit		-	-	-	(509,195)	-	-	-	509,195	-	-	-	-
Non Controlling Interest Results	20.e	-	-	-	-	-	-	-	-	-	-	120,949	120,949
Others		-	-	-	116,260	-	-	-	-	-	116,260	(14,412)	101,848
Balances as of december 31, 2021		55,000,000	400,701	5,270,258	22,174,939	3,242	(472,314)	(2,924,223)	-	(713,039)	78,739,564	1,257,245	79,996,808
Changes in the Period		(2,000,000)	102,388	749,386	4,184,676	(3,000,945)	(596,500)	254,057	-	78,319	(228,619)	106,537	(122,083)

				Reservas de Lucros		Ajustes de Avaliação Patrimonial
	Notes	Capital	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Own Position	Affiliates and Subsidiaries	Others Adjustment to Fair Value	Retained Earnings	(-)Treasury Shares	Stockholders' Equity	Minority Interest	Total Stockholders' Equity
Balances as of december 31, 2021		55,000,000	400,701	5,270,258	22,174,939	3,242	(472,314)	(2,924,223)	-	(713,039)	78,739,564	1,257,245	79,996,808
Employee Benefit Plans		-	-	-	-	-	-	101,588	-	-	101,588	-	101,588
Treasury Shares	20.d	-	19,800	-	-	-	-	-	-	(148,736)	(128,936)	-	(128,936)
Reservations for Share - Based Payment		-	(41,679)	-	-	-	-	-	-	-	(41,679)	-	(41,679)
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	(372,315)	(102,296)	-	-	-	(474,611)	-	(474,611)
Prescribed Dividends		-	-	-	25,555	-	-	-	-	-	25,555	-	25,555
Net Income		-	-	-	-	-	-	-	3,945,885	-	3,945,885	-	3,945,885
Allocations:
Dividends	20.b	-	-	-	(1,300,000)	-	-	-	-	-	(1,300,000)	-	(1,300,000)
Interest on Capital	20.b	-	-	-	-	-	-	-	(1,700,000)	-	(1,700,000)	-	(1,700,000)
Unrealized Profit		-	-	-	433,345	-	-	-	(433,345)	-	-	-	-
Non Controlling Interest Results	20.e	-	-	-	-	-	-	-	-	-	-	36,527	36,527
Others		-	-	-	19,167	-	-	-	-	-	19,167	40,431	59,598
Balances as of march 31, 2022		55,000,000	378,822	5,270,258	21,353,005	(369,073)	(574,610)	(2,822,635)	1,812,540	(861,775)	79,186,532	1,334,203	80,520,735
Changes in the Period		-	(21,879)	-	(821,933)	(372,315)	(102,296)	101,588	1,812,540	(148,736)	446,969	76,958	523,927

The accompanying notes from Management are an integral part of these financial statements.

Condensed Statement of Cash Flows

		Bank				Consolidated
		01/01 to 03/31/2022		01/01 to 03/31/2021		01/01 to 03/31/2022		01/01 to 03/31/2021
	Notes
Operational Activities
Net Income		3,917,375		2,976,576		3,945,885		2,816,264
Adjustment to Net Income		3,079,554		40,819,268		5,089,550		37,395,971
Allowance for Loan Losses	8.e	3,908,132		2,835,477		4,929,961		3,376,842
Provision for Legal Proceedings and Administrative and Legal Obligations	19.c	488,355		480,444		556,081		520,278
Monetary Adjustment of Provision for Legal Proceedings and Administrative and Legal Obligations	19.c	191,416		132,279		223,399		143,021
Deferred Tax Credits and Liabilities	0	894,346		273,930		702,905		247,349
Equity in Affiliates and Subsidiaries	13	(1,062,323)		(929,222)		(10,271)		(7,651)
Depreciation and Amortization	24	683,788		1,620,587		712,855		1,728,502
Recognition (Reversal) Allowance for Other Assets Losses	27	2,479		18,445		(8,388)		13,295
Gain (Loss) on Sale of Other Assets	27	(25,197)		(17,990)		(11,264)		(14,775)
Gain (Loss) on Sale of Investments	27	-		-		(6)		5
Monetary Adjustment of Escrow Deposits	25	(119,624)		(28,355)		(148,361)		(33,408)
Recoverable Taxes	25	(100,991)		(4,574)		(112,321)		(8,291)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		-		6,590		-		6,590
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(1,800,627)		31,385,581		(1,800,627)		31,385,581
Others		19,800		5,046,076		55,587		38,633
Changes on Assets and Liabilities		(30,820,943)		(36,446,336)		(30,361,193)		(21,185,217)
Decrease (Increase) in Interbank Investments		(9,236,227)		(848,067)		(15,155,998)		3,487,076
Decrease (Increase) in Securities and Derivative Financial Instruments		(6,059,056)		(3,738,123)		(6,891,553)		(2,738,243)
Decrease (Increase) in Lending and Leasing Operations		3,989,202		(13,962,811)		4,125,340		(16,495,073)
Decrease (Increase) in Others - Provisions for Expected Losses Associated with Credit Risk		(155,086)		195,532		(173,622)		(128,299)
Decrease (Increase) in Deposits on Central Bank of Brazil		4,803,243		(326,076)		4,818,499		(332,959)
Decrease (Increase) in Other Financial Assets		99,196,918		7,426,251		100,016,175		3,861,376
Decrease (Increase) in Prepaid Expenses		(581,553)		(67,704)		(599,271)		37,341
Decrease (Increase) in Other Assets		(348,389)		2,276,885		(649,784)		8,247,035
Decrease (Increase) in Current Tax Assets		(488,513)		(157,609)		(698,607)		(69,234)
Net Change on Other Interbank and Interbranch Accounts		(1,927,531)		(2,350,861)		(1,907,959)		12,556,712
Increase (Decrease) in Deposits		(9,508,997)		(6,309,634)		(10,024,977)		(6,610,983)
Increase (Decrease) in Money Market Funding		13,196,159		11,991,407		13,595,524		10,426,344
Increase (Decrease) in Borrowings		(7,554,846)		13,669,247		(7,535,438)		13,629,447
Increase (Decrease) in Other Financial Liabilities		(98,249,624)		(38,153,696)		(98,747,654)		(34,747,327)
Increase (Decrease) in Other Liabilities		(17,631,882)		(5,915,089)		(9,669,698)		(11,632,570)
Increase (Decrease) in Current Tax Liabilities		95,740		(179,701)		704,251		345,632
Increase (Decrease) in Change in Deferred Income		(360,501)		3,713		(382,255)		2,377
Income Tax Recovered/(Paid)		-		-		(1,184,166)		(1,023,869)
Net Cash Provided by (Used in) Operational Activities		(23,824,014)		7,349,508		(21,325,758)		19,027,018
Investing Activities
Acquisition of Residual Minority Interest in Subsidiary	0	(365,108)	-	(7,984)	-	(8,363)	-	(13,197)
Purchase Acquisition		-	-	-	-	(1,422)	-	-
Purchase of Fixed Assets		(131,796)	-	(178,156)	-	(136,625)	-	(180,706)
Purchase and Disposal of Intangible Assets		(52,380)	-	(71,181)	-	217,119	-	1,677
Net Cash Received on Sale/Reduction of Investments		-	-	17	-	51	-	22
Disposal of Subsidiary, less net cash on disposal		-	-	-	-	1,360	-	-
Disposal of Interests in Affiliates and Subsidiaries		255	-	2,131,766	-	(344,887)	-	-

Dividends and Interest on Capital Received		-	-	48,137	-	3,918	-	(5,165)
Disposal of Non-Financial Assets Held for Sale		166,536	-	193,045	-	178,084	-	195,591
Disposal of Fixed Assets		205,898	-	17,679	-	220,134	-	635,521
Net Cash Provided by (Used in) Investing Activities		(176,595)		2,133,323		129,369		633,743
Financing Activities
Purchase of Own Share	20.d	(148,736)		81,588		(148,736)		81,588
Issuance of Long - Term Emissions		31,214,673		26,324,227		28,246,962		24,981,015
Long - Term Payments		(7,704,180)		(26,614,049)		(7,753,791)		(26,529,211)
Dividends and Interest on Capital Paid		(2,730,090)		(1,054,825)		(2,730,090)		(9,848,122)
Net Cash Provided by (Used in) Financing Activities		20,631,667		(1,263,059)		17,614,345		(11,314,730)
Exchange Variation on Cash and Cash Equivalents		-		(6,590)		-		(6,590)
Increase (Decrease) in Cash and Cash Equivalents		(3,368,942)		8,213,182		(3,582,044)		8,339,441
Cash and Cash Equivalents at the Beginning of period	4	34,297,636		29,191,171		33,650,339		28,999,315
Cash and Cash Equivalents at the End of period	4	30,928,694		37,404,353		30,068,295		37,338,756

The accompanying notes from Management are an integral part of these financial statements.

Condensed Value Added Statement

					Bank				Consolidated
		01/01 to 03/31/2022		01/01 to 03/31/2021		01/01 to 03/31/2022		01/01 to 03/31/2021
	Notes
Income Related to Financial Operations		(9,070,965)		35,554,559		(5,695,103)		37,756,910
Income Related to Bank Charges and Banking Service Fees	22	3,801,771		3,708,560		4,617,222		4,851,976
Allowance for Loans Losses	8.e	(3,908,132)		(2,835,477)		(4,929,961)		(3,376,842)
Other Revenues and Expenses		(1,372,102)		(1,680,740)		(1,628,180)		(2,120,334)
Financial Expenses		20,113,954		(26,339,407)		19,788,318		(26,439,847)
Third-party Input		(2,169,002)		(1,998,234)		(2,164,258)		(2,119,015)
Materials, Energy and Others		(98,965)		(61,714)		(105,978)		(66,196)
Third-Party Services	24	(573,699)		(542,592)		(559,642)		(632,702)
Others		(1,496,338)		(1,393,928)		(1,498,638)		(1,420,117)
Gross Added Value		7,395,524		6,409,261		9,988,038		8,552,848
Retentions
Depreciation and Amortization	24	(683,788)		(1,620,587)		(712,855)		(1,728,502)
Added Value Produced Net		6,711,736		4,788,674		9,275,183		6,824,347
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	13.b	1,062,323		929,222		10,271		7,651
Added Value to Distribute		7,774,059		5,717,896		9,285,454		6,831,998
Added Value Distribution
Employee		1,814,273	23.3%	1,736,556	30.4%	2,220,850	23.9%	2,021,733	29.6%
Compensation	23	920,463		846,795		1,251,085		998,914
Benefits	23	295,852		293,713		396,089		343,489
Government Severance Indemnity Funds for Employees - FGTS		90,664		81,816		115,134		99,721
Others		507,294		514,232		458,542		579,608
Taxes and Contributions		1,822,394	23.4%	806,023	14.1%	2,858,889	30.8%	1,768,140	25.9%
Federal		1,648,354		637,485		2,639,736		1,552,566
State		143		165		230		194
Municipal		173,896		168,373		218,922		215,380
Compensation of Third-Party Capital - Rental	24	220,018	2.8%	198,742	3.5%	223,303	2.4%	200,603	2.9%
Remuneration of Interest on Capital		3,917,375	50.4%	2,976,576	52.0%	3,982,412	42.9%	2,841,522	41.6%
Dividends	20.b	1,300,000		-		1,300,000		-
Interest on Equity	20.b	1,700,000		-		1,700,000		-
Profit Reinvestment		917,375		2,976,576		1,018,939		2,866,780
Participation Results of Non-Controlling Stockholders	20.e	-		-		(36,527)		(25,258)
Total		7,774,060	100.0%	5,717,896	100.0%	9,285,454	100.0%	6,831,998	100.0%

1.     General Information

Banco Santander (Brasil) SA (Banco Santander or Banco), directly and indirectly controlled by Banco Santander, SA, headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates (Santander Conglomerate) before the Bank Central do Brasil (Bacen), incorporated as a joint stock company, headquartered at Avenida Presidente Juscelino Kubitschek, 2041, Cj. 281, Block A, Cond. Wtorre JK - Vila Nova Conceição - São Paulo - SP. Banco Santander operates as a multiple bank and develops its operations through its commercial, investment, credit, financing and investment, real estate credit, leasing and foreign exchange portfolios. Through its subsidiaries, it also operates in the payment institution, consortium administration, securities brokerage, insurance brokerage, consumer finance, digital platforms, benefits management, management and recovery of non-performing loans, capitalization and private pension markets and provision and administration of food, meal and other vouchers. Operations are carried out in the context of a group of institutions that operate in an integrated manner in the financial market.

2.     Presentation of Financial Statements

The condensed individual and condensed consolidated interim financial statements of Banco Santander, which include its branches abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporate Law, in together with the rules of the National Monetary Council (CMN), of Bacen and the model of the document provided for in the Accounting Plan of Institutions of the National Financial System (COSIF), of the Brazilian Securities Commission (CVM), in which they do not conflict with the rules issued by Bacen and show all relevant information specific to the financial statements, which are consistent with those used by Management in its management.

CMN Resolution No. 4,818/2020 and BCB Resolution No. 2/2020 establish the general criteria and procedures for preparing and disclosing the Financial Statements. BCB Resolution No. 2/2020, revoked Bacen Circular No. 3959/2019, and entered into force as of January 1, 2021, being applicable in the preparation, disclosure and remittance of Financial Statements. Said standard, among other requirements, determined the separate disclosure in an explanatory note of recurring and non-recurring results.

On May 27, 2021, CMN Resolution No. 4,911 was published, which will come into force on January 1, 2022 and propose changes to the documents and disclosures to be made. The Bank is in the process of evaluating and adapting to the Resolution, which determines the extinction of documents:

•         Trial Balance and Balance Sheet - headquarters and dependence (documents 4020 and 4026);

•         Analytical Balance Sheet - Consolidated Position of Branches and Equity Interests Abroad (document 4343);

•         Balance Sheet and Balance Sheet of the Financial Conglomerate (documents 4040 and 4046);

•         Prudential Conglomerate Financial Statements with Explanatory Notes / Auditor's Opinion.

The resolution maintains the obligation to publish documents:

•         Analytical Balance Sheet – Prudential Conglomerate, monthly (CADOC 4060);

•         Balance Sheet – Prudential Conglomerate, semiannually (CADOC 4066), for the base dates of June 30 and December 31;

•         Report of the Prudential Conglomerate, semiannually, for the base dates of June 30th and December 31st (which will still be the object of further details by the regulator); and

•         Analytical Balance Sheet - Individual Position of Equity Interest Abroad (document 4313) will be simplified.

In November 2021, CMN Resolution No. 4,966 was published, which deals with the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedging relationships (hedge accounting) seeking the convergence of the accounting criterion of the COSIF for the requirements of the international standard of IFRS 9. The Resolution enters into force on January 1, 2025, and Banco Santander, together with the market and the Central Bank, has already started the impact assessments and necessary changes to meet its implementation and on the identification and treatment of expected impacts.

CMN Resolution No. 4,967, which was published in November 2021, determines criteria for the recognition, measurement and accounting disclosure of investment properties and non-financial assets acquired for the purpose of future sale and profit generation based on changes in its prices on the market, the Resolution that came into force on January 1, 2022, is already the object of evaluation and analysis by Banco Santander to consider its impacts and the procedures to be established.

In December 2021, the Central Bank of Brazil published Resolution CMN No. 4,975, which establishes compliance with the Technical pronouncement of the Accounting Pronouncements Committee (CPC) 06 (R2) – Leases, in recognition, in the mensuration, * Values expressed in thousands, except when indicated. Individual and Consolidated Financial Statements | December 31, 2021 | 33 presentation and disclosure of leasing operations, which becomes effective on January 1, 2025. Banco Santander started the impact assessments and changes that will be due to adapt to the requirements of the resolution.

The Individual and Consolidated Financial Statements include the Bank and its subsidiaries and the investment funds indicated in Note 13, where the companies of the Santander Conglomerate are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

In the preparation of the individual and consolidated financial statements, the equity interests, the relevant balances receivable and payable, the income and expenses arising from transactions between branches in the country, branch abroad and subsidiaries, the unrealized results between these companies and highlighted the participation of minority shareholders in shareholders' equity and income.

The preparation of the financial statements requires the adoption of estimates by the Management, impacting certain assets and liabilities, disclosures about provisions and contingent liabilities and income and expenses in the periods shown. Since Management's judgment involves estimates referring to the probability of occurrence of future events, the actual amounts may differ from these estimates, the main ones being provision for expected losses associated with credit risk, realization of deferred tax assets, provision for lawsuits , civil, tax and labor, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of individual and consolidated financial statements for the period ended March 31, 2022, at the meeting held on April 25, 2022.

The Consolidated Financial Statements prepared based on the international accounting standard issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2022, will be published, within the legal term, at the electronic address www.santander.com.br/ri .

3.     Significant Accounting Policies

There were no significant changes in the accounting practices and policies adopted by the Bank for the period ended March 31, 2022. With the exception of the changes mentioned in the following paragraphs, the other accounting practices adopted by the Bank are described in explanatory note 3 of the Individual Financial Statements and Consolidated as of December 31, 2021.

a) Investments

CMN Resolution No. 4,817/2020, which deals with criteria for accounting measurement and recognition of investments in associates, subsidiaries and joint ventures, the main change brought about is the extinction of the COSIF "Shares and Quotas" of the investment group, passing these to be treated as Bonds and Securities, the resolution goes into effect in January 2022 and Banco Santander continues to assess impacts and necessary changes, with no expectation of material impacts from this change.

b) Conversion of Fees

CMN Resolution No. 4,924/2021, effective as of January 2022, consolidates and provides for general principles for accounting recognition, measurement, bookkeeping and disclosure of the content of the resolution, the main changes brought refer to the approval of CPC 47 and the possibility of using an alternative rate to the spot exchange rate for converting transactions and statements in foreign currency into the national currency. Banco Santander has already started the impact assessments and changes necessary to meet its implementation and there is no expectation of material impacts.

c) Chart of Accounts (Cosif)

BCB Resolution No. 92/2021 provides for the structure of the list of Cosif accounts to be observed by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Among the proposed changes, the main highlight is the extinction of Group 5 – Income from Future Years, with all its amounts being transferred to the line of Other Liabilities.

4.     Cash and Cash Equivalents

				Bank
	3/31/2022	12/31/2021	3/31/2021	12/31/2020
Cash	7,630,025	16,361,758	14,421,734	19,522,250
Interbank Investments	23,298,669	17,935,878	22,982,619	9,668,922
Money Market Investments	8,810,834	15,055,356	4,848,153	7,348,568
Interbank Deposits	1,957,348	1,655,705	1,179,585	1,131,436
Foreign Currency Investments	12,530,487	1,224,817	16,954,881	1,188,917
Total	30,928,694	34,297,636	37,404,353	29,191,171

				Consolidated
	3/31/2022	12/31/2021	3/31/2021	12/31/2020
Cash	7,669,409	16,386,974	14,434,212	19,512,315
Interbank Investments	22,398,886	17,263,365	22,904,544	9,487,000
Money Market Investments	8,810,834	15,055,356	4,848,153	7,306,408
Interbank Deposits	1,057,565	983,192	1,101,510	991,675
Foreign Currency Investments	12,530,487	1,224,817	16,954,881	1,188,917
Total	30,068,295	33,650,339	37,338,756	28,999,315

The information related to December 31, 2020 is presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Cash Flow Statements.

5.     Interbank Investments

					Bank
				3/31/2022	12/31/2021
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	32,110,066	2,484,657	-	34,594,723	25,883,579
Own Portfolio	3,750,218	-	-	3,750,218	7,066,196
Financial Treasury Bills - LFT	377,988	-	-	377,988	706,245
National Treasury Bills - LTN	1,274,596	-	-	1,274,596	1,556,526
National Treasury Notes - NTN	2,097,634	-	-	2,097,634	4,803,425
Third-party Portfolio	11,174,317	1,885,944	-	13,060,261	6,638,709
Financial Treasury Bills - LFT	4,550,384	1,301,286	-	5,851,670	500,173
National Treasury Bills - LTN	6,623,933	584,658	-	7,208,591	4,644,361
National Treasury Notes - NTN	-	-	-	-	1,494,175
Sold Position	17,185,531	598,713	-	17,784,244	12,178,674
National Treasury Bills - LTN	3,812,836	598,713	-	4,411,549	2,772,317
National Treasury Notes - NTN	13,372,695	-	-	13,372,695	8,792,071
Financial Treasury Bills - LFT	-	-	-	-	614,286
Interbank Deposits	15,117,868	38,847,308	32,569,389	86,534,565	91,952,361
Foreign Currency Investments	12,530,487	-	-	12,530,487	1,224,817
Total	59,758,421	41,331,965	32,569,389	133,659,775	119,060,757

					Consolidated
				3/31/2022	12/31/2021
	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Money Market Investments	32,139,413	-	-	34,624,070	25,912,368
Own Portfolio	3,779,216	-	-	3,779,216	7,094,986
Financial Treasury Bills - LFT	377,989	-	-	377,989	706,245
National Treasury Bills - LTN	1,303,593	-	-	1,303,593	1,585,316
National Treasury Notes - NTN	2,097,634	-	-	2,097,634	4,803,425
Third-party Portfolio	11,174,667	1,885,943	-	13,060,610	6,638,709
Financial Treasury Bills - LFT	4,550,734	1,301,286	-	5,852,020	500,173
National Treasury Bills - LTN	6,623,933	584,657	-	7,208,590	4,644,361
National Treasury Notes - NTN	-	-	-	-	1,494,175
Sold Position	17,185,531	598,713	-	17,784,244	12,178,673
National Treasury Bills - LTN	3,812,836	598,713	-	4,411,549	2,772,317
National Treasury Notes - NTN	13,372,695	-	-	13,372,695	8,792,071
Financial Treasury Bills - LFT	-	-	-	-	614,286
Interbank Deposits	2,213,763	2,292,225	2,260,292	6,766,280	6,492,133
Foreign Currency Investments	12,530,487	-	-	12,530,487	1,224,817
Total	46,883,663	2,292,225	2,260,292	53,920,837	33,629,318

6.     Securities and Derivatives Financial Instruments

a)     Securities

I) By Category

					Bank					Consolidated
				03/31/2022	12/31/2021				03/31/2022	12/31/2021
		Effect of Adjustment to Fair Value on:					Effect of Adjustment to Fair Value on:
	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount
Trading Securities	55,024,471	(85,674)	-	54,938,797	43,030,702	67,481,354	(57,713)	-	67,423,641	54,550,213
Government Securities	52,886,425	(25,212)	-	52,861,213	41,914,956	62,355,664	(25,225)	-	62,330,439	51,360,529
Private Securities	2,138,046	(60,462)	-	2,077,584	1,115,746	5,125,690	(32,488)	-	5,093,202	3,189,684
Available-for-Sale Securities	144,493,815	-	(3,569,157)	140,924,658	149,877,343	153,699,177	2,375	(4,452,154)	149,249,398	157,876,639
Government Securities	106,260,538	-	(3,820,805)	102,439,733	113,510,140	116,119,684	2,375	(4,708,583)	111,413,476	122,306,684
Private Securities	38,233,277	-	251,648	38,484,925	36,367,203	37,579,493	-	256,429	37,835,922	35,569,955
Held-to-Maturity Securities	12,493,681	-	-	12,493,681	15,729,130	12,493,681	-	-	12,493,681	15,279,130
Government Securities	11,779,211	-	-	11,779,211	13,871,974	11,779,211	-	-	11,779,211	13,871,974
Private Securities	714,470	-	-	714,470	1,407,156	714,470	-	-	714,470	1,407,156
Total Securities	212,011,967	(85,674)	(3,569,157)	208,357,136	208,187,175	233,674,212	(55,338)	(4,452,154)	229,166,720	227,705,982

II) Trading Securities

										Bank
			03/31/2022	12/31/2021	By Maturity					03/31/2022
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	52,886,425	(25,212)	52,861,213	41,914,956	-	1,401,712	17,287,209	9,054,605	25,117,687	52,861,213
Financial Treasury Bills - LFT	1,164,916	2,638	1,167,554	3,341,790	-	14,014	357,374	25,710	770,456	1,167,554
National Treasury Bills - LTN	14,533,682	(8,629)	14,525,053	12,531,398	-	1,071,467	10,331,435	3,260,024	(137,873)	14,525,053
National Treasury Notes - NTN	37,094,175	(18,992)	37,075,183	24,340,120	-	293,929	6,549,053	5,758,099	24,474,102	37,075,183
Agricultural Debt Securities - TDA	23,480	(197)	23,283	23,972	-	1,045	7,682	10,768	3,788	23,283
Brazilian Foreign Debt Notes	63,411	(108)	63,303	1,673,785	-	21,257	41,661	3	382	63,303
Debentures	6,761	76	6,837	3,891	-	-	4	1	6,832	6,837
Private Securities	2,138,046	(60,462)	2,077,584	1,115,746	495,599	529	3,826	131,418	1,446,212	2,077,584
Shares	13,773	(322)	13,451	13,692	13,451	-	-	-	-	13,451
Certificates of Agribusiness Receivables - CRA	48,020	48	48,068	11,502	-	469	672	11,495	35,432	48,068
Certificates of Real Estate Receivables - CRI	42,860	140	43,000	57,603	-	-	1,808	142	41,050	43,000
Investment Fund Shares	470,338	11,810	482,148	400,331	482,148	-	-	-	-	482,148
Debentures	1,563,055	(72,138)	1,490,917	632,618	-	60	1,346	119,781	1,369,730	1,490,917
Total	55,024,471	(85,674)	54,938,797	43,030,702	495,599	1,402,241	17,291,035	9,186,023	26,563,899	54,938,797

										Consolidated
			03/31/2022	12/31/2021	By Maturity					03/31/2022
Trading Securities	Amortized Cost	Adjustment to Fair Value - Income	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	62,355,664	(25,225)	62,330,439	51,360,528	-	1,401,713	20,329,112	12,304,607	28,295,007	62,330,439
Financial Treasury Bills - LFT	8,299,923	6,478	8,306,401	10,566,700	-	14,014	3,399,273	3,275,712	1,617,402	8,306,401
National Treasury Bills - LTN	14,533,682	(8,629)	14,525,053	12,531,398	-	1,071,467	10,331,435	3,260,024	(137,873)	14,525,053
National Treasury Notes - NTN	39,428,407	(22,845)	39,405,562	26,560,782	-	293,929	6,549,054	5,758,099	26,804,480	39,405,562
Agricultural Debt Securities - TDA	23,480	(197)	23,283	23,972	-	1,046	7,683	10,768	3,786	23,283
Brazilian Foreign Debt Bonds	63,411	(108)	63,303	1,673,785	-	21,257	41,662	3	381	63,303
Debentures	6,761	76	6,837	3,891	-	-	5	1	6,831	6,837
Private Securities	5,125,690	(32,488)	5,093,202	3,189,685	2,789,079	529	3,826	197,621	2,102,147	5,093,202
Shares	2,263,468	7,959	2,271,427	1,502,576	2,271,427	-	-	-	-	2,271,427
Investment Fund Shares	505,842	11,810	517,652	438,074	517,652	-	-	-	-	517,652
Debentures	2,199,297	(52,445)	2,146,852	1,076,252	-	60	1,346	119,781	2,025,665	2,146,852
Certificates of Real Estate Receivables - CRI	42,860	140	43,000	57,603	-	-	1,808	142	41,050	43,000
Certificates of Agribusiness Receivables - CRA	48,020	48	48,068	11,502	-	469	672	11,495	35,432	48,068
Bill of Exchange	66,203	-	66,203	103,678	-	-	-	66,203	-	66,203
Total	67,481,354	(57,713)	67,423,641	54,550,213	2,789,079	1,402,242	20,332,938	12,502,228	30,397,154	67,423,641

*For the purposes of Financial Statements, Securities Held for Trading are fully presented in the Balance Sheet in the short term.

III) Available-for-Sale Securities

											Bank
				03/31/2022	12/31/2021	By Maturity					03/31/2022
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	106,260,538	-	(3,820,805)	102,439,734	113,510,139	-	9,180,423	20,925,813	27,628,613	44,704,885	102,439,734
Treasury Certificates - CFT	-	-	-	-	742	-	-	-	-	-	-
Securitized Credit	10	-	(11)	-	-	-	11	-	-	(11)	-
Financial Treasury Bills - LFT	13,915,080	-	(1,310,513)	12,604,567	38,317,693	-	(274,044)	(532,753)	13,865,037	(453,673)	12,604,567
National Treasury Bills - LTN (3)	39,257,684	-	138,233	39,395,917	16,532,828	-	8,659,448	1,436,798	255,245	29,044,426	39,395,917
National Treasury Notes - NTN (2)(3)	31,379,609	-	(2,346,405)	29,033,204	38,448,233	-	238,481	117,667	13,508,331	15,168,725	29,033,204
Brazilian Foreign Debt Bonds	1,954,133	-	(2,732)	1,951,401	2,274,913	-	556,538	449,456	-	945,407	1,951,401
Spanish Foreign Debt Bonds	17,748,995	-	(323,593)	17,425,402	15,606,719	-	-	17,425,402	-	-	17,425,402
Mexican Foreign Debt Bonds	2,005,027	-	24,216	2,029,243	2,329,011	-	-	2,029,243	-	-	2,029,243
Private Securities	38,233,277	-	251,648	38,484,925	36,367,203	14,486,463	1,605,699	3,090,461	9,480,504	9,821,798	38,484,925
Shares	15,325	-	(271)	15,054	49	15,054	-	-	-	-	15,054
Investment Funds	13,165,869	-	(451,522)	12,714,347	9,597,656	12,679,659	1,035	2,754	12,413	18,486	12,714,347
Investment Fund Real Estate	127,005	-	25,161	152,166	151,514	-	-	-	127,394	24,772	152,166
Debentures (1)	2,654	-	8	2,662	2,784	-	-	(2)	2	2,662	2,662
Promissory Notes - NP	1,599,133	-	-	1,599,133	1,637,742	1,599,133	-	-	-	-	1,599,133
Financial Bills - LF	164,716	-	-	164,716	169,064	164,716	-	-	-	-	164,716
Certificates of Real Estate Receivables - CRI	18,583,124	-	670,852	19,253,976	19,306,649	-	1,348,902	2,149,629	5,979,567	9,775,878	19,253,976
Certificates of Agribusiness Receivables - CRA	2,863,615	-	30,848	2,894,463	3,553,157	-	-	-	2,894,463	-	2,894,463
Eurobonds	170,425	-	(3,121)	167,304	273,905	-	-	167,304	-	-	167,304
Rural Product Note - CPR	1,541,411	-	(20,307)	1,521,104	1,674,683	27,901	255,762	770,774	466,667	-	1,521,104
Total	144,493,815	-	(3,569,157)	140,924,658	149,877,342	14,486,463	10,786,133	24,016,272	37,109,119	54,526,672	140,924,658

											Consolidated
				03/31/2022	12/31/2021	By Maturity					03/31/2022
		Effect of Adjustment to Fair Value on:
Available-for-Sale Securities	Amortized Cost	Income	Equity	Carrying Amount	Carrying Amount	Without Maturity	Up to 3 Months	From 3 to 12 Months	From 1 to 3 Years	Over 3 Years	Total
Government Securities	116,119,684	2,375	(4,708,583)	111,413,476	122,306,684	-	9,180,434	24,031,748	29,966,954	48,234,340	111,413,476
Treasury Certificates - CFT	-	-	-	-	742	-	-	-	-	-	-
Securitized Credit	11	-	(11)	-	-	-	11	-	-	(11)	-
Financial Treasury Bills - LFT	42,432,870	-	137,851	42,570,721	41,036,255	-	8,659,448	3,687,820	677,787	29,545,666	42,570,721
National Treasury Bills - LTN	16,534,068	2,375	(1,411,480)	15,124,963	19,384,448	-	(274,044)	322,161	15,530,519	(453,673)	15,124,963
National Treasury Notes - NTN	35,444,579	-	(3,132,833)	32,311,746	41,674,596	-	238,481	117,667	13,758,647	18,196,951	32,311,746
Brazilian Foreign Debt Bonds	1,954,133	-	(2,732)	1,951,401	2,274,913	-	556,538	449,456	-	945,407	1,951,401
Spanish Foreign Debt Bonds	17,748,995	-	(323,593)	17,425,402	15,606,719	-	-	17,425,401	1	-	17,425,402
Mexican Foreign Debt Bonds	2,005,028	-	24,215	2,029,243	2,329,011	-	-	2,029,243	-	-	2,029,243
Private Securities	37,579,493	-	256,429	37,835,922	35,569,955	14,028,881	1,605,699	3,090,460	9,480,504	9,630,378	37,835,922
Shares	15,325	-	(271)	15,054	51	15,054	-	-	-	-	15,054
Investment Fund Shares	1,274,833	-	-	1,274,833	1,306,605	1,274,833	-	-	-	-	1,274,833
Investment Fund Real Estate	30,088	-	(1,246)	28,842	31,384	28,842	-	-	-	-	28,842
Debentures (1)	18,385,677	-	676,879	19,062,556	18,976,693	-	1,348,902	2,149,628	5,979,567	9,584,459	19,062,556
Eurobonds	2,863,615	-	30,848	2,894,463	3,553,157	-	-	-	2,894,463	-	2,894,463
Promissory Notes - NP	1,541,411	-	(20,307)	1,521,104	1,674,683	27,901	255,762	770,774	466,667	-	1,521,104
Financial Bills - LF	170,425	-	(3,121)	167,304	273,905	-	-	167,304	-	-	167,304
Certificates of Real Estate Receivables - CRI	2,654	-	8	2,662	2,784	-	-	-	-	2,662	2,662
Certificates of Agribusiness Receivables - CRA	127,005	-	25,161	152,166	151,514	-	-	-	127,394	24,772	152,166
Bank Deposit Certificates - CDB	2,592	-	-	2,592	1,524	2,592	-	-	-	-	2,592
Rural Product Note - CPR	13,165,868	-	(451,522)	12,714,346	9,597,655	12,679,659	1,035	2,754	12,413	18,485	12,714,346
Total	153,699,177	2,375	(4,452,154)	149,249,398	157,877,538	14,028,881	10,786,133	27,122,208	39,447,458	57,864,718	149,249,398

(1) In the Bank and Consolidated, includes securities issued by a mixed capital company and R$ 61,570 (12/31/2021 - R$ 67,606) in securities available for sale.

(2) On March 31, 2022, the amount of 730,088 in the amount of R$708,475 (12/31/2021 - 913,500 in the amount of R$858,663) of National Treasury Notes - NTN, are linked to the obligation assumed by Banco Santander to cover the reserves to be amortized from the Pension Plans with the BANESPREV entity.

IV) Held-to-Maturity Securities

						Bank/Consolidated
			By Maturity			03/31/2022

	Amortized Cost		From 3 to 12 Months	From 1 to 3 Years	Over 3 Years
Held-to-Maturity Securities (1)	03/31/2022	12/31/2021				Total
Government Securities	11,779,211	13,871,973	578,607	9,403,952	1,796,652	11,779,211
National Treasury Notes - NTN	4,147,448	4,822,599	-	4,136,195	11,253	4,147,448
Brazilian Foreign Debt Bonds	7,631,763	9,049,375	578,607	5,267,757	1,785,399	7,631,763
Private Securities	714,470	1,407,156	714,470	-	-	714,470
Certificates of Agribusiness Receivables - CRA	714,470	1,407,156	714,470	-	-	714,470
Total	12,493,681	15,279,130	1,293,077	9,403,952	1,796,652	12,493,681

(1) The market value of securities held to maturity is R$ 12,493,681 (12/31/2021 - R$14,993,443).

For the period ended March 31, 2022, there were no sales of federal government bonds and other securities classified in the held-to-maturity category.

In compliance with the provisions of article 5 of Bacen Circular 3068/2001, Banco Santander has the financial capacity and the intention to hold securities classified in the held-to-maturity category until maturity.

The market value of bonds and securities is calculated considering the average price of organized markets and their estimated cash flow, discounted to present value according to the corresponding applicable interest curves, considered as representative of the market conditions at the time of the calculation of the balances.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Income From Fixed-Income Securities (1)	(10,437,299)	13,129,355	(10,230,329)	13,285,157
Income From Interbank Investments	2,517,991	3,392,675	769,514	2,637,923
Income From Variable-Income Securities	7,625	(13,321)	239,529	92,112
Financial Income of Pension and Capitalization	-	-	56,080	53,200
Provision for Impairment Losses (2)	(26,815)	(11,689)	(22,248)	(11,689)
Others (3)	419,493	(449,784)	408,788	(431,299)
Total	(7,519,005)	16,047,237	(8,778,666)	15,625,403

(1) Includes exchange variation expense in the amount of R$15,079,184 in the Bank and Consolidated (2021 - revenue of R$11,672,281 in the Bank and Consolidated).

(2) Corresponds to the recording of permanent loss, referring to securities classified as available for sale.

(3) Includes revenue from exchange rate variation and net appreciation of investment and equity fund quotas in the amount of R$ 408,666 in the Bank and Consolidated (2021 - exchange variation expense and net appreciation of investment fund quotas and participations in the amount of R$ 432,576 in the Bank and Consolidated).

b) Derivatives Financial Instruments

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In the management of this and other market risk factors, practices are used that include the measurement and monitoring of the use of limits previously defined in internal committees, the value at risk of the portfolios, the sensitivities to interest rate fluctuations, the exposure exchange rate, liquidity gaps, among other practices that allow for the control and monitoring of risks, which may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, through the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in situations of great volatility.

The fair value of derivative financial instruments is determined through market price quotations. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for derivatives traded on exchanges or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly published by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities that serve as input data for the models are extracted.

I) Summary of Derivative Financial Instruments

Swap operations are presented by the balances of the differentials’ receivable and payable.

Below is a breakdown of the Derivative Financial Instruments portfolio (Assets and Liabilities) by type of instrument, shown by their market value:

				Bank				Consolidated
	3/31/2022		12/31/2021		3/31/2022		12/31/2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swap - Differential Receivable	16,970,327	19,999,943	14,499,987	16,194,023	8,121,218	11,880,459	7,641,355	8,538,705
Options to Exercise Awards	1,513,014	1,996,178	1,548,530	2,202,234	1,262,809	2,073,454	1,370,541	2,256,244
Term Contract and Other Contracts	19,683,321	14,878,680	12,892,381	13,759,082	20,537,239	15,815,448	12,077,828	13,852,282
Total	38,166,662	36,874,801	28,940,898	32,155,339	29,921,266	29,769,361	21,089,724	24,647,231

II) Derivatives Recorded in Memorandum Accounts and Balance Sheets

						Bank
			03/31/2022			12/31/2021

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	812,045,168	(10,646,256)	(3,029,615)	837,762,019	(1,804,602)	(1,694,036)
Assets	400,699,456	13,147,376	16,970,327	418,137,448	13,189,437	14,499,987
CDI (Interbank Deposit Rates)	85,928,266	4,539,542	7,425,115	66,837,268	318,541	1,826,150
Fixed Interest Rate - Real	93,764,860	4,465,354	5,279,152	231,741,021	9,269,271	8,932,246
Indexed to Price and Interest Rates	-	-	-	2,089,110	799,550	298,439
Foreign Currency	221,006,329	4,142,480	4,266,060	91,837,446	2,775,313	3,205,330
Others	-	-	-	25,632,603	26,763	237,822
Liabilities	411,345,712	(23,793,633)	(19,999,943)	419,624,570	(14,994,039)	(16,194,023)
CDI (Interbank Deposit Rates)	89,194,925	(7,806,202)	(7,369,892)	321,402,883	(4,171,481)	(12,350,345)
Fixed Interest Rate - Real	97,036,548	(7,737,041)	(7,443,286)	48,874,762	(6,760,576)	(2,408,062)
Indexed to Price and Interest Rates	-	-	-	22,827,336	(28,407)	(1,142,945)
Foreign Currency	225,114,238	(8,250,389)	(5,186,765)	887,129	(4,006,955)	(54,849)
Others	-	-	-	25,632,461	(26,621)	(237,822)
Options	1,182,186,279	(682,820)	(483,164)	1,130,172,099	(610,691)	(653,704)
Purchased Position	589,813,693	964,916	1,513,014	564,829,758	1,225,532	1,548,530
Call Option - Foreign Currency	79,673,871	150,893	580,941	9,898,179	271,464	382,237
Put Option - Foreign Currency	510,139,822	814,023	932,073	4,094,316	140,280	187,123
Call Option - Other	-	-	-	31,248,540	444,648	673,616
Interbank Market	-	-	-	28,499,055	444,446	673,202
Others (2)	-	-	-	2,749,485	203	414
Put Option - Other	-	-	-	519,588,723	369,140	305,553
Interbank Market	-	-	-	519,588,723	369,140	305,553
Sold Position	592,372,586	(1,647,736)	(1,996,178)	565,342,341	(1,836,224)	(2,202,234)
Call Option - Foreign Currency	75,322,602	(769,209)	(941,403)	4,111,016	(170,553)	(152,348)
Put Option - Foreign Currency	517,049,985	(878,527)	(1,054,774)	4,017,161	(348,715)	(287,825)
Call Option - Other	-	-	-	33,383,234	(719,460)	(872,335)
Interbank Market	-	-	-	31,730,928	(713,773)	(858,586)
Others (2)	-	-	-	1,652,305	(5,687)	(13,749)
Put Option - Other	-	-	-	523,830,930	(597,497)	(889,726)
Interbank Market	-	-	-	523,830,930	(597,497)	(889,726)
Futures Contracts	421,621,524	-	-	287,984,278	-	-
Purchased Position	238,440,368	-	-	148,237,279	-	-
Exchange Coupon (DDI)	-	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	-	-	-	28,491,764	-	-
Foreign Currency	238,440,368	-	-	33,797,350	-	-
Indexes (3)	-	-	-	16,776	-	-
Sold Position	183,181,156	-	-	139,746,999	-	-
Exchange Coupon (DDI)	-	-	-	60,606,204	-	-

Interest Rates (DI1 and DIA)	-	-	-	53,267,620	-	-
Foreign Currency	183,181,156	-	-	25,678,296	-	-
Indexes (3)	-	-	-	194,879	-	-
Forward Contracts and Others	334,867,643	(2,150,766)	4,804,641	174,435,332	2,836,843	(866,701)
Purchased Commitment	175,383,845	2,379,854	19,683,321	96,509,221	5,345,415	12,892,381
Currencies	158,525,039	926,900	16,863,314	83,752,185	2,738,485	10,306,159
Others	16,858,805	1,452,954	2,820,007	12,757,036	2,606,930	2,586,222
Sell Commitment	159,483,798	(4,530,621)	(14,878,680)	77,926,111	(2,508,572)	(13,759,082)
Currencies	149,481,852	(3,861,080)	(13,338,519)	71,611,500	(1,141,826)	(12,586,625)
Others	10,001,946	(669,541)	(1,540,161)	6,314,611	(1,366,746)	(1,172,457)

						Consolidated
			03/31/2022			12/31/2021

Trading	Notional (1)	Cost	Fair Value	Notional (1)	Cost	Fair Value
Swap	863,882,800	(10,616,032)	(3,759,241)	841,676,369	(1,804,602)	(897,350)
Assets	426,633,384	14,171,961	8,121,218	422,001,798	13,189,437	7,641,355
CDI (Interbank Deposit Rates)	91,837,687	5,480,150	4,514,288	66,837,268	318,541	(778,177)
Fixed Interest Rate - Real	102,767,702	4,479,755	3,423,309	235,605,371	9,269,271	6,412,471
Indexed to Price and Interest Rates	-	-	-	2,089,110	799,550	(234,488)
Foreign Currency	232,027,995	4,212,055	183,622	91,837,446	2,775,313	2,003,728
Others	-	-	-	25,632,603	26,763	237,822
Liabilities	437,249,416	(24,787,993)	(11,880,459)	419,674,570	(14,994,039)	(8,538,705)
CDI (Interbank Deposit Rates)	94,167,631	(7,810,095)	(3,816,814)	321,402,883	(4,171,481)	(12,327,484)
Fixed Interest Rate - Real	106,936,891	(8,648,945)	(6,273,772)	48,874,762	(6,760,576)	2,467,425
Indexed to Price and Interest Rates	-	-	-	22,827,336	(28,407)	(728,677)
Foreign Currency	236,144,893	(8,328,953)	(1,789,873)	937,129	(4,006,955)	2,287,852
Others	-	-	-	25,632,461	(26,621)	(237,822)
Options	1,182,186,279	(682,820)	(810,645)	1,130,172,099	(610,691)	(885,703)
Purchased Position	589,813,693	964,916	1,262,809	564,829,758	1,225,532	1,370,541
Call Option - Foreign Currency	79,673,871	150,893	599,256	9,898,179	271,464	382,237
Put Option - Foreign Currency	510,139,822	814,023	663,552	4,094,316	140,280	187,123
Call Option - Other	-	-	-	31,248,540	444,648	495,628
Interbank Market	-	-	-	28,499,055	444,446	495,214
Others (2)	-	-	-	2,749,485	203	414
Put Option - Other	-	-	-	519,588,723	369,140	305,553
Interbank Market	-	-	-	519,588,723	369,140	305,553
Sold Position	592,372,586	(1,647,736)	(2,073,454)	565,342,341	(1,836,224)	(2,256,244)
Call Option - Foreign Currency	75,322,602	(769,209)	(941,403)	4,111,016	(170,553)	(152,348)
Put Option - Foreign Currency	517,049,985	(878,527)	(1,132,051)	4,017,161	(348,715)	(287,825)
Call Option - Other	-	-	-	33,383,234	(719,460)	(872,335)
Interbank Market	-	-	-	31,730,928	(713,773)	(858,586)
Others (2)	-	-	-	1,652,305	(5,687)	(13,749)
Put Option - Other	-	-	-	523,830,930	(597,497)	(943,736)
Interbank Market	-	-	-	523,830,930	(597,497)	(943,736)
Futures Contracts	421,621,524	-	-	287,984,278	-	-
Purchased Position	238,440,368	-	-	148,237,279	-	-
Exchange Coupon (DDI)	-	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	-	-	-	28,491,764	-	-
Foreign Currency	238,440,368	-	-	33,797,350	-	-
Indexes (3)	-	-	-	16,776	-	-
Sold Position	183,181,156	-	-	139,746,999	-	-
Exchange Coupon (DDI)	-	-	-	60,606,204	-	-
Interest Rates (DI1 and DIA)	-	-	-	53,267,620	-	-
Foreign Currency	183,181,156	-	-	25,678,296	-	-
Indexes (3)	-	-	-	194,879	-	-
Forward Contracts and Others	334,867,643	(1,345,871)	4,721,791	174,435,332	2,836,843	(1,774,454)

Purchased Commitment	175,383,845	2,812,819	20,537,239	96,509,221	5,345,415	12,077,828
Currencies	158,525,039	1,329,348	17,221,793	83,752,185	2,738,485	9,491,606
Others	16,858,805	1,483,471	3,315,446	12,757,036	2,606,930	2,586,222
Sell Commitment	159,483,798	(4,158,690)	(15,815,448)	77,926,111	(2,508,572)	(13,852,282)
Currencies	149,481,852	(3,458,632)	(13,696,998)	71,611,500	(1,141,826)	(12,679,825)
Others	10,001,946	(700,058)	(2,118,450)	6,314,611	(1,366,746)	(1,172,457)

(1) Nominal value of the updated contracts.

(2) Includes options of indexes, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P indexes.

III) Derivative Financial Instruments by Counterparty, Opening by Maturity and Trading Market

										Bank
										Notional
					By Counterparty			By Maturity		Trading Market
				03/31/2022	12/31/2021			03/31/2022		03/31/2022
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	384,169,215	-	16,530,241	400,699,456	418,137,448	29,949,627	110,975,100	259,774,729	92,396,562	308,302,893
Options	1,182,186,280	-	-	1,182,186,280	1,130,172,099	86,929,469	462,288,032	632,968,779	1,128,293,185	53,893,094
Futures Contracts	421,621,524	-	-	421,621,524	287,984,278	76,892,621	74,074,236	270,654,667	421,621,524	-
Forward Contracts and Others	165,116,866	-	169,750,777	334,867,643	174,435,332	77,533,488	73,564,617	183,769,539	7,505,970	327,361,673

										Consolidated
										Notional
					By Counterparty			By Maturity		Trading Market
				03/31/2022	12/31/2021			03/31/2022		03/31/2022
		Related	Financial			Up to	From 3 to	Over		Over the Counter (3)
	Customers	Parties	Institutions (1)	Total	Total	3 Months	12 Months	12 Months	Exchange (2)
Swap	384,169,215	-	42,464,169	426,633,384	422,001,798	29,949,627	110,975,100	285,708,658	92,396,562	334,236,822
Options	1,182,186,280	-	-	1,182,186,280	1,130,172,099	86,929,469	462,288,032	632,968,779	1,128,293,185	53,893,094
Futures Contracts	421,621,524	-	-	421,621,524	287,984,278	76,892,621	74,074,236	270,654,667	421,621,524	-
Forward Contracts and Others	165,116,866	-	169,750,777	334,867,643	174,435,332	77,533,488	73,564,617	183,769,539	7,505,970	327,361,673

(1) Includes operations whose counterparty is B3 S.A. - Brazil, Bolsa, Balcão (B3) and other stock and commodity exchanges.

IV) Hedge Accounting

The effectiveness determined for the hedge portfolio is in accordance with Bacen Circular 3,082 / 2002 and the following hedge accounting structures were established:

IV.I) Market Risk Hedge

The Bank's market risk hedging strategies consist of protection structures against changes in market risk, receipts and payments of interest related to recognized assets and liabilities.

The market risk hedge management methodology adopted by the Bank segregates transactions by risk factor (e.g.: Real/Dollar exchange risk, risk of pre-fixed interest rate in reais, risk of dollar exchange coupon, risk of inflation, interest risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

In order to protect the market risk variation in the receipt and payment of interest, the Bank uses interest rate swaps and futures contracts related to fixed-rate assets and liabilities.

The Bank applies the market risk hedge as follows:

•         Designates Foreign Currency swaps + Coupon versus % CDI and Pre-Real Interest Rate or US Dollar futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the object.

•         The Bank has a portfolio of assets indexed to the Euro and traded at the Offshore agency. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. After the conversion, the principal amount of the operation, already expressed in dollars, will be adjusted by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

•         The Bank has pre-fixed interest rate risk generated by government bonds (NTN-F and LTN) in the portfolio of Financial Assets available for sale. To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has risk to the IPCA index generated by debentures in the portfolio of securities available for sale. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

•         Santander Leasing has pre-fixed interest rate risk generated by government bonds (NTN-F) in the portfolio of securities available for sale. To manage this mismatch, the entity enters into interest rate swaps and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has a pre-fixed interest rate risk on its liabilities through issues of real estate letters of credit (LCI). To manage this mismatch, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting framework.

•         The Bank has a risk related to the IPCA index generated by the issuance of a Guaranteed Real Estate Bill. To manage this mismatch, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a protection instrument in a Hedge Accounting structure.

In market risk hedge, the results, both on hedging instruments and on the objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

IV.II) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to variations in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates relating to recognized assets and liabilities and changes exchange rates of unrecognized assets and liabilities.

The Bank applies cash flow hedge as follows:

• Contracts fixed dollar-indexed asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object foreign currency loan transactions negotiated with third parties through offshore agencies and securities of the Brazilian external debt held to maturity.

• Contracts Dollar futures or DDI + DI Futures (Synthetic Dollar Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, having as object the Bank's credit portfolio in Dollars and Promissory Notes in portfolio of securities available for sale.

• Banco RCI Brasil SA has hedge operations whose purpose is funding operations with financial bills (LF), bills of exchange (LC) and Interbank Deposit Certificates (CDI) indexed to CDI and uses interest rate swaps to make the pre-fixed funding and predicting future cash flows.

In cash flow hedge, the effective portion of the variation in the value of the hedging instrument is temporarily recognized in equity under equity valuation adjustments until the forecast transactions occur, at which time this portion is recognized in the income statement. The ineffective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the income statement. On March 31, 2022 and December 31, 2021, no results referring to the ineffective portion were recorded.

Bank
				03/31/2022				12/31/2021
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	406,361	431,959	401,916	394,619	84,937	82,563	559,396	551,710

Credit Operations Hedge	406,361	431,959	401,916	394,619	84,937	82,563	559,396	551,710
Futures Contracts	5,801,700	4,804,548	5,859,273	4,812,410	46,351,128	41,430,054	45,202,938	41,437,967
Credit Operations Hedge	-	-	-	-	2,738,830	2,836,150	2,521,938	2,850,589
Securities Hedge	5,801,700	4,804,548	5,859,273	4,812,410	43,612,299	38,593,904	42,680,999	38,587,378

Cash Flow Hedge
Futures Contracts	36,342,321	41,802,401	35,012,976	41,802,040	119,760,298	110,316,582	128,673,067	110,932,644
Credit Operations Hedge	3,507,452	3,506,126	3,472,723	3,506,126	30,167,942	27,965,018	28,659,545	28,542,862
Securities Hedge	22,536,083	27,226,914	20,471,253	27,226,914	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	10,298,786	11,069,361	11,069,000	11,069,000	10,298,786	11,030,809	10,176,522	11,069,000

								Consolidated
				03/31/2022				12/31/2021
Strategies	Accounting Value		Notional		Accounting Value		Notional
Market Risk Hedge	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)	Objects (1)	Instruments (1)
Swap Contracts	406,361	431,959	401,916	394,619	84,937	82,563	559,396	551,710
Credit Operations Hedge	406,361	431,959	401,916	394,619	84,937	82,563	559,396	551,710
Securities Hedge	-	-	-	-	-	-	-	-
Futures Contracts	-	-	-	-	46,351,128	41,430,054	45,202,938	41,437,967
Credit Operations Hedge	-	-	-	-	2,738,830	2,836,150	2,521,938	2,850,589
Securities Hedge	5,801,700	4,804,548	5,859,273	4,812,410	43,612,299	38,593,904	42,680,999	38,587,378

Cash Flow Hedge
Swap Contracts	-	-	-	-	4,799,882	3,922,255	5,904,442	3,864,350
Securities Hedge	-	-	-	-	-	-	-	-
Funding Hedge	-	-	-	-	4,799,882	3,922,255	5,904,442	3,864,350
Futures Contracts	36,342,321	41,802,401	35,012,976	41,802,040	119,760,298	110,316,582	128,673,067	110,932,644
Credit Operations Hedge	3,507,452	3,506,126	3,472,723	3,506,126	30,167,942	27,965,018	28,659,545	28,542,862
Securities Hedge	22,536,083	27,226,914	20,471,253	27,226,914	79,293,570	71,320,756	89,837,000	71,320,781
Funding Hedge	10,298,786	11,069,361	11,069,000	11,069,000	10,298,786	11,030,809	10,176,522	11,069,000
(*) The Bank has cash flow hedge strategies, whose objects are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

(1) Creditor amounts refer to asset transactions and debtor transactions to liability transactions.

					Bank					Consolidated
				03/31/2022	12/31/2021				03/31/2022	12/31/2021
	Up to	From 3 to	Over			Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total	Total	3 Months	12 Months	12 Months	Total	Total
Market Risk Hedge
Swap Contracts	131,540	-	263,079	394,619	84,767	131,540	-	263,079	394,619	84,767
Credit Operations Hedge	131,540	-	263,079	394,619	84,767	131,540	-	263,079	394,619	84,767
Futures Contracts	198,553	-	4,613,857	4,812,410	41,437,967	198,553	-	4,613,857	4,812,410	41,437,967
Securities Hedge	198,553	-	4,613,857	4,812,410	2,850,589	198,553	-	4,613,857	4,812,410	2,850,589
Funding Hedge	-	-	-	-	38,587,378	-	-	-	-	38,587,378

Cash Flow Hedge
Swap Contracts	-	-	-	-	3,728,462	-	-	-	-	-
Funding Hedge	-	-	-	-	3,728,462	-	-	-	-	-
Futures Contracts	30,733,040	-	11,069,000	41,802,040	110,932,644	3,506,126	-	11,069,000	41,802,040	110,932,644
Credit Operations Hedge (2) (3)	3,506,126	-	-	3,506,126	28,542,862	3,506,126	-	-	3,506,126	28,542,862
Securities Hedge	27,226,914	-	-	27,226,914	71,320,781	27,226,914	-	-	27,226,914	71,320,781
Funding Hedge	-	-	11,069,000	11,069,000	11,069,000	-	-	11,069,000	11,069,000	11,069,000

In the Bank and Consolidated, the effect of mark-to-market of swap contracts and future assets corresponds to a credit in the amount of R$ 112,257 (12/31/2021 - R$193,793) and is recorded in equity, net of tax effects.

V) Information on Credit Derivatives

Banco Santander uses credit derivatives for the purposes of managing counterparty risk and meeting the demands of its customers, carrying out operations of purchase and sale of protection through credit default swaps and total return swaps, primarily related to securities with Brazilian sovereign risk.

Total Return Swaps - TRS

They are credit derivatives where the return of the reference obligation is exchanged for a cash flow and in which, in the event of a credit event, the protection buyer usually has the right to receive from the protection seller the equivalent to the difference between the updated value and the fair value (market value) of the reference obligation on the contract settlement date.

Credit Default Swaps - CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

				Bank/Consolidated
				Valor Nominal
		03/31/2022		12/31/2021
	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap	Retained Risk - Total Rate of Return Swap	Transferred Risk - Credit Swap
Credit Swaps	3,382,717	-	3,984,392	-
Total	3,382,717	-	3,984,392	-
		03/31/2022		12/31/2021
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total
Per Instrument: CDS	3,382,717	3,382,717	3,984,392	3,984,392
Per Risk Classification: Below Investment Grade	3,382,717	3,382,717	3,984,392	3,984,392
Per Reference Entity: Brazilian Government	3,382,717	3,382,717	3,984,392	3,984,392

VI) Derivative Financial Instruments - Margin Given in Guarantee

The margin given as collateral for transactions traded on B3 with its own and third party derivative financial instruments is composed of federal government securities.

		Bank		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Financial Literature of the Treasury - LFT	9,174,427	28,481,618	11,797,300	31,305,549
National Treasury Bills - LTN	1,503,483	1,015,470	3,996,060	3,751,223
National Treasury Notes - NTN	23,143,166	4,551,507	27,229,059	7,725,538
Total	33,821,076	34,048,594	43,022,418	42,782,310

7.     Interbank Accounts

The balance of the interbank relationship item is composed of restricted credits represented mainly by deposits made at Bacen to fulfill the requirements of compulsory on demand deposits, savings deposits and time deposits and by payments and receipts to be settled, represented by checks and other papers sent to the clearing service and payment transactions (active and passive position).

8.     Credit Portfolio and Allowance for Expected Losses Associated with Credit Risk

a) Loan Portfolio

		Bank		Consolidated
	3/31/2022	12/31/2021	3/31/2022	12/31/2021
Lending Operations	312,834,674	317,359,419	378,225,883	383,479,674
Loans and Discounted Titles	206,943,561	209,544,801	209,420,639	211,026,403
Financing	37,212,868	39,635,785	100,126,999	104,274,438
Rural and Agroindustrial - Financing	13,348,970	13,409,499	13,348,970	13,409,499
Real Estate Financing	55,329,275	54,769,334	55,329,275	54,769,334
Leasing Operations	-	-	2,610,362	2,695,952
Advances on Foreign Exchange Contracts (1)	7,037,500	6,380,642	7,037,500	6,380,642
Other Receivables (2)	64,071,566	66,841,237	67,331,027	70,101,593
Credits for Avals and Sureties Honored	153,566	169,942	390,807	471,385
Income Receivable from Advances Granted - Foreign Exchange Portfolio	100,207	131,244	100,207	131,244
Other Receivables – Other	63,817,793	66,540,051	66,840,013	69,498,964
Total	383,943,740	390,581,298	455,204,772	462,657,861

(1) Advances on foreign exchange contracts are classified as a reduction of other obligations.

(2) Debtors for purchase of securities and assets and securities and credits receivable (Note 11).

Sale or Transfer of Financial Assets

Pursuant to CMN Resolution No. 3,533/2008 and subsequent amendments, credit assignment operations with substantial retention of risks and benefits, from January 1, 2012 on, began to remain recorded in the credit portfolio. For credit assignment operations carried out until December 31, 2011, regardless of the retention or substantial transfer of risks and benefits, the financial assets were derecognized from the registration of the original operation and the result determined in the assignment was appropriated to the result for the period.

(i) With Substantial Transfer of Risks and Benefits

In the Bank and Consolidated, during the period ended March 31, 2022, credit assignment operations without recourse were carried out in the amount of R$2,766,198 (12/31/2021 - R$13,255,965). These amounts refer to operations, substantially, of loans and discounted securities.

(ii) With Substantial Retention of Risks and Benefits

In December 2011, the Bank assigned credits with recourse referring to real estate financing in the amount of R$688,821, whose maturities will occur until October 2041. On March 31, 2022, the present value of the assigned operations is R$38,436 (12/31/2021 – R$ 40,790).

These assignment operations were carried out with a co-obligation clause, with mandatory repurchase in the following situations:

- Non-performing contracts for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability, pursuant to CMN Resolution No. 3401/2006; and

- Contracts subject to intervention.

The compulsory repurchase amount will be calculated by the debit balance of the credit duly updated on the respective repurchase date.

From the date of assignment, the cash flows from the assigned operations will be paid directly to the assignee.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	3/31/2022	12/31/2021	3/31/2022	12/31/2021
Overdue	10,020,798	8,604,538	11,397,211	9,851,990
Due to:
Up to 3 Months	95,032,317	95,540,587	104,565,086	105,690,188
From 3 to 12 Months	89,262,538	94,386,260	113,437,304	118,277,838
Over 12 Months	189,628,087	192,049,913	225,805,171	228,837,845
Total	383,943,740	390,581,298	455,204,772	462,657,861

c) Loan Portfolio by Business Sector

		Bank		Consolidated
	3/31/2022	12/31/2021	3/31/2022	12/31/2021
Private Sector	382,953,113	389,584,358	454,213,326	461,660,021
Industry	63,539,874	66,175,356	64,753,586	67,326,360
Commercial	47,089,375	46,914,290	52,453,136	52,116,991
Financial Institutions	1,766,615	1,409,948	1,086,411	1,139,660
Services and Other (1)	58,547,224	64,288,268	65,023,560	70,874,163
Individuals	208,051,721	206,057,453	266,857,347	265,381,454
Credit Cards	45,382,983	45,804,859	45,382,983	45,804,859
Mortgage Loans	53,521,936	52,992,797	53,521,936	52,992,797
Payroll Loans	52,893,851	52,303,502	52,893,851	52,303,502
Financing and Vehicles Lease	1,471,388	1,703,858	55,865,488	56,514,921
Others (2)	54,781,563	53,252,437	59,193,089	57,765,375
Agricultural	3,958,304	4,739,043	4,039,286	4,821,393
Public Sector	990,627	996,940	991,446	997,840
State	642,466	331,735	642,466	331,735
Municipal	348,161	665,205	348,980	666,105
Total	383,943,740	390,581,298	455,204,772	462,657,861

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

d) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

													Bank
							03/31/2021						12/31/2021
	%	Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	169,829,127	-	169,829,127	-	-	-	180,139,073	-	180,139,073	-	-	-
A	0.5%	103,388,797	-	103,388,797	516,944	3	516,947	104,992,054	-	104,992,054	524,960	2	524,962
B	1.0%	35,447,633	2,661,460	38,109,093	381,091	184	381,275	35,871,587	2,253,434	38,125,021	381,250	167	381,417
C	3.0%	29,160,517	3,104,197	32,264,714	967,941	1,926	969,867	29,029,189	2,798,938	31,828,127	954,844	1,899	956,743
D	10.0%	12,252,724	3,821,677	16,074,401	1,607,440	1,138,555	2,745,995	10,439,757	3,063,622	13,503,379	1,350,338	2,206,475	3,556,813
E	30.0%	2,616,403	2,631,144	5,247,547	1,574,264	891,749	2,466,013	2,346,953	2,301,009	4,647,962	1,394,389	757,194	2,151,583
F	50.0%	1,976,066	2,039,125	4,015,191	2,007,596	656,065	2,663,661	1,828,300	1,831,787	3,660,087	1,830,043	582,385	2,412,428
G	70.0%	1,980,316	1,726,265	3,706,581	2,594,606	711,956	3,306,562	1,865,631	1,570,929	3,436,560	2,405,590	643,556	3,049,146
H	100.0%	3,745,016	7,524,668	11,269,684	11,269,684	-	11,269,684	3,375,689	6,964,787	10,340,476	10,340,476	-	10,340,476
Total		360,396,599	23,508,536	383,905,135	20,919,566	3,400,438	24,320,004	369,888,233	20,784,506	390,672,739	19,181,889	4,191,678	23,373,567

													Consolidated
							03/31/2021						12/31/2021
		Loan Portfolio					Allowance	Loan Portfolio					Allowance
Risk Level	% Minimum Allowance Required	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	0.0%	188,420,088	-	188,420,088	-	-	-	199,635,521	-	199,635,521	-	-	-
A	0.5%	136,432,285	1,420	136,433,705	682,169	3	682,172	138,688,667	2,090	138,690,757	693,454	2	693,456
B	1.0%	42,946,397	4,523,571	47,469,968	474,700	184	474,884	44,189,990	3,890,801	48,080,791	480,808	167	480,975
C	3.0%	31,815,524	4,850,982	36,666,506	1,099,995	1,926	1,101,921	31,313,221	4,196,290	35,509,511	1,065,285	1,899	1,067,184
D	10.0%	12,890,124	4,760,380	17,650,504	1,765,050	1,138,556	2,903,606	11,009,408	3,847,376	14,856,784	1,485,678	2,245,960	3,731,638
E	30.0%	2,920,674	3,292,338	6,213,012	1,863,904	1,036,943	2,900,847	2,633,675	2,896,095	5,529,770	1,658,931	887,864	2,546,795
F	50.0%	2,099,083	2,535,637	4,634,720	2,317,360	776,085	3,093,445	1,936,705	2,275,793	4,212,498	2,106,249	690,148	2,796,397
G	70.0%	2,148,510	2,107,380	4,255,890	2,979,123	846,742	3,825,865	2,031,334	1,916,832	3,948,166	2,763,716	765,637	3,529,353
H	100.0%	4,089,756	9,332,016	13,421,772	13,421,772	-	13,421,772	3,690,054	8,595,444	12,285,498	12,285,498	-	12,285,498
Total		423,762,441	31,403,724	455,166,165	24,604,073	3,800,439	28,404,512	435,128,575	27,620,721	462,749,296	22,539,619	4,591,677	27,131,296

(1) Includes due and overdue installments.

(2) The additional provision is constituted mainly based on the expected realization of the loan portfolio, in addition to the minimum required by current regulations.

(3) In the Bank and Consolidated, the total credit portfolio includes the amount of R$38,607 (12/31/2021- R$91,435), referring to the adjustment to market value of the credit operations that are subject to protection, recorded in accordance with article 5 of Circular Letter 3,624 of Bacen of December 26, 2013 and which are not included in the risk levels note.

Emergency Employment Support Program (PESE)

Pursuant to CMN Resolution No. 4,846/20, we demonstrate below the operations related to the Emergency Employment Support Program (PESE), classified by risk level and together with the amount of the provision made for each risk level:

			Bank		Consolidated
			03/31/2022		03/31/2022
Risk Level	% Minimun Allowance Required	Assets	Allowance Required	Assets	Allowance Required
AA	0.0%	8,002	-	8,002	-
A	0.5%	307,080	230	307,080	230
B	1.0%	226,415	340	226,415	340
C	3.0%	231,384	1,041	231,384	1,041
D	10.0%	165,892	2,488	165,892	2,488
E	30.0%	12,543	564	12,543	564
F	50.0%	13,101	983	13,101	983
G	70.0%	10,555	1,108	10,555	1,108
H	100.0%	196,068	15,894	196,068	15,894
Total		1,171,040	22,649	1,171,040	22,649

			Bank		Consolidated
			12/31/2021		12/31/2021
Risk Level	% Minimun Allowance Required	Assets	Allowance Required	Assets	Allowance Required
AA	0.0%	9,132	-	9,132	-
A	0.5%	401,095	301	401,095	301
B	1.0%	276,818	415	276,818	415
C	3.0%	285,783	1,286	285,783	1,286
D	10.0%	165,099	2,476	165,099	2,476
E	30.0%	15,153	682	15,153	682
F	50.0%	19,682	1,476	19,682	1,476
G	70.0%	15,714	1,650	15,714	1,650
H	100.0%	120,077	18,011	120,077	18,011
Total		1,308,553	26,297	1,308,553	26,297

e) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Opening Balance	23,373,568	21,835,444	27,131,296	25,067,489
Allowances Recognized	3,908,132	2,835,477	4,929,961	3,376,842
Write-offs	(2,961,696)	(2,291,546)	(3,656,745)	(2,715,907)
Closing Balance	24,320,004	22,379,375	28,404,512	25,728,424
Recoveries Credits (1)	550,156	661,909	740,345	752,747

f) Renegotiated Credits

		Bank		Consolidated
	3/31/2022	12/31/2021	3/31/2022	12/31/2021
Renegotiated Credits	23,341,973	20,005,822	27,567,481	23,634,268
Allowance for Loan Losses	(11,355,735)	(10,100,946)	(12,502,937)	(11,120,588)
Percentage of Coverage on Renegotiated Credits	48.6%	50.5%	45.4%	47.1%

g) Loan Portfolio Concentration

Consolidated
3/31/2022	12/31/2021

Loan Portfolio and Credit Guarantees (1), Securities (2) and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	5,031,266	0.9%	6,767,732	1.4%
10 Largest	35,749,510	6.3%	40,864,829	7.5%
20 Largest	54,428,451	9.6%	60,535,018	11.2%
50 Largest	86,340,728	15.2%	93,411,357	17.6%
100 Largest	115,006,960	20.2%	124,364,929	23.1%

(1) Includes installments of credit to builders/developers.

(2) Refers to debentures, promissory notes and certificates of real estate receivables – CRI.

(3) Refers to credit of derivatives risk.

9.     Other Financial Assets

In 2022, due to better liquidity conditions observed in the market for electricity trading operations for certain maturities, management reclassified contracts maturing up to 2 years from level 3 to level 2 and revisited the accounting treatment in relation to contracts electricity trading, which no longer include the "principal" amount and, therefore, only the fair value and interest adjustments determined in these operations are recorded in equity accounts.

The financial statements as of December 31, 2021, presented for comparison purposes, already include the aforementioned adjustments.

a) Other Financial Assets

		Bank
	03/31/2022	12/31/2021
	Total	Total
Exchange Portfolio	48,736,834	64,192,929
Trading and Intermediation of Values	2,184,656	5,625,242
Interbank Accounts	86,668,903	87,981,008
Credits for Avals and Sureties Honored	153,566	169,942
Total	137,743,959	157,969,121

		Consolidated
	03/31/2022	12/31/2021
Exchange Portfolio	48,736,834	64,192,929
Trading and Intermediation of Values	2,633,585	6,723,764
Interbank Accounts	87,029,622	88,376,555
Credits for Avals and Sureties Honored	390,807	471,385
Total	138,790,848	159,764,633

10.   Tax Assets and Liabilities

a) Tax Credits

a.1) Nature and Origin of Recorded Deferred Tax Assets

	Origins					Bank
			Balances on			Balances on
	03/31/2022	12/31/2021	12/31/2021	Recognition (4)	Realization	03/31/2022
Allowance for Loan Losses	31,632,889	32,151,455	14,468,155	1,786,385	(2,019,740)	14,234,800
Reserve for Legal and Administrative Proceedings - Civil	4,406,062	4,323,509	1,945,580	194,913	(157,765)	1,982,728
Reserve for Tax Risks and Legal Obligations	3,834,230	3,689,059	1,623,796	93,096	(27,769)	1,689,123
Reserve for Legal and Administrative Proceedings - Labor	5,661,436	5,587,123	2,514,206	180,843	(181,581)	2,513,468
Goodwill	107,229	109,247	49,162	-	(908)	48,254
Adjustment to Fair Value of Trading Securities and Derivatives (1)	8,850,198	8,081,267	1,562,878	1,017,537	(835,044)	1,745,371
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	8,972,250	8,727,582	2,124,709	273,401	(213,837)	2,184,273
Accrual for Pension Plan (2)	1,507,628	1,769,948	796,476	26,139	(144,182)	678,433
Profit Sharing, Bonuses and Personnel Gratuities	490,098	1,226,773	529,182	222,981	(541,536)	210,627
Other Temporary Provisions (3)	7,132,839	6,935,676	3,022,850	98,556	-	3,121,406
Total Tax Credits on Temporary Differences	72,594,859	72,601,639	28,636,994	3,893,851	(4,122,362)	28,408,483
Tax Losses and Negative Social Contribution Bases	10,287,126	10,144,740	4,536,556	75,074	(27,272)	4,584,358
Balance of Recorded Deferred Tax Assets	82,881,985	82,746,379	33,173,550	3,968,925	(4,149,634)	32,992,841

	Origins					Consolidated
			Balances on			Balances on
	03/31/2022	12/31/2021	12/31/2021	Recognition (4)	Realization	03/31/2022
Allowance for Loan Losses	38,566,604	38,547,733	17,036,391	2,221,245	(2,256,599)	17,001,037
Reserve for Legal and Administrative Proceedings - Civil	4,629,815	4,590,834	2,046,045	222,332	(186,784)	2,081,593
Reserve for Tax Risks and Legal Obligations	6,236,510	6,028,067	2,537,729	113,485	(35,419)	2,615,794
Reserve for Legal and Administrative Proceedings - Labor	6,008,521	5,972,720	2,655,871	186,012	(187,176)	2,654,706
Goodwill	107,229	109,248	49,162	-	(908)	48,254
Adjustment to Fair Value of Trading Securities and Derivatives (1)	8,966,032	8,196,778	1,609,048	1,021,581	(835,044)	1,795,585
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	10,508,782	10,748,333	2,471,319	309,369	(221,423)	2,559,265
Accrual for Pension Plan (2)	1,531,380	1,793,709	804,555	26,139	(144,186)	686,509
Profit Sharing, Bonuses and Personnel Gratuities	580,390	1,432,705	599,768	236,861	(590,371)	246,259
Other Temporary Provisions (3)	7,664,290	7,602,125	3,392,198	130,249	(105,898)	3,416,549
Total Tax Credits on Temporary Differences	84,799,553	85,022,252	33,202,086	4,467,273	(4,563,808)	33,105,551
Tax Losses and Negative Social Contribution Bases	10,570,389	10,295,706	4,755,984	136,156	(55,558)	4,836,582
Balance of Recorded Deferred Tax Assets	95,369,942	95,317,958	37,958,070	4,603,429	(4,619,366)	37,942,133

(1) Includes deferred tax assets of IRPJ, CSLL, PIS and COFINS.

(2) Includes deferred tax assets of IRPJ and CSLL, on adjustments to the employee benefit plan.

(3) Mainly composed of provisions of an administrative nature.

On March 31, 2022, unactivated tax credits totaled R$136,967 (12/31/2021 – R$90,574) in the Consolidated.

The accounting record of Deferred Tax Assets in Santander Brasil’s financial statements was made at the rates applicable to the expected period of their realization and is based on the projection of future results and on a technical study prepared pursuant to CMN Resolution No. 4,842/2020 and BCB Resolution No. 15.

a.2) Expected Realization of Recorded Tax Credits

					Bank
					03/31/2022
	Temporary Differences			Tax Loss – Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2022	3,437,776	2,784,266	88,387	1,381,776	7,692,205
2023	5,156,267	4,095,720	117,850	1,790,511	11,160,348
2024	4,260,733	3,432,139	117,850	1,336,997	9,147,719
2025	1,739,568	1,397,533	117,849	-	3,254,950
2026	519,354	400,289	29,462	-	949,105
2027 to 2031	368,494	318,103	-	-	686,597
From 2032	14,913	11,930	-	75,074	101,917
Total	15,497,105	12,439,980	471,398	4,584,358	32,992,841

					Consolidated
					03/31/2022
	Temporary Differences			Tax Loss - Carryforwards	Total
Year	IRPJ	CSLL	PIS/COFINS		Recorded
2022	4,093,095	3,143,450	94,303	1,497,891	8,828,739
2023	6,186,033	4,698,565	125,738	1,836,638	12,846,974
2024	4,967,601	3,864,622	125,738	1,379,092	10,337,053
2025	2,001,130	1,560,134	125,736	35,452	3,722,452
2026	783,249	559,080	31,434	4,732	1,378,495
2027 to 2031	379,465	339,325	-	7,001	725,791
From 2032	14,920	11,933	-	75,776	102,629
Total	18,425,493	14,177,109	502,949	4,836,582	37,942,133

Due to the differences between accounting, tax and corporate criteria, the expected realization of deferred tax assets should not be taken as an indication of the value of future results.

Based on CMN Resolution 4818/2020 and BCB Resolution 2/2020, Tax Credits must be fully presented in the long term, for balance sheet purposes.

a.3) Present Value of Deferred Tax Assets

The present value of deferred tax assets recorded is R$31,813,309 (12/31/2021 - R$31,575,967) in the Bank and R$36,077,182 (12/31/2021 - R$36,110,693) in the Consolidated, calculated in accordance with the expected realization of temporary differences, tax loss carryforwards, negative bases for CSLL, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

b) Other Liabilities - Tax and Social Security

		Bank		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Deferred Tax Liabilities	2,477,606	1,542,382	3,169,880	2,115,133
Provision for Taxes and Contributions on Income	210,864	174,588	866,904	1,339,495
Taxes Payable	825,347	1,253,669	1,027,549	1,628,217
Total	3,513,816	2,970,639	5,064,334	5,082,845

b.1) Nature and Origin of Deferred Tax Liabilities

	Origins					Bank
			Balances on			Balances on
	03/31/2022	12/31/2021	12/31/2021	Recognition	Realization	03/31/2022
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,268,038	638,141	155,353	4,176,232	(3,535,990)	795,595
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	6,404,496	7,259,029	1,767,194	175,636	(382,272)	1,560,558
Excess Depreciation of Leased Assets	21,368	21,438	5,360	-	(17)	5,343
Others	258,433	227,660	102,262	13,848	-	116,110
Total	9,952,335	8,146,268	2,030,169	4,365,716	(3,918,279)	2,477,606

	Origins					Consolidated
			Balances on			Balances on
	03/31/2022	12/31/2021	12/31/2021	Recognition	Realization	03/31/2022
Adjustment to Fair Value of Trading Securities and Derivatives (1)	4,028,510	1,630,907	383,698	4,203,474	(3,618,142)	969,030
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	6,937,241	7,646,179	1,788,454	248,858	(386,476)	1,650,836
Excess Depreciation of Leased Assets	1,337,222	1,343,391	335,784	8,919	(10,477)	334,226
Others	382,589	476,538	200,541	22,364	(7,116)	215,789
Total	12,685,562	11,097,015	2,708,477	4,483,615	(4,022,211)	3,169,881

(1) Includes IRPJ, CSLL, PIS and Cofins

b.2) Expected Realization of Deferred Tax Liabilities

				Bank
				03/31/2022
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2022	227,647	181,036	43,140	451,823
2023	303,530	241,381	57,519	602,430
2024	303,530	241,381	57,520	602,431
2025	302,194	241,381	57,520	601,095
2026	80,283	64,208	14,380	158,871
2027 to 2031	32,304	25,750	-	58,054
After 2032	1,615	1,287	-	2,902
Total	1,251,103	996,424	230,079	2,477,606

				Consolidated
				03/31/2022
	Temporary Differences			Total
Year	IRPJ	CSLL	PIS/COFINS	Recorded
2022	410,756	205,908	49,962	666,626
2023	501,634	274,501	66,617	842,752
2024	381,667	274,501	66,617	722,785
2025	356,879	259,649	62,183	678,711
2026	106,533	68,087	15,176	189,796
2027 to 2031	38,021	28,021	-	66,042
After 2032	1,804	1,365	-	3,169
Total	1,797,294	1,112,032	260,555	3,169,881

c) Income Tax and Social Contribution

		Bank
	01/01 to 03/31/2022	01/01 to 03/31/2021
Income Before Taxes on Income and Profit Sharing	5,328,552	3,417,725
Profit Sharing (1)	(531,618)	(429,095)
Income Before Taxes	4,796,934	2,988,630
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(2,158,620)	(1,344,883)
Equity in Subsidiaries (2)	478,045	418,149
Nondeductible Expenses, Net of Non-Taxable Income	212,286	(456,486)
Exchange Variation - Foreign Branches	-	836,735
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	56,959	274,082
Interest on Capital	532,165	-
Other Adjustments, Including Profits Provided Abroad	(393)	260,349
Income and Social Contribution Taxes	(879,558)	(12,054)
Current Taxes	(75,931)	(180,905)
Income tax and social contribution for the year	(75,931)	(180,905)
Deferred Taxes	(776,355)	393,239
Constitution / realization in the period on temporary additions and exclusions - Result	(776,355)	393,239
Use of opening balances of:	(27,272)	(224,388)
Negative social contribution base	(5,989)	(94,699)
Tax loss	(21,283)	(129,689)
Total deferred taxes	(803,627)	168,851
Income tax and social contribution	(879,558)	(12,054)

		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021
Income Before Taxes on Income and Profit Sharing	5,997,452	3,933,791
Profit Sharing (1)	(475,629)	(471,886)
Unrealized Income	(176)	217,493
Income Before Taxes	5,521,647	3,679,397
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (3)	(2,484,741)	(1,655,729)
Equity in Subsidiaries (2)	4,622	3,443
Nondeductible Expenses, Net of Non-Taxable Income	225,076	(457,029)
Exchange Variation – Foreign Branches	-	836,735
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	31,973	276,034
Interest on Capital	542,166	5,490

Effects of Change in Rate of CSLL (3)	104,227	108,091
Other Adjustments, Including Profits Provided Abroad	37,266	262,582
Income and Social Contribution Taxes	(1,539,411)	(620,383)
Current Taxes	(877,275)	(858,639)
Income tax and social contribution for the year	(877,275)	(858,639)
Deferred Taxes	(624,049)	465,482
Constitution / realization in the period on temporary additions and exclusions – Result	(624,049)	465,482
Period Movement:	(38,087)	(243,573)
Negative social contribution base	(10,045)	(94,699)
Tax loss	(28,042)	(148,874)
Constitution in the period on:	-	16,347
Negative social contribution base	-	4,157
Tax loss	-	12,190
Total deferred taxes	(662,136)	238,256
Income tax and social contribution	(1,539,411)	(620,383)

(1) The calculation basis is net income, after income tax and social contribution.

(2) Interest on equity received and receivable is not included in the result of interests in affiliates and subsidiaries.

(3) Effect of the rate differential for other non-financial and financial companies, whose social contribution rate is 9% and 20%.

Exchange Hedge of Grand Cayman Agency, Luxembourg Agency

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used mainly to raise funds in the international capital and financial markets, to provide credit lines that are extended to its customers for financing foreign trade and working capital financing (Note 12).

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge).

Since January 2021 the law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange rate variation of investments abroad must be taxed/deducted Social Contribution on Net Income (CSLL) and Income Taz (IRPJ).

Regarding pis and coffins the exchange variation on the investment abroad is taxable and deductible, and in order to protect the net results on a after tax basis, derivatives are executed.

The different tax treatment of such exchange differences results in volatility in the “Income from operations before taxation” and in the item “Income taxes”. Below are the effects of the transactions carried out, as well as the total effect of the currency hedge for the periods ended March 31, 2022 and 2021:

In R$ Million	01/01 to 03/31/2022	01/01 to 03/31/2021
Financial Operations
Result generated by the exchange rate variations on the Bank’s investment in the Cayman Branch	(6,178)	5,015
Result generated by derivative contracts used as hedge	6,480	(7,409)
Tax Expenses
Tax effect of derivative contracts used as hedge - PIS/COFINS	(302)	345
Income Tax and Social Contribution
Tax effect of derivative contracts used as hedge - IR/CS	-	2,050

11.   Other Assets

		Bank		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Notes and Credits Receivable (Note 8.a)
Credit Cards	37,271,768	38,697,565	37,271,768	38,697,565
Receivables (1)	25,911,838	27,228,813	30,849,978	31,770,716
Escrow Deposits for:
Tax Claims	5,593,771	5,481,136	7,382,681	7,258,166
Labor Claims	1,564,962	1,648,343	1,676,471	1,752,187
Others - Civil	1,100,590	1,096,701	1,289,763	1,286,274
Contract Guarantees - Former Controlling Stockholders (Note 18)	496	496	496	496
Reimbursable Payments	180,732	178,077	195,992	192,562
Salary Advances/Others	1,670,661	199,212	2,750,224	856,579
Employee Benefit Plan	256,757	231,100	307,499	287,809
Debtors for Purchase of Assets	559,547	551,756	629,837	602,780
Receivable from Affiliates	34,349	38,827	140,363	242,217
Income Receivable	3,076,489	3,077,494	2,853,413	3,110,771
Other Values and Assets	1,875,228	1,361,411	2,069,647	1,552,099
Others	3,759,853	2,081,481	4,434,691	2,755,980
Total	82,857,041	81,872,412	91,852,823	90,366,201

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

12.   Information on Dependencies Abroad

Branches:

Grand Cayman Branch (Cayman Branch)

The Grand Cayman Branch is licensed under the Banking and Trust Company Act and is duly registered as a Foreign Company with the Grand Cayman, Cayman Islands Corporate Registry Officer. The agency, therefore, is duly authorized to carry out banking business in the Cayman Islands, and is currently involved in fundraising business in the international banking and capital market to provide lines of credit to Banco Santander, which are then extended to the Bank's customers. Santander for working capital and foreign trade financing. It also takes deposits in foreign currency from corporate and individual clients and grants credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from Bacen to set up a branch in Luxembourg, with outstanding capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows the expansion of the funding capacity. The opening of the branch was authorized by the Minister of Finance of Luxembourg on March 5, 2018. On April 3, 2018, after the Cayman Branch's capital was reduced by an equivalent amount, the amount of US$1 billion was allocated to the capital. seconded company from the Luxembourg agency.

The summarized financial positions of the branches and subsidiary abroad, converted at the exchange rate in effect on the balance sheet date included in the financial statements, comprise the following positions (without eliminating transactions with affiliates):

	Grand Cayman Branch (3)		Luxembourg Branch (3)
	3/31/2022	12/31/2021	3/31/2022	12/31/2021
Assets	148,214,805	158,796,211	81,953,409	81,914,595
Current and Long-term Assets	148,214,778	158,796,179	81,953,278	81,914,414
Cash	620,828	9,127,129	938,949	1,630,327
Interbank Investments	43,305,411	26,583,540	10,302,813	13,138,145
Securities and Derivatives Financial Instruments	74,933,592	89,178,436	18,952,455	14,433,434
Lending Operations (1)	13,393,762	18,271,074	46,148,540	46,639,821
Foreign Exchange Portfolio	11,566,538	11,128,060	5,180,305	5,473,283
Others	4,394,647	4,507,940	430,216	599,404
Permanent Assets	27	32	131	181
Liabilities	148,214,805	158,796,211	81,953,409	81,914,595
Current and Long-term Liabilities	117,096,588	120,638,194	74,392,920	74,024,804
Deposits and Money Market Funding	38,370,562	30,505,351	8,655,181	7,973,185
Funds from Acceptance and Issuance of Securities	18,928,848	20,395,593	31,931,580	36,365,115
Debt Instruments Eligible to Compose Capital	12,159,140	14,088,607	-	-
Borrowings (2)	22,797,167	31,320,740	26,035,845	23,239,576
Foreign Exchange Portfolio	11,477,664	11,050,587	5,185,943	5,480,439
Others	13,363,207	13,277,316	2,584,371	966,489
Deferred Income	25,613	30,309	-	11,693
Stockholders' Equity	31,092,604	38,127,708	7,560,489	7,878,098

	01/01 a 31/03/2022	01/01 a 31/03/2021	01/01 a 31/03/2022	01/01 a 31/03/2021
Net Income	636,877	750,306	205,490	78,112

(1)  Refers mainly to lending and export financing operations.

(2)  Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3)  The functional currency is Real.

13.   Investments in Affiliates and Subsidiaries Subsidiary

a)            Consolidation Perimeter

		Quantity of Shares or Quotas Owned (in Thousands)			03/31/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	2,142,011	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A	Tecnology	381	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,441	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	196,979	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	9,100	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	0.00%	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Other Activities	328	-	0.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	348	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.	Other Activities	3,808	-	0.00%	90.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection and Recover of Credit Management	250		0.00%	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda.
Paytec Logística e Armazém Ltda.	Other Activities	100	-	0.00%	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos de Valores Mobiliários Ltda.	Broker	19,140	-	0.00%	60.00%
Toro Investimentos S.A.	Broker	4,863	-	0.00%	2.15%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda
Toro Investimentos S.A.	Broker	217,961	-	0.00%	96.41%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Monetus Investimentos S.A.	Other Activities	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia LTDA.	Other Activities	1,122,000	-	0.00%	100.00%

Controlled by Mobills Labs Soluções em Tecnologia LTDA.
MOB SOLUÇÕES EM TECNOLOGIA LTDA.	Other Activities	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
MONETUS CORRETORA DE SEGUROS LTDA.	Other Activities	10	-	0.00%	100.00%

		Quantity of Shares or Quotas Owned (in Thousands)			03/31/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Jointly Controlled Companies by Banco Santander
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	5,076	1,736	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito)	Credit Bureau	5,090	4,809	19.45%	19.45%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Corretora de Seguros
Webmotors S.A.	Other Activities	425,126,827	-	0.00%	70.00%
Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	68,771	0.00%	18.98%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros)	Insurance Broker	450	-	0.00%	50.00%
Hyundai Corretora de Seguros Ltda.	Insurance Broker	1,000	-	0.00%	50.00%
Jointly Controlled Companies by Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Other Activities	23,243	-	0.00%	51.00%
Car10 Tecnologia e Informação S.A.	Other Activities	6,591	-	0.00%	66.67%
Jointly Controlled Companies by TecBan
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	542,004	-	0.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	999	-	0.00%	100.00%
Jointly Controlled Companies by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	517,505	-	0.00%	100.00%

Consolidated Investment Funds

•         Santander Investment Fund Amazonas Multimarket Private Credit for Investment Abroad (Santander FI Amazonas);

•         Santander Investment Fund Diamantina Multimercado Private Credit for Investment Abroad (Santander FI Diamantina);

•         Santander Investment Fund Guarujá Multimarket Private Credit for Investment Abroad (Santander FI Guarujá);

•         Santander Unix Multimercado Credit Privado Investment Fund (Santander FI Unix);

•         Santander Investment Fund SBAC Referenced DI Credit Privado (Santander FI SBAC);

•         Santander Paraty QIF PLC (Santander Paraty) (4);

•         Sale of Credit Rights Investment Fund Vehicles (Sale of FIDC Vehicles) (1);

•         RN Brasil Credit Rights Investment Fund - Vehicle Financing (FI RN Brasil - Vehicle Financing) (2);

•         Prime 16 – Real Estate Investment Fund (current denomination of BRL V - Real Estate Investment Fund - FII) (3);

•         Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (4);

•         NPL Ipanema VI Multisegment Credit Rights Investment Fund - Non-Standardized (Ipanema NPL VI Investment Fund) (5);

•         Santander Hermes Multimercado Private Credit Infrastructure Investment Fund;

•         Wholesale Credit Rights Investment Fund – Non-Standardized ;

•         Current - Multimarket Investment Fund for Private Investment abroad (6); and

•         Verbena FCVS - Receivables Investment Fund. (7)

(1) Renault automaker (an entity not belonging to the Santander Conglomerate) sells its trade bills to the Fund. This Fund exclusively purchases Renault automaker duplicates. In turn, Banco RCI Brasil S.A. holds 100% of its subordinated shares.

(2) Banco RCI Brasil S.A. sells receivables (CDC Portfolio) to FI RN Brasil - Vehicle Financing. Senior shares have only one investor. Banco RCI Brasil S.A. holds 100% of the subordinated shares.

(3) Banco Santander was the creditor of certain overdue credit operations that had real estate as collateral. The operation to recover these credits consists in the contribution of properties as guarantee to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's shares to Banco Santander, upon payment of the aforementioned credit operations.

(4) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Subfund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its Individual and Consolidated Condensed Interim Financial Statements. Santander Paraty does not have its own equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(5) Refers to a structure where Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (current company name of Atual Companhia Securitizadora de Créditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recovery de Créditos e Meios Digitais S.A.

(7) This fund was consolidated in February 2021, controlled by Banco Santander, which holds 100% of the shares in this fund.

b)    Composition of Investments

						Bank
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	3/31/2022	01/01 to 03/31/2022	3/31/2022	12/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Controlled by Banco Santander
Santander Leasing	11,187,046	118,859	11,187,046	11,172,028	118,859	48,672
Banco Bandepe S.A.	-	-	-	-	-	30,458
Santander Brasil EFC	-	-	-	-	-	(35,574)
Santander Corretora de Seguros	4,864,281	265,848	4,869,355	4,609,417	265,848	219,998
Getnet S.A.	-	-	-	-	-	56,220
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	2,756,593	66,214	2,756,593	2,690,379	66,214	34,049
Aymoré CFI	2,386,553	81,349	2,386,553	2,305,203	81,349	356,743
Sancap	1,174,255	281,141	1,174,255	992,882	281,141	47,844
Santander CCVM	844,633	37,633	844,633	807,096	37,633	23,475
Banco RCI Brasil S.A.	1,549,578	31,591	618,141	608,156	12,602	10,942
Santander Brasil Consórcio	1,122,562	108,582	1,122,562	1,013,980	108,582	77,708
CIP S.A	1,996,334	82,016	356,744	-	-	-
Outros	1,917,866	68,307	1,865,965	1,759,775	90,095	58,687
Santander Holding Imobiliária S.A.	468,333	468,333	468,333	457,083	11,250	(297)
Santander Brasil Tecnologia S.A.	-	-	-	205,744	-	(12.427)
Rojo Entretenimento S.A.	129,117	610	122,145	121,568	577	(1.478)
BEN Benefícios	60,215	(5,830)	60,215	66,045	(5,830)	(206)
Esfera Fidelidade S.A.	854,710	135,293	854,710	719,417	135,293	76.131
SX Negócios Ltda.	75,094	877	75,094	74,217	877	11.283
Jointly Controlled Companies Directly and Indirectly by Banco Santander	-	-	-	-	-	-
EBP	11,361	41	1,262	1,258	5	-
Gestora de Crédito	88,674	(20,754)	17,735	13,522	(4,151)	(4,148)
Gira - Gestão Integrada de Recebíveis do Agronegócio S.A.	18,561	7,600	24,978	12,438	12,540	(178)
Santander Tecnologia e Inovação Ltda.	187,679	(51,568)	189,128	25,208	(51,568)	(5,365)
SANB Promotora de Vendas e Cobrança Ltda.	9,634	(4,553)	9,634	14,187	(4,553)	(4,628)
Tecnologia em Pagamentos Ltda.	14,488	(4,659)	14,488	18,833	(4,345)	-
Campo Grande Empreendimentos Ltda.	-	-	-	255	-	-
Others
Gira Goodwill	-	-	4,996	5,771	-	-
Paytec Godwill	-	-	13,418	13,991	-	-
Paylog	-	-	9,829	10,238	-	-
Total			27,181,847	25,958,916	1,062,323	929,222

						Consolidated
	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
	03/31/2022	01/01 to 03/31/2022	3/31/2022	12/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Jointly Controlled Companies Directly and Indirectly by Banco Santander
TecBan	868,549	16,996	164,851	169,676	3,226	17,696
Gestora de Crédito	88,674	(20,754)	17,735	13,522	(4,151)	(4,148)
Webmotors S.A.	284,001	13,548	198,801	189,317	9,483	5,497
EBP	11,361	41	1,262	1,258	5	108
Santander Auto	45,560	3,268	22,780	21,262	1,634	631
Hyundai Corretora de Seguros Ltda.	2,480	(40)	1,240	1,260	(20)	76
PSA Corretora	1,268	187	634	540	94	(127)
CIP S.A. (1)	1,996,334	82,016	356,744	-	-	-
Others			-	255	-	(12,083)
Total			764,047	408,693	10,271	7,650

(1) In March 2022, the Interbank Payments Chamber (CIP) was demutualized. The non-profit association underwent a spin-off whose part of the equity was incorporated into a new for-profit CIP S.A.

c)     Corporate Restructuring

During the period ended March 31, 2022 and the year ended December 31, 2020, several corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of Banco Santander (Brasil) SA (“Banco Santander”, “Santander Brasil” or “Company”):

i) Acquisition of interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitals S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), together with other investors, with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitals S.A. (“CSD BR”) and its respective shareholders, a certain investment agreement and other covenants with a view to subscribing a minority interest in CSD BR. CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Superintendence of Private Insurance. The completion of the Transaction will be subject to the execution of definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

ii) Acquisition of Equity Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase Agreement and Investment Agreement, by which, once the transaction is completed, it will hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneer in digitizing the journey of buying houses and apartments. After the fulfillment of the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

iii) Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On August 4, 2021, Atual Serviços de Crédito e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – entered into, together with the partners of Líder Serviços Especializados em Cobranças Ltda. (“Leaderança”), a certain Agreement for the Assignment of Quotas and Other Covenants, by which, once the transaction is carried out, it will hold 100% of the capital stock of Leadership (“Operation”). Leadership works in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After the fulfillment of the conditions precedent established in the Agreement for the Assignment of Quotas and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was merged into Leadership on October 4, 2021.

iv) Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), together with the partners of Solution 4 Fleet Consultoria Empresarial Ltda. (“Solutions4Fleet”), certain Investment and Share Purchase Agreement, whereby, once the transaction is completed, Aymoré will hold 80% of the share capital of Solution4Fleet (“Transaction”). Solution4Fleet specializes in structuring vehicle rental and subscription businesses – a long-term rental modality for individuals. After complying with the conditions precedent established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

v) Acquisition of equity interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment

Agreements and Share Purchase and Sale Agreements, under which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. After compliance with the conditions precedent established in the Investment Agreement for the Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

vi) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”) entered into, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), investment agreement and other covenants, whereby, once the transaction is completed, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application, after considering the client's needs and risk profile, the application automatically creates, executes and monitors a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

vii) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), an investment agreement and other covenants, by which, once effective In the transaction, Toro Investimentos will hold 100% of the capital stock of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the fulfillment of the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

viii) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) SA (“Banco Santander”) and Banco Bandepe SA (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing SA Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

ix) Partial spin-off and segregation of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos SA (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil will become direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil will be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced in the total amount of R$ 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital increasing to R$ 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

x) Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém EIRELI

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

xi) Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos SA (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações SA (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo

Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

xii) Signing of an Agreement for the Acquisition of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

14.   Fixed Assets

				Bank
			3/31/2022	12/31/2021
	Cost	Depreciation	Net	Net
Real Estate	2,461,666	(931,986)	1,529,680	1,546,882
Land	640,042	-	640,042	640,772
Buildings	1,821,624	(931,986)	889,638	906,110
Others Fixed Assets	13,316,135	(8,963,485)	4,352,649	4,519,804
Installations, Furniture and Equipment	5,541,592	(3,617,187)	1,924,405	1,982,893
Data Processing Equipment	2,440,202	(1,567,807)	872,395	927,367
Leasehold Improvements	4,412,189	(3,196,938)	1,215,250	1,271,430
Security and Communication Equipment	843,883	(554,094)	289,789	282,965
Others	78,269	(27,459)	50,810	55,149
Total	15,777,801	(9,895,472)	5,882,329	6,066,686

				Consolidated
			3/31/2022	12/31/2021
	Cost	Depreciation	Net	Net
Real Estate	2,742,485	(995,645)	1,746,840	1,774,302
Land	709,810	-	709,810	712,200
Buildings	2,032,675	(995,645)	1,037,030	1,062,102
Others Fixed Assets	13,559,350	(9,107,904)	4,451,446	4,610,046
Installations, Furniture and Equipment	5,584,892	(3,646,001)	1,938,891	1,983,785
Data Processing Equipment	2,499,593	(1,606,397)	893,196	951,003
Leasehold Improvements	4,528,620	(3,270,499)	1,258,121	1,316,232
Security and Communication Equipment	847,924	(557,474)	290,449	283,684
Others	98,321	(27,532)	70,789	75,342
Total	16,301,835	(10,103,549)	6,198,286	6,384,348

15.   Intangibles

				Bank
			03/31/2022	12/31/2021
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,220,515	(26,567,946)	652,569	702,497
Other Intangible Assets	10,823,523	(6,366,731)	4,456,792	4,568,941
Acquisition and Development of Software	6,783,982	(4,062,458)	2,721,524	2,711,778
Exclusivity Contracts for Provision of Banking Services	3,866,162	(2,187,071)	1,679,091	1,792,934
Others	173,379	(117,202)	56,177	64,229
Total	38,044,038	(32,934,677)	5,109,361	5,271,438

				Consolidated
			03/31/2022	12/31/2021
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	28,211,364	(26,779,647)	1,431,717	1,434,721
Other Intangible Assets	11,172,701	(6,598,727)	4,573,974	4,687,979
Acquisition and Development of Software	7,117,026	(4,264,774)	2,852,252	2,845,136
Exclusivity Contracts for Provision of Banking Services	3,866,162	(2,187,071)	1,679,091	1,792,935

Others	189,513	(146,882)	42,631	49,908
Total	39,384,065	(33,378,374)	6,005,691	6,122,700

(*) For the period ended March 31, 2022, there was no impairment.

16.   Funding

a) Opening of Equity Accounts

Accounts

						Bank
					03/31/2022	12/31/2021
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	105,410,419	100,209,997	83,967,686	107,785,310	397,373,412	406,882,409
Demand Deposits	42,434,170	-	-	-	42,434,170	40,776,429
Savings Deposits	62,909,853	-	-	-	62,909,853	65,220,066
Interbank Deposits	-	1,921,328	3,105,525	279,304	5,306,157	5,621,237
Time Deposits (1)	66,396	98,288,669	80,862,161	107,506,006	286,723,232	295,264,677
Other Deposits	-	-	-	-	-	-
Money Market Funding	-	89,214,264	5,667,868	19,184,114	114,066,246	100,870,087
Own Portfolio	-	76,211,794	568,513	1,080,085	77,860,392	75,114,059
Government Securities	-	63,661,129	558,448	1,061,477	65,281,054	61,635,928
Debt Securities in Issue	-	1,641	-	-	1,641	-
Others	-	12,549,024	10,065	18,609	12,577,697	13,478,131
Third Parties	-	13,002,470	-	-	13,002,470	6,859,710
Linked to Trading Portfolio Operations	-	-	5,099,355	18,104,029	23,203,384	18,896,318
Funds from Acceptance and Issuance of Securities	-	8,474,712	23,669,795	91,888,885	124,033,392	115,842,979
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	6,583,070	18,189,340	59,561,823	84,334,233	73,517,897
Real Estate Credit Notes - LCI (1)	-	3,545,559	9,032,280	24,983,368	37,561,207	28,924,170
Agribusiness Credit Notes - LCA	-	2,596,343	5,264,011	8,746,239	16,606,592	16,989,434
Treasury Bills - LF (2)	-	76,655	3,743,883	23,449,280	27,269,818	25,074,264
Guaranteed Real Estate Credit Notes - LIG (3)	-	364,514	149,167	2,382,936	2,896,616	2,530,030
Securities Issued Abroad	-	1,759,667	4,303,529	29,163,823	35,227,020	38,427,171
Funding by Structured Operations Certificates	-	131,976	1,176,926	3,163,238	4,472,140	3,897,911
Borrowings and Onlendings	-	25,114,245	45,196,678	12,058,007	82,368,930	91,581,834
Foreign Borrowings	-	23,364,309	42,800,315	4,724,480	70,889,104	79,728,750
Import and Export Financing Lines	-	12,691,819	24,185,321	1,082,210	37,959,350	50,769,169
Other Credit Lines	-	10,672,490	18,614,994	3,642,270	32,929,754	28,959,581
Domestic Onlendings	-	1,749,936	2,396,363	7,333,527	11,479,826	11,853,084
Total	105,410,419	223,013,218	158,502,027	230,916,316	717,841,980	715,177,309

						Consolidated
					03/31/2022	12/31/2021
	Without Maturity	Up to 3 Months	From 3 to 12 Months	Over 12 Months	Total	Total
Deposits	105,170,542	100,997,547	79,940,615	107,506,006	393,614,710	403,639,687
Demand Deposits	42,194,293	-		-	42,194,293	40,454,250
Savings Deposits	62,909,853	-	-	-	62,909,853	65,220,066
Interbank Deposits	-	2,373,385	1,685,035	615,842	4,674,262	4,723,077
Time Deposits (1)	66,396	98,624,162	78,255,580	106,890,164	283,836,302	293,242,294
Money Market Funding	-	84,744,840	5,315,171	19,184,114	109,244,124	95,648,600
Own Portfolio	-	71,742,370	215,815	1,080,085	73,038,270	71,192,568
Government Securities	-	59,191,705	205,750	1,061,477	60,458,932	57,714,437
Debt Securities in Issue	-	1,641	-	-	1,641	-
Others	-	12,549,024	10,065	18,609	12,577,697	13,478,131
Third Parties	-	13,002,470	-	-	13,002,470	5,559,714
Linked to Trading Portfolio Operations	-	-	5,099,355	18,104,029	23,203,384	18,896,318

Funds from Acceptance and Issuance of Securities	-	9,276,740	23,771,124	75,670,802	108,718,666	95,380,860
Exchange Acceptances	-	76,393	297,987	946,652	1,321,032	1,361,443
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	-	6,848,283	19,637,464	62,142,648	88,628,395	77,169,438
Real Estate Credit Notes - LCI (1)	-	3,545,559	9,032,280	24,983,368	37,561,207	28,924,170
Agribusiness Credit Notes - LCA	-	2,596,343	5,264,011	8,746,239	16,606,592	16,989,434
Treasury Bills - LF (2)	-	341,868	5,192,007	26,030,105	31,563,980	28,725,804
Guaranteed Real Estate Credit Notes - LIG (3)	-	364,514	149,167	2,382,936	2,896,616	2,530,030
Securities Issued Abroad	-	2,220,088	2,658,748	9,418,263	14,297,099	12,952,068
Funding by Structured Operations Certificates	-	131,976	1,176,926	3,163,238	4,472,140	3,897,911
Borrowings and Onlendings	-	25,138,569	45,196,678	12,058,007	82,393,254	91,586,750
Domestic Borrowings	-	24,324	-	-	24,324	4,916
Foreign Borrowings	-	23,364,309	42,800,315	4,724,480	70,889,104	79,728,750
Import and Export Financing Lines	-	12,691,819	24,185,321	1,082,210	37,959,350	50,769,169
Other Credit Lines	-	10,672,490	18,614,994	3,642,270	32,929,754	28,959,581
Domestic Onlendings	-	1,749,936	2,396,363	7,333,527	11,479,826	11,853,084
Total	105,170,542	220,157,696	154,223,588	214,418,929	693,970,754	686,255,896

(1) They consider the maturities established in the respective investments, with the possibility of immediate withdrawal, in advance of their due date.

(2) Mortgage letters of credit are fixed income securities backed by real estate credits and guaranteed by mortgage or by fiduciary sale of immovable property. As of March 31, 2022, they mature between 2022 and 2028.

(3) The main characteristics of financial bills are a minimum term of two years, a minimum nominal value of R$50 and early redemption permission of only 5% of the amount issued. As of March 31, 2022, they mature between 2022 and 2031.

(4) Guaranteed Real Estate Bonds are fixed income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the issuer's other assets. On March 31, 2022, they mature between 2022 and 2025 (12/31/2021 - with maturity between 2022 and 2035).

(5) Funding carried out under the Special Compulsory Liquidity line pursuant to Resolution 4,795/20.

In the Bank and in the Consolidated, export and import financing lines are funds raised from financial institutions abroad, intended for investment in commercial exchange operations, related to the discount of export bills and pre-financing for exports and imports, whose maturities run through 2031 (12/31/2021 - until 2024) and are subject to financial charges, corresponding to exchange rate variation plus interest ranging from 0.42% to 5.7% p.a. (12/31/2021 - from 0.35% p.a. to 4.3% p.a.).

The onlending obligations of the country - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the BNDES currency basket or the exchange variation of the US Dollar, plus interest, in accordance with the BNDES System's operating policies.

					Bank		Consolidated
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.to)	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Eurobonds	2018	2025	USD	4.4%	98,933	117,150	98,933	117,150
Eurobonds	2018	2025	USD	0% to 4.4%	98,367	771,300	98,367	771,300
Eurobonds	2019	2022	USD	4.4%	28,769	28,088	1,369	-
Eurobonds	2019	2022	USD	0% to 4.4%	143,326	106,805	6,821	-
Eurobonds	2019	2023	USD	0% to 4.4%	94,405	796,097	4,493	-
Eurobonds	2019	2023	USD	CDI + 2.65%	3,831	4,465	182	-
Eurobonds	2019	2024	USD	4.4%	128,141	133,796	6,099	-
Eurobonds	2019	2024	USD	0% to 4.4%	1,098,215	2,193,989	52,267	-
Eurobonds	2019	2024	USD	CDI + 2.65%	23,789	26,424	1,132	-
Eurobonds	2019	2025	USD	0% to 4.4%	319,064	369,554	196,241	225,533
Eurobonds	2019	2026	USD	4.4%	75,923	75,716	75,923	75,716
Eurobonds	2019	2026	USD	0% to 4.4%	287,938	293,644	13,704	-
Eurobonds	2019	2027	USD	0% to 4.4%	658,799	643,846	648,740	632,831
Eurobonds	2020	2022	USD	4.4%	1,048	308,279	50	306,253
Eurobonds	2020	2022	USD	0% to 4.4%	545,434	1,703,339	25,959	-
Eurobonds	2020	2023	USD	CDI+6.4%	4,587	75,485	218	-
Eurobonds	2020	2023	USD	4.4%	1,160,739	4,627	421,153	-
Eurobonds	2020	2023	USD	0% to 4.4%	61,857	3,220,706	2,944	455,666
Eurobonds	2020	2024	USD	CDI+6.4%	7,748	60,388	369	-
Eurobonds	2020	2024	USD	4.4%	445,760	8,053	21,215	-
Eurobonds	2020	2024	USD	0% to 4.4%	126,743	2,464,322	6,032	-

Eurobonds	2020	2025	USD	CDI+6.4%	11,732	143,744	558	-
Eurobonds	2020	2025	USD	4.4%	936,698	12,724	82,301	-
Eurobonds	2020	2026	USD	0% to 4.4%	15,773	4,381,601	751	46,655
Eurobonds	2020	2026	USD	4.4%	6,637	16,760	316	-
Eurobonds	2020	2027	USD	0% to 4.4%	19,035	7,047	906	-
Eurobonds	2021	2022	USD	0% to 4.4%	26,718	19,330	1,272	-
Eurobonds	2021	2022	USD	4.4%	1,084,833	42,728	782,312	-
Eurobonds	2021	2022	USD	0% to 4.4%	84,945	2,854,297	43,744	2,005,534
Eurobonds	2021	2022	USD	Until 9%	189,442	63,104	174,252	41,749
Eurobonds	2021	2022	USD	CDI+1.9%	7,958	221,194	379	205,624
Eurobonds	2021	2022	USD	CDI+6.4%	220,176	30,459	140,433	-
Eurobonds	2021	2023	USD	CDI + 2.65%	1,418,871	699,890	239,929	181,116
Eurobonds	2021	2023	USD	0% to 4.4%	201,284	1,385,937	136,827	408,824
Eurobonds	2021	2023	USD	CDI+1.9%	450,950	157,370	216,392	157,370
Eurobonds	2021	2024	USD	CDI + 2.65%	61,204	157,933	2,913	5,316
Eurobonds	2021	2024	USD	4.4%	2,620,242	61,754	179,281	-
Eurobonds	2021	2024	USD	0% to 4.4%	8,356	2,316,303	398	246,192
Eurobonds	2021	2024	USD	Until 9%	57,905	8,157	2,756	-
Eurobonds	2021	2024	USD	CDI+1.9%	875,551	1,233	41,670	-
Eurobonds	2021	2025	USD	CDI + 2.65%	1,731,273	1,043,471	150,081	-
Eurobonds	2021	2025	USD	0% to 4.4%	162,865	1,601,271	7,751	593,036
Eurobonds	2021	2025	USD	CDI+1.9%	143,379	53,765	6,824	-
Eurobonds	2021	2026	USD	CDI + 2.65%	7,634,265	71,890	2,970,510	-
Eurobonds	2021	2026	USD	0% to 4.4%	264,310	5,963,357	12,579	3,890,578
Eurobonds	2021	2026	USD	CDI+1.9%	1,645,944	140,870	642,877	-
Eurobonds	2021	2027	USD	CDI + 2.65%	68,819	692,299	3,275	210,639
Eurobonds	2021	2027	USD	4.4%	235,252	71,252	11,196	-
Eurobonds	2021	2028	USD	0% to 4.4%	135,099	235,265	6,430	101,029
Eurobonds	2021	2028	USD	0% to 4.4%	30,157	173,048	1,435	-
Eurobonds	2021	2028	USD	Until 9%	54,046	30,126	2,572	30,126
Eurobonds	2021	2028	USD	CDI+1.9%	26,034	9,051	1,239	-
Eurobonds	2021	2028	USD	CDI+6.4%	110,145	26,018	5,242	26,018
Eurobonds	2021	2031	USD	0% a 4.4%	2,217,707	2,217,811	2,217,707	2,217,811
Eurobonds	2022	2022	USD	0% a 4.4%	1,669,950	-	1,669,950	-
Eurobonds	2022	2022	USD	Até 9%	80,566	-	80,566	-
Eurobonds	2022	2022	USD	CDI+1.9%	261,820	-	259,430	-
Eurobonds	2022	2023	USD	0% a 4.4%	695,955	-	695,955	-
Eurobonds	2022	2023	USD	Até 9%	8,718	-	8,718	-
Eurobonds	2022	2023	USD	CDI+1.9%	26,058	-	1,240	-
Eurobonds	2022	2024	USD	0% a 4.4%	977,332	-	977,332	-
Eurobonds	2022	2024	USD	CDI+1.9%	663,120	-	411,218	-
Eurobonds	2022	2025	USD	0% a 4.4%	310,976	-	310,976	-
Eurobonds	2022	2025	USD	CDI+1.9%	252,627	-	12,023	-
Eurobonds	2022	2026	USD	0% a 4.4%	6,031	-	287	-
Eurobonds	2022	2026	USD	CDI+1.9%	250,607	-	11,927	-
Eurobonds	2022	2027	USD	CDI+1.9%	390,766	-	18,598	-
Eurobonds	2022	2029	USD	CDI+1.9%	125,033	-	5,951	-
Eurobonds	2022	2035	USD	CDI+1.9%	1,336,440	-	63,605	-
Total					35,227,020	38,427,171	14,297,099	12,952,068

b) Opening profit and loss accounts

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Time Deposits (1) (2)	(849,831)	3,957,168	(572,204)	4,013,209
Savings Deposits	1,039,477	302,846	1,039,477	302,846
Interbank Deposits	65,335	28,242	91,207	31,695
Money Market Funding	2,569,518	1,114,049	2,448,504	1,085,235
Upgrade and Provisions Interest and Pension Plans and Capitalization	639	-	56,438	43,717
Others (3)	(5,577,196)	10,590,502	(5,472,326)	10,618,694
Total	(2,752,058)	15,992,807	(2,408,904)	16,095,396

(1) In the Bank and Consolidated, includes the recording of interest in the amount of R$ 193,189 (2021 - R$ 232,342), referring to the issuance of a Tier I and II Eligible Debt Instrument (Note 17).

(2) Includes a detailed description2 (foreign exchange in the amount of R$ 365,486 in the Bank and Consolidated (2021) in the exchange value of R$1,426,532 in the Bank and in the Consolidated).

(3) On March 1, 2022 includes foreign exchange income of R$ 3,207,737 in the Bank and Consolidated (2021 – Exchange expense in the amount of R$ 10,952,661).

17.   Other Financial Liabilities

a.     Composition

	Bank
	3/31/2022	12/31/2021
	Total	Total
Foreign Exchange Portfolio	43,684,858	57,558,791
Trading and Intermediation of Values	529,981	2,949,826
Debt Instruments Eligible to Compose Capital	17,874,236	19,641,408
Collected Taxes and Other	3,821,959	196,811
Third-Party Funds in Transit	1,949,305	16,890
Receipts and Payments Pending Settlement	5,069,724	5,425,924
Total	72,930,063	85,789,650

	Consolidated
	3/31/2022	12/31/2021
	Total	Total
Foreign Exchange Portfolio	43,684,858	57,558,791
Trading and Intermediation of Values	1,272,716	4,182,663
Debt Instruments Eligible to Compose Capital	17,874,236	19,641,408
Collected Taxes and Other	3,865,526	248,306
Third-Party Funds in Transit	1,949,305	16,890
Receipts and Payments Pending Settlement	5,069,724	5,425,924
Total	73,716,365	87,073,982

b.     Debt Instruments Eligible to Capital

The details of the balance of the item Debt Instruments Eligible to Capital referring to the issuance of equity instruments to compose Level I and Level II of the PR, are as follows:

					Bank/ Consolidated
					31/03/2022	31/12/2021
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (1)	Total	Total
Notes - Level I (1)		sem prazo
	nov-18	(perpétuo)	$1,250	7.250%	6,092,802	7,050,080
Notes - Level II (1)	nov-18	nov-28	$1,250	6.125%	6,066,338	7,038,527
Financial Bills - Level II (2)	nov-21	nov-31	$5,300	CDI+2%	5,500,100	5,351,046
Financial Bills - Level II (2)	dec-21	dec-31	$200	CDI+2%	214,996	201,755

Total	17,874,236	19,641,408

(1) The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.

(2) Letras Financeiras issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

18.   Other Payables – Other

		Bank		Consolidated
	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Provision Technical for Capitalization Operations	-	-	3,922,711	3,747,397
Payables for Credit Cards	39,027,318	40,390,304	39,285,538	40,674,867
Provision for Tax Risks and Legal Obligations (Note 19.b)	4,492,502	4,312,234	6,960,296	6,748,684
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 19.b)	5,093,848	5,033,675	5,396,324	5,325,716
Provision for Financial Guarantees	303,752	324,728	303,752	324,728
Employee Benefit Plans	2,416,629	2,699,902	2,436,807	2,728,125
Payables for Acquisition of Assets and Rights	22,346	22,307	22,346	22,307
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 19.f)	496	496	496	496
Accrued Liabilities
Personnel Expenses	1,268,185	1,794,489	1,514,981	2,077,434
Administrative Expenses	219,020	254,802	336,186	393,089
Others Payments	54,037	84,847	704,384	223,968
Creditors for Unreleased Funds	948,131	1,485,921	948,131	1,485,921
Provision of Payment Services	581,319	619,570	581,319	619,570
Suppliers	842,869	777,377	1,317,342	1,318,328
Social and Statutory	326,255	1,149,828	347,582	1,468,031
Others (1)	6,628,801	6,568,755	12,851,374	12,778,291
Total	62,225,508	65,519,235	76,929,569	79,936,952

a) Provision for Financial Guarantees Provided

The classification of operations involving guarantees provided for the constitution of provisions is based on the estimate of the risk involved. It results from the process of evaluating the quality of customers and operations, by a statistical model based on quantitative and qualitative information or by a specialized credit analyst, who allows them to be classified according to their probability of default, based on objective internal and market variables (bureaus), previously identified as predictors of the probability of default. After this assessment, operations are classified according to provisioning ratings, based on CMN Resolution No. 2682/1999. Through this analysis, the provision amounts to cover each operation are recorded, considering the type of guarantee provided, as required by CMN Resolution No. 4,512/2016.

				Bank/Consolidated
		03/31/2022		12/31/2021
Type of Financial Guarantee	Balance Guarantees Provided	Provision	Balance Guarantees Provided	Provision
Linked to International Merchandise Trade	3,048,770	23,510	6,244,755	28,506
Linked to Bids, Auctions, Provision of Services or Execution of Works	6,136,788	3,921	6,796,175	4,198
Linked to the Supply of Goods	1,419,448	1,985	1,698,518	2,442
Linked to the Distribution of Securities by Public Offer	325,000	-	-	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature	11,803,523	226,368	11,823,964	243,235
Other Guarantees	2,098,845	1,611	2,748,497	1,897
Other Bank Guarantees	19,191,300	38,506	19,525,773	36,489
Other Financial Guarantees	113,616	7,850	88,388	7,960
Total	44,137,290	303,751	48,926,070	324,727

Changes in Allowances for Financial Guarantees

		Bank/Consolidated
	01/01 to 03/31/2022	01/01 a 31/03/2021
Balance at Beginning	324,728	255,179

Constitution	2,015	77,250
Reversal (1)	(22,992)	(3,628)
Balance at End	303,751	328,801

(1) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

19.   Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and in the Consolidated, on March 31, 2022 and December 31, 2021, no contingent assets were recognized.

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

		Bank		Consolidated
	3/31/2022	12/31/2021	3/31/2022	12/31/2021
Reserve for Tax Contingencies and Legal Obligations (Note 18)	4,492,502	4,312,234	6,960,296	6,748,684
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 18)	5,093,848	5,033,675	5,396,324	5,325,716
Labor	1,920,058	1,941,169	2,065,391	2,084,247
Civil	3,173,790	3,092,507	3,330,933	3,241,469
Total	9,586,350	9,345,909	12,356,620	12,074,400

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to 03/31/2022			01/01 to 03/31/2021
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,312,234	1,941,169	3,092,507	4,249,744	2,656,098	3,265,784
Recognition Net of Reversal (1)	161,919	201,608	124,828	20,081	331,420	128,943
Inflation Adjustment	46,521	27,987	116,908	19,202	20,597	92,480
Write-offs Due to Payment	(28,172)	(250,706)	(160,453)	(89,431)	(474,981)	(643,611)
Balance at End	4,492,502	1,920,058	3,173,790	4,199,596	2,533,135	2,843,596
Escrow Deposits - Other Receivables	1,387,194	695,596	694,924	1,297,291	710,788	684,330
Escrow Deposits - Securities	3,276	3,941	1,376	4,559	3,210	831
Total Escrow Deposits (2)	1,390,470	699,537	696,300	1,301,850	713,998	685,161

						Consolidated
			01/01 to 03/31/2022			01/01 to 03/31/2021
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,748,684	2,084,247	3,241,469	6,707,293	2,900,835	3,441,445
Recognition Net of Reversal (1)	170,080	218,533	167,468	20,721	342,381	157,176
Inflation Adjustment	76,869	28,467	118,063	26,677	22,817	93,527
Write-offs Due to Payment	(35,337)	(265,856)	(196,067)	(100,226)	(540,939)	(685,710)
Balance at End	6,960,296	2,065,391	3,330,933	6,654,465	2,725,094	3,006,438
Escrow Deposits - Other Receivables	2,662,600	739,244	703,388	2,575,020	761,798	696,738
Escrow Deposits - Securities	4,309	3,941	1,376	5,476	3,210	831
Total Escrow Deposits (2)	2,666,909	743,185	704,764	2,580,496	765,008	697,569

(1) Tax risks include the constitution of provisions for taxes related to legal and administrative proceedings and legal obligations, recorded in other operating income and other operating expenses and IR and CSLL.

(2) Refer to escrow deposit amounts, limited to the amount of the provision and do not include escrow deposits related to possible and/or remote contingencies and appeal deposits.

d) Tax and Social Security, Labor and Civil Provisions

Banco Santander and its subsidiaries are parties to legal and administrative proceedings of a tax, social security, labor and civil nature, arising from the normal course of their activities.

Provisions were set up based on the nature, complexity and history of the actions and on the assessment of loss of the companies' shares based on the opinions of internal and external legal advisors. Banco Santander has a policy of fully provisioning the value at risk of actions whose assessment is probable loss. Legal obligations of a tax and social security nature are fully recognized in the financial statements.

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

PIS and COFINS – R$ 1,997,092 in the Bank and R$ 4,139,904 in the Consolidated (12/31/2021 - R$ 1,973,373 in the Bank and R$ 4,090,025 in the Consolidated): Banco Santander and the subsidiaries filed legal measures to avoid the application of the Law No. 9,718/1998, which modified the PIS and COFINS calculation basis so that they were levied on all revenues of legal entities and not only on those arising from the provision of services and sale of goods. Regarding the Banco Santander lawsuit, on April 23, 2015, a decision was published by the Federal Supreme Court (STF) admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Ministry regarding COFINS. Both appealed against this decision, without any success, so that the claim referring to COFINS is defined, prevailing the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The payment of the PIS of Banco Santander, as well as the enforceability of the PIS and COFINS of the other subsidiaries, are still pending final judgment by the STF.

Main legal and administrative proceedings with probable risk of loss

Banco Santander and its subsidiaries are parties to legal and administrative proceedings related to tax and social security disputes, which are classified, based on the opinion of legal advisors, as a probable risk of loss.

Provisional Contribution on Financial Transactions (CPMF) in Customer Operations - R$959,178 (12/31/2021 - R$945,715) in the Bank and Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another auto in Banco Santander (Brasil) S.A. The subject of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which took place during the years 2000, 2001 and 2002. unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. The aforementioned action had the judgment and ruling unfounded, which gave rise to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was set up to cover the loss considered probable in the lawsuit.

National Institute of Social Security (INSS) - R$128,710 in the Bank and R$132,554 in the Consolidated (12/31/2021 - R$53,936 in the Bank and R$53,936 in the Consolidated): Banco Santander and its subsidiaries are administratively and judicially discussing the collection of the social security contribution and education allowance on various funds that, according to the assessment of the legal advisors, do not have a salary nature.

Tax on Services (ISS) - Financial Institutions - R$237,588 in the Bank and R$265,454 in the Consolidated (12/31/2021 - R$256,770 in the Bank and R$283,528 in the Consolidated): Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, of the payment of ISS on several revenues arising from operations that are not usually classified as provision of services. In addition, other lawsuits involving ISS, classified as a possible risk of loss, are described in note 20.h.

f) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by the substituted, and the amounts must be calculated in regular settlement of the sentence.

On September 30, 2021, the case is classified as probable loss and the provision was constituted based on the estimated loss.

g) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized  assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended through an amendment, with the inclusion of actions that only involve the discussion of the Collor I Plan. This extension has a term of 5 years and the ratification of the terms of the amendment took place on 03 of June 2020.

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

h) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$29,999 million in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and the subsidiaries are involved in legal and administrative proceedings arising from questioning by the tax authorities, regarding the collection of social security contribution on payments made as profit sharing. As of March 31, 2022, the amount was approximately R$7,436 million.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, of payment of ISS on various income arising from operations that are not usually classified as provision of services. As of March 31, 2022, the amount was approximately R$4,347 million.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of March 31, 2022, the amount was approximately R$5,397 million.

Amortization of Banco Real's Goodwill - the Brazilian Federal Revenue Service issued a tax assessment notice against the Bank to demand payments of IRPJ and CSLL, including late payment charges, referring to the base period of 2009. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized in the accounting prior to its incorporation, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before CARF. As of March 31, 2022, the amount was approximately R$1,483 million.

Losses on Credit Operations - the Bank and the subsidiaries contested the tax assessments issued by the Federal Revenue Service of Brazil, alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not meeting the requirements of applicable laws. As of March 31, 2022, the amount was approximately R$1,328 million.

Use of CSLL Tax Loss and Negative Basis– Tax assessment notices issued by the Brazilian Federal Revenue Service in 2009 for alleged undue offsetting of tax losses and negative basis of CSLL, as a result of tax assessments issued in previous periods. Judgment at the administrative level is awaited. As of March 31, 2022, the amount was approximately R$1,105 million.

Amortization of Banco Sudameris Goodwill- the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, referring to the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the lawsuits are awaiting judgment at CARF. As of March 31, 2022, the amount was approximately R$667 million.

IRPJ and CSLL - Capital Gain - the Brazilian Internal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the 2005 fiscal year. alleges that the capital gain on the sale of shares of Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. based on the understanding that the tax treatment adopted in the transaction was in compliance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. lawsuit awaits judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former parent of Zurich Santander Brasil Seguros and Pension S.A. As of March 31, 2022, the amount was approximately R$501 million.

Labor claims classified as possible loss totaled R$189 million in the Consolidated, excluding the lawsuit below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI – lawsuit filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the retirement supplement by the IGPDI for Banespa retirees who were admitted until May 22, 1975. The sentence granted the correction, but only in periods in which no other form of readjustment was applied. The Bank and Banesprev appealed this decision and the Appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed, considering that there is no list of representatives duly approved in the case file.

Liabilities related to civil lawsuits with a possible risk of loss totaled R$2,420 million in the Consolidated, with the main proceedings:

Indemnification Action Coming from Banco Bandepe - related to the loan agreement. After the appeal filed by the Bank with the Superior Court of Justice was granted, the party began a new settlement of the judgment.

Indemnity Action Regarding Custody Services - provided by Banco Santander in the initial phase and still without a sentence.i) Other Legal Actions for the Liability of Former Controllers.

i) Other Legal Actions for the Responsibility of Former Controllers

Refers to tax, labor and civil lawsuits, in the amounts of R$0, R$0 and R$496 (12/31/2021 – R$0, R$0 and R$496) in the Bank and Consolidated, respectively, recorded in other liabilities (Note 18) of responsibility of former controlling shareholders of acquired banks and companies. Based on the agreements signed, these lawsuits have guarantees of full reimbursement by the former controlling shareholders, whose respective rights were recorded in other assets (Note 11).

20.   Stockholders’ Equity

a) Capital

According to the Bylaws, Banco Santander's capital stock may be increased up to the limit of the authorized capital, regardless of statutory amendment, upon resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million , nine hundred and nine thousand and ninety) shares, subject to the legal limits established for the number of preferred shares. Any capital increase that exceeds this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with the transfer of the spun-off portion to Getnet, the reduction of the capital stock of Santander Brasil in the total amount of R$ 2,000,000 (two billion reais), without the cancellation of shares, with the capital of the Santander Brasil from R$ 57,000,000 (fifty-seven billion reais) to R$ 55,000,000 (fifty-five billion reais).

The share capital, fully subscribed and paid-in, is divided into registered, book-entry shares, with no par value.

						Thousands of Shares
			03/31/2022			12/31/2021
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	97,662	123,228	220,890	109,718	135,345	245,063
Foreign Residents	3,721,033	3,556,608	7,277,641	3,708,977	3,544,491	7,253,468
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(19,580)	(19,580)	(39,160)	(15,755)	(15,755)	(31,510)
Total Outstanding	3,799,115	3,660,256	7,459,371	3,802,940	3,664,081	7,467,021

b) Dividends and Interest on Capital

By statute, shareholders are guaranteed minimum dividends of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may resolve on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total amount of dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

We present the distribution of dividends and Interest on Equity made on March 31, 2022 and December 31, 2021.

							03/31/2022
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends(1)(2)	1,300,000	165.9531	182.5484	348.5016	165.9531	182.5484	348.5016
Interest on Capital (1)(3)	1,700,000	217.0156	238.7172	455.7329	184.4633	202.9096	387.3730
Total	3,000,000

(1) Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any monetary restatement.

(2) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the year 2021.

(3) They were fully attributed to the mandatory minimum dividends distributed by the Bank for the year 2022.

							12/31/2021
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Gross			Net
		Common	Preferred	Unit	Common	Preferred	Unit
Dividends (1)(5)	3,000,000	382.9809	421.2789	804.2597	382.9809	421.2789	804.2597
Interest on Capital (2)(5)	3,400,000	434.0449	477.4494	911.4944	368.9382	405.8320	774.7702
Dividends (3)(5)	3,000,000	382.9809	421.2789	804.2597	382.9809	421.2789	804.2597
Interest on Capital (4)(5)	249,000	31.7868	34.9655	66.7524	27.0188	29.7207	56.7395
Total	9,649,000

(1) Deliberated by the Board of Directors on April 27, 2021, paid on June 2, 2021, without any monetary restatement.

(2) Resolved by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any monetary restatement.

(3) Resolved by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any monetary restatement.

(4) Deliberated by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any monetary restatement.

(5) They were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2021.

c) Reservations

The net income calculated, after deductions and legal provisions, will have the following destination:

Legal reserve

According to the Brazilian corporate law, 5% for the constitution of the legal reserve, until it reaches 20% of the capital. This reserve is intended to ensure the integrity of the capital stock and can only be used to offset losses or increase capital.

Capital reserves

The Bank's capital reserves are composed of: share premium reserve and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves; redemption, reimbursement or acquisition of our own shares; incorporation to the share capital; or payment of dividends to preferred shares under certain circumstances.

Dividend Equalization Reserve

After the allocation of dividends, the balance, if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to the formation of a reserve for equalization of dividends, which will be limited to 50% of the capital stock. This reserve is intended to guarantee funds for the payment of dividends, including in the form of interest on equity, or its advances, in order to maintain the flow of remuneration to shareholders.

d) Treasury Shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program encompasses the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which corresponded, on December 31, 2020, to approximately 1% of the Bank's capital stock. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase is aimed at (1) maximizing the generation of value for shareholders through efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

		Bank/Consolidated
		Shares in Thousands
	03/31/2022	12/31/2021
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	15,755	18,829
Shares Acquisitions	8,393	91
Payment - Share-Based Compensation	(4,568)	(3,165)
Treasury Shares at Beginning of the Period	19,580	15,755
Subtotal - Treasury Shares in Thousands of Reais	860,004	711,268
Issuance Cost in Thousands of Reais	1,771	1,771
Balance of Treasury Shares in Thousands of Reais	861,775	713,039

Cost/Share Price	Units	Units
Minimum Cost (*)	7.55	7.55
Weighted Average Cost (*)	34.11	33.86
Maximum Cost (*)	49.55	49.55
Share Price	36.88	29.98

(*) Considering since the beginning of operations on the stock exchange.

e) Minority Interest

	Stockholders’ Equity		Non Controlling Interest
	03/31/2022	12/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Banco RCI Brasil S.A.	931,437	916,393	18,989	16,486
Banco Hyundai Capital Brasil S.A.	193,534	177,880	15,776	5,222
Banco PSA	131,183	129,975	1,208	3,678
Rojo Entretenimento S.A.	6,972	6,939	33	(84)

GIRA	6,245	3,109	1,521	(44)
TORO Corretora	58,096	22,948	(1,035)	-
Toro Investimento	4,249	-	222	-
Solution	2,487	-	(187)	-
Total	1,334,203	1,257,244	36,527	25,258

21.   Related Parties

a) Remuneration of Key Management Personnel

The Bank's Board of Directors' Meeting held on March 25, 2022 approved, in accordance with the favorable recommendation of the Remuneration Committee, the proposal for the maximum global remuneration for Managers (Board of Directors and Executive Board) for the year 2022, in the amount of up to R$504,550 (Five hundred and four thousand, five hundred and fifty thousand reais), covering fixed, variable and share-based compensation and other benefits. The proposal was subject to deliberation at the Annual General Meeting (AGO) held on April 29, 2022.

a.1) Long Term Benefits

The Bank, like Banco Santander Spain, as well as other subsidiaries around the world of Grupo Santander, has long-term remuneration programs linked to the performance of the market price of its shares, based on the achievement of targets.

a.2) Short Term Benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as an expense in the periods ended March 31, 2022 and 2021, by Banco Santander and its subsidiaries to its Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate.

The amounts related to the Variable and Share-Based Compensation will be paid in subsequent periods.

	01/01 to 03/31/2022	01/01 to 03/31/2021
Fixed Compensation	26,832	22,498
Variable Compensation - in cash	65,760	44,062
Variable Compensation - in shares	55,762	45,338
Others	11,616	12,460
Total Short-Term Benefits	159,970	124,359
Variable Compensation - in cash	73,041	62,310
Variable Compensation - in shares	74,546	64,488
Total Long-Term Benefits	147,587	126,799
Total	307,557	251,158

Additionally, in 2022, charges were paid on Management compensation in the amount of R$7,674 (2021 - R$7,932).

b) Termination of the Agreement

The termination of the employment relationship with the Administrators, in the event of non-compliance with obligations or by the contractor's own will, does not entitle the holder to any financial compensation and the benefits acquired will be discontinued.

c) Credit Operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with current legislation regarding articles 6 and 7 of CMN Resolution No. 4,693/18, article 34 of the "Law of Corporations" and the Policy for Transactions with Parties Santander Related, published on the Investor Relations website, being considered as related parties:

(1) its controllers, natural or legal persons, pursuant to art. 116 of the Corporations Law;

(2) its officers and members of statutory or contractual bodies;

(3) in relation to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, consanguineous or related, up to the second degree;

(4) natural persons with a qualified equity interest in its capital;

(5) legal entities with a qualified equity interest in its capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified shareholding;

(7) legal entities in which a Santander Financial Institution has effective operational control or preponderance in resolutions, regardless of ownership interest; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
						03/31/2022
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	5,639	0.2%	5,744	0.2%	11,383	0.2%
Others	353,306	9.3%	381,005	10.4%	734,312	9.8%
Total Outstanding	3,799,115	99.5%	3,660,256	99.5%	7,459,371	99.5%
Treasury Shares	19,580	0.5%	19,580	0.5%	39,160	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	353,306	9.3%	381,006	10.4%	734,312	9.8%

						Shares in Thousands
						12/31/2021
Stockholders	Common Shares	Common Shares (%)	Preferred Shares	Preferred Shares (%)	Total Shares	Total Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
GES (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,376	9.9%
Total Outstanding	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.6%
Treasury Shares	15,755	0.4%	15,755	0.4%	31,510	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

(1)  Companies of the Santander Spain Group.

(2)  Composed of Officials and Others.

(*)    None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

e) Related Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions defined in the policy are carried out with the interests of Banco Santander and its shareholders in mind. The policy defines powers for approval of certain transactions by the Board of Directors. The rules provided for are also applied to all employees and managers of Banco Santander and its subsidiaries.

Transactions and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection risks or present other disadvantages.

				Bank				Consolidated
	Assets	Income	Assets	Income	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
	3/31/2022	01/01 to 3/31/2022	12/31/2021	01/01 to 3/31/2021	3/31/2022	01/01 to 3/31/2022	12/31/2021	01/01 to 3/31/2021
Cash	1,169,631	-	10,211,868	-	1,156,528	-	10,211,868	-
Banco Santander Espanha (1)	1,072,084	-	1,479,611	-	1,072,084	-	1,479,611	-
Santander Bank, National Association	-	-	8,538,165	-	-	-	8,538,165	-
Others	97,547	-	194,092	-	84,444	-	194,092	-
Interbank Investments	91,215,475	1,668,279	85,460,227	785,057	10,896,940	543	-	704
Aymoré CFI (2)	53,567,735	998,684	54,209,834	592,288	-	-	-	-
Banco Santander Espanha (1)	10,896,940	543	-	704	10,896,940	543	-	704
Banco PSA	919,702	10,549	1,070,932	12,931	-	-	-	-
Banco RCI Brasil S.A. (2)	2,609,139	63,064	2,761,443	36,515	-	-	-	-
Santander Leasing (2)	305,786	7,238	298,548	111,109	-	-	-	-
Bandepe (2)	18,739,647	508,519	23,372,820	31,510	-	-	-	-
Others	4,176,526	79,682	3,746,650	17,315	-	-	-	-
Securities	1,237,480	35,536	1,277,596	1,509	901,928	27,627	955,737	15,806
Santander Leasing (2)	334,111	7,909	320,303	15,806	-	-	-	-
Apolo Fundo de Investimento em Direitos Creditórios	901,928	27,627	955,737	-	901,928	27,627	955,737	15,806
Verbena FCVS - Fundo de Investimento em Direitos Creditórios	1,441	-	1,556	48,050,372	-	-	-	15,806
Derivatives Financial Instruments - Net	9,703,453	8,460,340	(3,435,295)	48,050,372	2,791,282	4,720,924	(2,777,638)	48,009,711
Fundo de Investimento Santillana (3)	121,278	108,583	107,223	(34,935)	121,278	108,583	107,223	(34,935)
Banco Santander Espanha (1)	2,670,004	4,612,336	(511,355)	48,044,547	2,670,004	4,612,336	(2,884,861)	48,044,547
Santander FI Amazonas (2)	338,271	111,987	258,895	147,941	-	-	-	-
Santander FI Hedge Strategies (2) (Nota 2)	699,163	2,525,779	863,582	471,157	-	-	-	-
Santander Hermes Multi Créd Priv Infra Fundo de Investimentos	74,919	14,679	55,266	(14,587)	-	-	-	-
Santander FI Diamantina (2)	5,799,818	1,086,942	(4,184,728)	(563,751)	-	-	-	-
Key Management Personnel	-	5	-	-	-	5	-	99
Others	-	-	-	-	-	-	-	-
Interfinancial Relations	19,840,448	97	18,859,193	1,589	19,819,069	-	18,857,386	969
Getnet S.A. (5)	19,819,069	-	18,857,386	969	19,819,069	-	18,857,386	969
Santander Leasing (2)	21,379	97	1,807	620	-	-	-	-
Loan Operations	1,768,296	584	3,250,610	434	1,765,611	584	3,548,366	434
Getnet S.A.	1,663,374	-	3,450,923	-	1,663,374	-	3,450,923	-
Gestora de Inteligência de Crédito	69,527	-	67,511	-	69,527	-	67,511	-
Loop Gestão de Pátios S.A.	9,499	-	9,861	-	9,499	-	9,861	-
Gestão Integrada de Recebíveis do Agronegócio S.A.	-	-	(276,749)	-	-	-	-	-
Key Management Personnel	22,800	584	-	434	23,173	584	20,033	434
Dividends and Bonuses Receivables	293,497	-	293,413	-	29,862	-	21,811	-
Aymoré CFI (2)	249,285	-	249,285	-	-	-	-	-
Santander CCVM (2)	4,846	-	4,846	-	-	-	-	-
Santander Brasil Tecnologia S.A. (2)	-	-	3,772	-	-	-	-	-
Santander Leasing (2)	21,235	-	21,235	-	-	-	-	-
Santander Corretora de Seguros (2)	9,964	-	9,964	-	-	-	-	-
Webmotors S.A	-	-	-	-	21,763	-	21,763	-
F1rst Tecnologia e Inovação Ltda.	3,772	-	-	-	-	-	-	-
TecBan	-	-	-	-	8,051	-	-	-
Others	4,395	-	4,311	-	48	-	48	-
Trading Account	376,001	391	531,612	426	376,001	391	531,612	426
Banco Santander Espanha (1)	376,001	391	531,612	426	376,001	391	531,612	426
Foreign Exchange Portfolio - Net	382,090	(280,959)	(159,043)	(116,205)	382,090	(280,959)	(159,043)	(116,205)
Banco Santander Espanha (1)	382,090	(281,106)	(159,043)	(116,260)	382,090	(281,106)	(159,043)	(116,260)
Key Management Personnel	-	147	-	55	-	147	-	55
Income Receivable	1,022,933	383,312	-	461,003	944,599	664,954	-	727,118
Zurich Santander Brasil Seguros e Previdência S.A. (6)	938,165	383,311	-	400,556	944,599	664,953	-	666,671
Zurich Santander Brasil Seguros S.A. (6)	84,768	-	-	60,447	-	-	-	60,447
Receivables from Affiliates	27,959	222,003	27,068	142,701	5,699	61,729	5,894	4,389
Santander Capitalização S.A. (2)	-	18	-	-	-	-	-	-
Aymoré CFI (2)	-	110,611	-	85,823	-	-	-	-
Santander FI Diamantina (2)	-	3,403	-	9,595	-	-	-	-
Santander Brasil Gestão de Recursos Ltda. (3)	169	1,012	169	1,058	169	1,012	169	1,058
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	227	-	-	-	708	191	-
Santander Brasil Tecnologia S.A. (3)	-	-	-	244	-	-	-	-
Santander CCVM (2)	-	19,845	-	17,348	-	-	-	-
Gesban Servicios Administrativos Globales, S.L	-	-	-	-	23	-	23	-
Santander Brasil Consórcio	1,390	8,828	872	9,066	-	-	-	-
Santander Corretora de Seguros (2)	-	10,876	-	8,400	-	-	-	-
Esfera Fidelidade S.A.	2,753	1,057	2,109	770	-	-	-	-
Banco Santander Espanha (1)	4,516	-	4,516	-	4,516	-	4,516	-
Santander FI Hedge Strategies (2)	15,182	1,954	15,474	1,710	-	-	-	-
Getnet S.A. (5)	316	30,383	320	2,002	651	56,313	655	2,002
Santander Caceis Brasil DTVM S.A.(3)	-	3,403	-	974	-	-	-	974
Others	-	1,014	-	-	-	1,014	-	-
Other Assets - Others	430,900	27,646	2,973,160	29,690	423,181	30,040	2,886,739	119,452
Banco Santander Espanha (1)	254,810	-	1,923,587	-	254,874	-	1,923,657	-
Santander Capitalização S.A. (2)	6,212	18,698	5,264	17,326	-	-	-	-
Banco Santander International (3)	-	9,116	-	11,496	-	9,116	-	11,496
Santander Caceis Brasil DTVM S.A.(3)	-	394	-	375	-	394	-	375
Santander Brasil Gestão de Recursos Ltda. (3)	-	-	-	-	-	-	-	-
Santander Global Thechnology, S.L., SOCI	168,045	-	-	-	168,045	-	-	-
Key Management Personnel	8	109	1	71	8	109	1	71
Others	1,825	(671)	1,044,308	422	254	20,421	963,081	107,510
Deposits	(25,537,121)	(317,179)	(28,958,024)	45,321	(2,968,243)	(23,740)	(1,535,726)	(3,594)
Bandepe	(23)	-	561	-	-	-	-	-
Santander Leasing (2)	(179,882)	(3,574)	(58,271)	(293)	-	-	-	-
Banco Santander Espanha (1)	(1,843,834)	-	(10,995)	-	(1,834,666)	-	(10,995)	-
Aymoré CFI (2)	(998,527)	(20,347)	(1,376,716)	(2,601)	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	(63,864)	-	-	-	(63,864)	-
Zurich Santander Brasil Seguros S.A. (6)	(2,759)	-	(9,379)	-	-	-	-	-
Santander Brasil Gestão de Recursos Ltda. (3)	(50,030)	(1,154)	(44,141)	(2)	(50,030)	(1,154)	(44,141)	(2)
Fundo de Investimento Santillana (3)	(3)	-	(15)	-	(3)	-	(15)	-
Santander Brasil Tecnologia S.A. (2)	-	-	(86)	-	-	-	-	-
Banco RCI Brasil S.A. (2)	(123,492)	(3,559)	(31,934)	(1,343)	-	-	-	-
Santander Caceis Brasil DTVM S.A.(3)	(646,500)	(16,027)	(722,783)	(3,012)	(646,500)	(16,027)	(722,783)	(3,012)
Getnet S.A.	(57,327)	-	(372,151)	-	(57,327)	-	(372,151)	-
Santander FI Diamantina (2)	(21,064,744)	(264,967)	(25,670,214)	54,299	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(7,713)	-	(21,725)	-	(7,713)	-	(21,725)	-
Banco Santander (Suisse), S.A.	-	-	-	-	-	-	-	-
Key Management Personnel	(36,393)	(742)	(28,409)	(181)	(36,393)	(742)	(28,672)	(181)
Others	(516,835)	(6,767)	(540,962)	(1,546)	(335,611)	(5,817)	(271,380)	(399)
Repurchase Commitments	(6,309,391)	(178,793)	(7,262,118)	(47,756)	(1,487,270)	(58,209)	(1,003,908)	(8,934)
Santander FI Amazonas (3)	(482,465)	(9,520)	(313,848)	(2,852)	-	-	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	(205,419)	(3,316)	241,716	-	(205,419)	(3,316)	241,716	-
Santander Leasing (2)	-	-	-	(875)	-	-	-	-
Santander CCVM (2)	(274,606)	(6,794)	(277,092)	(925)	-	-	-	-
Santander FI SBAC (2)	(1,215,339)	(41,632)	(2,128,150)	(14,267)	-	-	-	-
Santander FI Guarujá (2)	(473,820)	(11,151)	(456,680)	(1,805)	-	-	-	-
Santander FI Diamantina (2)	(1,101,377)	-	(765,265)	(13,366)	-	-	-	-
Santander FI Unix (2)	(57,769)	(1,153)	(26,745)	21	-	-	-	-
Fundo de Investimento Santillana (3)	(1,282,550)	(54,780)	(2,277,832)	(8,915)	(1,282,550)	(54,780)	(1,241,109)	(8,915)
Pessoal Chave da Administração	699	(9)	-	(1)	699	(9)	-	(1)
Others	(1,216,745)	(50,438)	(1,258,222)	(4,771)	-	(104)	(4,515)	(18)
Funds from Acceptance and Issuance of Securities	172,694	(3,206)	128,214	(1,097)	172,694	(3,206)	128,593	(1,097)
Key Management Personnel	172,694	(3,206)	128,214	(1,097)	172,694	(3,206)	128,593	(1,097)
Loan and Onlendings	(41,315,236)	(16,616)	4,870,966	(14,536)	(10,908,972)	(16,693)	(18,247,450)	(14,536)
Banco Santander Espanha (1)	(10,908,972)	(16,616)	(11,167,495)	(14,536)	(10,908,972)	(16,693)	(11,167,495)	(14,536)
Banco Santander México (4)	-	-	-	-	-	-	-	-
Santander FI Hedge Strategies (2)	(3,053,249)	-	(2,356,687)	-	-	-	-	-
Santander fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no exterior	(20,929,921)	-	(2,356,687)	-	-	-	-	-
Getnet S.A.	(6,423,094)	-	(2,356,687)	-	-	-	-	-
Dividends and Bonuses in Paying	-	-	(564,528)	-	-	-	(564,786)	-
Banco Santander Espanha (1)	-	-	(73)	-	-	-	(73)	-
Sterrebeeck B.V. (2)	-	-	(100,418)	-	-	-	(100,418)	-
GES (1) (3)	-	-	(464,295)	-	-	-	(464,295)	-
Key Management Personnel	-	-	258	-	-	-	-	-
Payables from Affiliates	(1,788,472)	(618,339)	(370,541)	(439,603)	(120,579)	(355,824)	(272,941)	(214,504)
Santander Brasil Tecnologia S.A. (2)	-	-	-	(123,564)	-	-	-	-
Banco Santander Espanha (1)	(50,606)	(50,880)	(241,640)	(56,215)	(50,627)	(50,880)	(241,661)	(56,215)
Santander Corretora de Seguros (2)	(20,202)	(55,772)	(17,976)	(40,145)	-	-	-	-
Getnet S.A.	(13,278)	(174,715)	(4,627)	(4,936)	(13,996)	(177,548)	(5,183)	(4,936)
Santander Caceis Brasil DTVM S.A.(3)	(9,497)	(13,896)	(12,286)	(15,318)	(9,497)	(13,896)	(12,286)	(15,318)
Santander Leasing (2)	(79,374)	-	(79,374)	-	-	-	-	-
F1rst Tecnologia e Inovação Ltda.	-	(88,850)	-	(31,533)	-	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	-	-	(249)	-	-
Santander Global Technology, S.L., SOCI	(45,793)	(107,367)	(13,136)	(117,245)	(45,793)	(107,367)	(13,136)	(117,245)
Santander Fundo de Investimentos SBAC Referenciado	(1,568,258)	(67,291)	-	-	-	-	-	(3,577)
Others	(1,464)	(59,568)	(1,502)	(50,647)	(666)	(5,884)	(675)	(17,213)
Subordinated Debts	(12,159,140)	1,829,449	(14,088,607)	(1,606,853)	(12,159,140)	1,829,449	(14,088,607)	(1,606,853)
Banco Santander Espanha (1) (4)	(12,159,140)	1,829,449	(14,088,607)	(1,606,853)	(12,159,140)	1,829,449	(14,088,607)	(1,606,853)
Donations	-	-	-	(4,200)	-	(5,191)	-	(4,610)
Fundação Sudameris	-	-	-	(4,200)	-	(4,080)	-	(4,200)
Fundação Santander	-	-	-	-	-	(311)	-	(410)
other liability- Others	(625,831)	(498,766)	(759,920)	(465,762)	(669,835)	(488,461)	(811,756)	(427,232)
Aquanima Brasil Ltda. (3)	-	(7,441)	-	(7,692)	-	(7,491)	-	(7,692)
Santander Caceis Brasil DTVM S.A.(3)	-	(7,105)	-	(874)	-	(7,105)	-	(874)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	-	-	-	-	(30,788)	(8,447)	(28,801)	-
Getnet S.A.	(107,016)	(155,684)	(118,680)	(162,039)	(108,989)	(155,684)	(118,691)	(162,039)
F1rst Tecnologia e Inovação Ltda.	-	(47,488)	-	(52,235)	-	-	-	-
Key Management Personnel	(517,234)	(278,917)	(639,507)	(239,005)	(530,058)	(308,082)	(664,264)	(253,768)
Others	(1,581)	(2,131)	(1,733)	(3,917)	-	(1,652)	-	(2,859)
Guarantees and Limits (10)	11,826	8	16,448	19	11,826	8	16,448	19
Key Management Personnel (9)	11,826	8	16,448	19	11,826	8	16,448	19

(1) Controlling - Banco Santander is indirectly controlled by Banco Santander Spain (Notes 1 and 30.d), through its subsidiaries GES and Sterrebeeck B.V.

(2) Direct or indirect subsidiary of Banco Santander.

(3) Direct or indirect subsidiary of Banco Santander Spain.

(4) Refers to the portion acquired by the Controller from the PR Optimization Plan carried out in the first half of 2018.

(5) Corresponds to amounts receivable related to Acquisition.

(6) Significant Influence of Banco Santander Spain.

(7) Refers to the registration in clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

22.   Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Asset Management	154.881	189,918	321.821	331,594
Checking Account Services	955.635	959,372	958.084	959,979
Lending Operations and Income from Guarantees Provided	265.889	287,609	334.011	378,457
Lending Operations	124.198	115,615	192.320	206,463
Income Guarantees Provided	141.691	171,994	141.691	171,994
Insurance Fees	421.295	479,162	743.807	742,953
Cards (Debit and Credit) and Acquiring Services	1.293.930	1,031,396	1.328.685	1,489,410
Collection	353.473	374,350	361.730	372,320
Brokerage, Custody and Placement of Securities	287.610	296,600	372.239	368,566
Others	69.058	90,153	196.845	208,697
Total	3,801,771	3,708,560	4,617,222	4,851,976

23.   Personnel Expenses

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Compensation	920,463	846,795	1,251,085	998,914
Charges	271,225	348,301	338,802	409,353
Benefits	295,852	293,713	396,089	343,489
Training	12,376	9,427	14,192	10,688
Others	324	140	17,183	15,084
Total	1,500,240	1,498,376	2,017,351	1,777,528

24.   Other Administrative Expenses

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Depreciation and Amortization	683,788	1,620,587	712,855	1,728,502
Outsourced and Specialized Services	573,699	542,592	559,642	632,702
Communications	93,841	78,435	101,208	81,819
Data Processing	747,709	733,909	688,933	670,790
Advertising, Promotions and Publicity	83,050	88,156	120,845	114,373
Rentals	220,018	198,742	223,303	200,603
Transportation and Travel	26,387	18,625	37,255	23,505
Financial System Services	85,275	89,132	103,628	107,025
Security and Money Transport	138,437	141,348	139,120	141,969
Asset Maintenance and Upkeep	73,213	71,032	83,417	76,944
Water, Electricity and Gas	60,366	47,803	62,684	49,020
Materials	38,599	13,910	43,294	17,176
Others	248,426	173,291	224,232	203,692
Total	3,072,808	3,817,562	3,100,416	4,048,120

25.   Other Operating Income

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Net Income Pension and Capitalization	-	-	151,214	133,309
Monetary Adjustment of Escrow Deposits	119,624	28,355	148,361	33,408
Recoverable Taxes	100,991	4,574	112,321	8,291
Recovery of Charges and Expenses	489,764	177,116	442,486	79,783
Others	581,890	550,722	1,326,749	999,661
Total	1,292,269	760,766	2,181,131	1,254,452

26.   Other Operating Expenses

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Operating Provisions
Fiscal (Note 19.c)	161,919	20,081	170,080	20,721
Labor (Note 19.c)	201,608	331,420	218,533	342,381
Civil (Note 19.c)	124,828	128,943	167,468	157,176
Credit Cards	853,463	956,773	809,529	864,165
Actuarial Losses - Pension Plan	89,954	55,957	90,169	55,614
Legal Fees and Costs	40,816	51,891	41,708	51,519
Serasa and SPC (Credit Reporting Agency)	30,933	27,765	31,596	29,908
Brokerage Fees	21,494	19,380	21,494	18,578
Commissions	240,473	267,823	501,019	570,484
Others (1)	1,275,667	742,081	2,129,218	1,463,873
Total	3,041,155	2,602,114	4,180,814	3,574,419

(1) In the periods ended March 31, 2022 and 2021, mainly includes monetary restatement on provisions for legal and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

27.   Non-Operating Income

		Bank		Consolidated
	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021

Result on sale of Investments	-	-	6	(5)
Result on Sale of Other Assets	25,197	17,990	11,264	14,775
Reversal (Recognition) of Allowance for Losses on Other Assets (1)	(2,479)	(18,445)	8,388	(13,295)
Expense on Assets Not in Use	(8,373)	(9,668)	(8,463)	(9,818)
Gains (Losses) of Capital	344,377	(1,179)	340,757	(1,245)
Other Income (Expenses)	18,062	36,333	19,551	38,773
Total	376,784	25,031	371,503	29,185

28.   Employee Benefit Plans - Post-Employment Benefits

Share-Based Compensation

Banco Santander has long-term compensation programs linked to the performance of the market price of its shares. Members of Banco Santander's Executive Board are eligible for these plans, in addition to the participants who have been determined by the Board of Directors, whose choice will take into account the seniority of the group. The members of the Board of Directors only participate in said plans when they hold positions on the Executive Board.

Program	Settlement Type	Períod de Vesting	Exercise/Settlement PE riod	01/01 a 3/31/2022		01/01 a 3/31/2021
Local	Santander Shares (Brazil)	01/2019 a 12/2021	2022 e 2023	40,403	(*)	R$ 4,916,667(***)
		01/2020 a 12/2022	2023	$3,668,000	(*)	$-
		01/2020 a 12/2022	2023 e 2024	$1,656,667	(*)	$9,440,000
		01/2021 a 06/2024	2024	$13,520,000	(*)	$-
		01/2021 a 12/2023	2023	$1,834,000	(*)	$-
		07/2019 a 06/2022	2022	100,766	SANB11	109.677
		09/2020 a 09/2022	2022	291,302	SANB11	450,738
		01/2020 a 09/2023	2023	174,941	SANB11	281,031
		01/2021 a 12/2022	2023	177,252	SANB11	-
		01/2021 a 12/2023	2024	348,615	SANB11	-
		01/2021 a 01/2024	2024	18,797	SANB11	-
Global	Santander Spain Shares and Options	01/2020 a 12/2022	2023	309,576	SAN (**)	318,478
		01/2020 a 12/2022 2023, with a limit for exercising the options until 2030		1,618,445	Opções s/ SAN (**)	1,664,983
		01/2021 a 12/2023	02/2024	135,632	SAN (**)	-
		01/2021 a 12/2023 02/2024, with a limit for exercising the options until 02/2029		404,630	Opções s/ SAN (**)	-
Balance of Plans on March 31, 2022				R$20,678,667	(*)	R$14,356,667
				1,152,076	SANB11	841,446
				445,208	SAN	318,478
				2,023,075	Opções s/ SAN	1,664,983

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

(***) Plan finalized on 12/31/2021, with performance indicators attained by 83.11%. On 03/31/2022, 40,403 gross shares were delivered, corresponding to the 2022 installment, leaving 40,403 shares for payment in March/2023.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

Global ILP Plans

We currently have 2 global plans launched in 2019 and 2020. Eligible executives had an incentive target set in reais. The payment in accordance with the fulfillment of the performance indicators will be calculated in shares and options of Grupo Santander (SAN), after a deferral period of three years, with equivalent settlement in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows the simultaneous calibration of all listed European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including weighted average share price, exercise price, expected volatility, option life, expected dividends and risk-free interest rate

•              The weighted average share price (and exercise price) is €3,104 based on the 15-day weighted average between 01/07/2022 and 27/01/2022

•              The expected volatility used was 33.80

•              Options expire on 01/02/2030

•              Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)

•              The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Long-Term Incentive Plans (ILP)

Long-term incentive plans may be granted according to the strategy of new companies in the group or specific businesses.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global normative resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the plan's payment.

At the end of the vesting period, payment either for the resulting shares in the case of local plans, or for the amount equivalent to the shares/options of the global plans are made with a 1-year restriction, this payment is still subject to the application of the Malus/Clawback clauses , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Impact on Result

The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Consolidated
		01/01 to 03/31/2022	01/01 to 03/31/2021
Program	Settlement Type
Local	Santander Actions (Brazil)	6,721	4,846
Global	Santander Spain shares and stock options	799	952

a)     Share-Referenced Variable Compensation

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

			Bank		Consolidated
Program	Participant	Liquidity Type	01/01 to 03/31/2022	01/01 to 03/31/2021	01/01 to 03/31/2022	01/01 to 03/31/2021
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	3,061	14,384	3,719	14,212
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	7,195	2,706	8,337	2,789

29.   Risk Management, Capital and Sensitivity Analysis

a) Risk Management Structure

Banco Santander in Brazil follows the model based on a prudent risk management. It has specialized management structure for each risks listed below, as well as an area that carries out the Integrated Risk Management of the Group, disseminates Risk Pro Culture, manages risk self-assessment and controls Risk Appetite (RAS) - which is approved by the Board of Directors -, attending the requirements of the local regulator and the international good practices, aiming to protect capital and ensure business profitability.

The fundamental principles that rule the risk governance model are:

•     All employees are responsible for the management of risk;

•     Senior Management Engagement;

•     Independence of risk control and management functions;

•     Comprehensive approach to management and control of risks;

•     Risk management and control must be based on timely, accurate and sufficiently granular management information.

A. Credit Risk

The credit risk management is based in monitoring of credit portfolio and new credit operation indicators. Considering the economic scenario, profitability and defaults projections are estimated under control of appetite for risk. These projections are the basis for a redefinition of credit policies, which affect both the credit evaluation for a specific customer as  customers with similar profile.

Another relevant aspect is the preventive management of credit, which is fundamental in maintaining the quality of Banco Santander's portfolio. The monitoring of the customer portfolio is a daily routine of the entire commercial area, with the support of the central areas.

To measure the quality of a client’s or facility’s credit, the Bank uses its own models score/rating, made by Metodology and independent Validation areas.

On credit restructuring and recovery the Bank uses specific collection teams, which may be:

• Internal teams specializing in with direct action against defaulting clients with delays exceeding 60 days and more significant amounts; and

• External partners specializing in collecting, notifying and filing high-risk clients.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy (only credit rights), but the Santander may maintain relationships and transactional means with assigned clients.

Besides, the bank constitutes provision in accordance with the current legislation of Bacen and National Monetary System (Note 8.e).

B. Market Risk Management

The management of the market risk consists on developing, measuring and monitoring the use of limits previously approved in internal committees, relevant to the value at risk of the portfolios, the sensitivities arising from variation in market data (interest rates, indices, prices, exchange rates, etc.), liquidity gaps, among others, which might affect the positions of Banco Santander's portfolios in the various markets where it operates.

C. Operational Risk and Internal Controls

Santander's operational risk management model is based on best practices and its premise is to evaluate, monitor, control, implement improvements to reduce exposure to risks and losses, in line with the risk appetite approved by the Board of Directors and adopting the definition of the Basel Committee and Central Bank of Brazil for operational risks. Our governance model is based on the three lines of defense and has people, structures, policies, methodologies and tools to support the adequate management of operational risk.

The Internal Controls Model is based on the methodology developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), covering the strategic, operational, financial disclosure and compliance components and allows compliance with the requirements of regulators BACEN, CVM, B3, SUSEP and SarbanesOxley - SOX (Security Exchange Commission).

D. Bank´s business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

E. Compliance and Reputacional Risk Management

Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, advisory, risk assessment and corporate communication of standards and regulations to be applied to each businesses area of the Banco Santander.

F. Unit for the Anti Money Laundering (AML) and Coutering of Financing of Terrorism (CFT)

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the Bank's Know Your Customer guidelines, establishing policies, procedures, monitoring and culture related to the subject. Moreover analyzing the AML/CFT risks in the products and services monitoring the product´s risk and transactions carried out.

G. Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and segment Empresas 3 retail clients, that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. In other to mitigate operational, capital, credit and reputational risk. Since 2009 Santander is Equator Principles signatory, which standards are applied in order to mitigate social and environmental risks when financing big projects.

The commitments assumed in the PRSA are detailed in others Bank policies, such as, the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social-Environmental Risk Policies, besides that the Private Social Investment Policy, which aims to guide the strategy of this topic and present guidelines for social programs that strengthen this strategy.

H. Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management in order to:

• Clearly define the functions of each team involved in the capital management;

• Ensure that the capital metric limits established in management, risk appetite and the Risk Profile Assessment (RPA) are fulfilled;

• Ensure that the actions related to the institution's strategy consider the impacts generated in the capital allocation;

• Ensure that the Management actively participates in the management and is regularly informed about the behavior of the capital metrics.

At Banco Santander, there is an Executive Vice-President responsible for capital management appointed by the Board of Directors; in addition, there are institutional capital policies, which act as guidelines for capital management, control and reporting (thus fulfilling all the requirements defined in CMN Resolution No. 4,557 / 2017).

For further information, see the "Risk and Capital Management Structure - Resolution nº. 4,557 / BACEN" in "Corporate Governance" and "Risk Management" at https://www.ri.santander.com.br/

b) Operational Limits

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until March 2021 the PR requirement was at 10.25%, including 8.00% Minimum Reference Equity plus 1.25% Additional Conservation of Capital and 1.00% of Systemic Additional. PR Level I was 8.25% and Minimum Core Capital 6.75%.

Throughout 2021, the Capital Conservation Supplement goes through two increases, reaching 1.625% in April and 2.00% in October. Thus, in September the PR requirement is 10.625%, and at the end of 2021 it will be 11.00%. For September, 8.00% of the Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% of Systemic Additional is considered, with the requirement of PR Level I of 8.625% and Minimum Principal Capital of 7.125%. By the end of 2021, the PR requirement reaches 11.0%, considering an 8.00% Minimum Reference Equity plus 2.00% Capital Conservation Additional and 1.00% Systemic Additional, with a requirement of PR Tier I and Minimum Principal Capital at the end of 2021 of 9.00% and 7.50%, respectively.

Continuing with the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect. The index is calculated on a consolidated basis based on information from the Prudential Consolidated, as shown below:

R$ Millions	03/31/2022	12/31/2021
Tier I Regulatory Capital	76,875.5	76,969.9
Principal Capital	70,782.7	69,919.9
Supplementary Capital (Note 17)	6,092.8	7,050.1
Tier II Regulatory Capital (Note 17)	11,781.4	12,591.3
Regulatory Capital (Tier I and II)	88,656.9	89,561.3
Credit Risk (1)	525,390.9	527,119.3
Market Risk (2)	17,729.7	15,122.2
Operational Risk	59,663.3	58,499.8
Total RWA (3)	602,783.9	600,741.3
Basel I Ratio	12.75	12.81
Basel Principal Capital	11.74	11.64
Basel Regulatory Capital	14.71	14.91

(1) Exposures to credit risk subject to the calculation of capital requirement under the standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3644, of March 4, 2013 and its subsequent supplements through the wording of Bacen Circular 3,174 of August 20, 2014 and Bacen Circular 3770 of October 29, 2015.

(2) Includes the installments for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), of commodity prices (RWAcom ), of the price of shares classified in the trading portfolio (RWAacs) and installments for exposure to gold, foreign currency and operations subject to exchange variation (RWAcam).

(3) Risk Weighted Assets or risk weighted assets.

Banco Santander publishes the Risk Management Report with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more details on the assumptions, structure and methodologies can be found at the electronic address www.santander.com.br/ri.

Financial institutions are required to maintain the investment of funds in permanent assets in accordance with the adjusted Reference Equity level. The funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the value of the Reference Equity adjusted in accordance with the regulations in force. Banco Santander complies with the established requirements.

c) Financial Instruments - Sensitivity Analysis

Risk management is focused on portfolios and risk factors, in accordance with Bacen regulations and good international practices.

The financial instruments are segregated in the trading and banking portfolios, as performed in the management of market risk exposure, in accordance with the best market practices and with the operations classification and capital management criteria of the Bacen's Standardized Basel Method. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held with the intention of trading. The banking portfolio consists of structural operations arising from the various business lines of Banco Santander and their possible hedges. Therefore, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of financial instruments in accordance with CVM Instruction No. 475/2008, considering market information and scenarios that would negatively affect the Bank's positions.

The summary tables presented below summarize sensitivity values generated by Banco Santander's corporate systems, referring to the trading portfolio and the banking portfolio, for each of the portfolio scenarios on March 31, 2022.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(4,212)	(92,599)	(185,198)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(469)	(6,078)	(12,155)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(4,491)	(16,649)	(33,298)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(961)	(1,619)	(3,239)
Foreign Currency	Exposures subject to Foreign Exchange	(363)	(9,082)	(18,163)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(4,446)	(5,128)	(10,255)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(4,741)	(29,319)	(58,638)
Shares and Indexes	Exposures subject to Change in Shares Price	(1,323)	(33,074)	(66,149)
Commodities	Exposures subject to Change in Commodity Price	(1,009)	(25,230)	(50,460)
Total (1)		(22,015)	(218,778)	(437,556)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(53,404)	(2,025,639)	(4,412,897)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(6,788)	(128,889)	(214,366)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(42,596)	(563,997)	(1,038,378)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(11,891)	(71,495)	(137,425)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(648)	(9,859)	(20,073)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(31,714)	(175,282)	(360,089)
Foreign Currency	Exposures subject to Foreign Exchange	628	15,708	31,416
Total (1)		(146,411)	(2,959,453)	(6,151,810)

(1) Amounts net of tax effects.

Scenario 1: shock of +10bps and -10bps in the interest curves and 1% for price changes (currencies and shares), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% in all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% in all risk factors, considering the largest losses by risk factor.

30.   Other information

a) Co-obligations and risks in guarantees provided to customers, recorded in memorandum accounts, reached the amount of R$43,927,431 (12/31/2021 - R$49,624,633) at the Bank and R$43,927,431 (12/31/2021) 2021 - R$49,624,633) in the Consolidated.

b) The total amount of investment funds and assets under management by Conglomerate Santander is R$2,629,154 (12/31/2021 - R$2,770,684) and the total amount of investment funds and assets under management is R$266,449,126 (12/31/2021 - R$192,927,475) recorded in memorandum accounts.

c) The insurance in force on March 31, 2022, corresponding to coverage of fires, natural disasters and other risks related to properties, has a coverage value of R$9,214,986 (12/31/2021 - R$9,214,986) in the Bank and Consolidated. In addition, the Bank and the Consolidated on March 31, 2022, there are other policies in force to cover risks related to fraud, civil liability and other assets in the amount of R$ 1,546,050 (12/31/2021 - BRL 1,546,120).

d) Between March 31, 2022 and December 31, 2021, there were no related active operations and obligations for related active operations.

e) Clearing and Settlement of Obligations Agreements - CMN Resolution 3,263/2005 - Banco Santander has an agreement for clearing and settlement of obligations within the scope of the National Financial System (SFN), entered into with individuals and legal entities that are or are not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties which have this type of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Commitments - Banco Santander has two types of lease contracts: cancelable and non-cancellable. The cancelables are properties, mainly used as branches, based on a standard contract, which can be canceled at will and includes the right of option to renew and readjustment clauses, framed in the concept of operational leasing. The total of future minimum payments for non-cancellable operating leases is shown below:

	03/31/2022	31/12/2021
Up to 1 Year	700,433	715,576
Between1 to 5 Years	1,339,828	1,420,853
More than 5 Years	162,909	181,417
Total	2,203,170	2,317,846

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$801 (12/31/2021 - R$801) corresponding to the monthly rent of contracts with this feature. Operating lease payments, recognized as expenses in the first quarter of 2022, amounted to R$369,482 (2021 - R$369,482).

Rental contracts will be readjusted annually, in accordance with current legislation, with the highest percentage being in accordance with the variation of the General Market Price Index (IGPM). The lessee is assured the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and current legislation.

g) Market value of assets and liabilities - Banco Santander classifies measurements at market value using the market value hierarchy that reflects the model used in the measurement process, and is in accordance with the following hierarchical levels:

Level 1: Determined based on public (unadjusted) price quotations in active markets for identical assets and liabilities, include government bonds, shares and listed derivatives. Highly liquid securities with prices observable in an active market are classified at level 1. At this level, most Brazilian Government Bonds (mainly LTN, LFT, NTN-B and NTN-F), stocks on the stock exchange were classified. and other securities traded on the active market. Derivatives traded on stock exchanges are classified at level 1 of the hierarchy.

Level 2: These are derivatives of data other than quoted prices included in Level 1 that are observable for the asset or liability, directly (such as prices) or indirectly (derived from prices). When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, particularly interest rates. These securities are classified at level 2 of the fair value hierarchy and are mainly composed of government securities (repurchase agreements, LCI Cancelable and NTN) in a less liquid market than those classified at level 1. For over-the-counter derivatives, for the valuation of financial instruments (primarily swaps and options), observable market data are normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity. In the pricing of the aforementioned financial instruments, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discounting future values by curves market).

Level 3: These are derived from valuation techniques that include inputs for assets or liabilities that are not based on observable market variables (non-observable inputs). When there is information that is not based on observable market data, Banco Santander uses models developed internally to properly measure the fair value of these instruments. Level 3 mainly includes Instruments with low liquidity. Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

In Thousands of Brazilian Real				2022
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	53,920,837	53,920,837	12,530,487	34,624,069	6,766,280
Securities and Debt Instruments	229,166,720	229,582,537	176,683,872	12,846,433	40,052,233
Derivatives Financial Instruments	29,921,266	29,921,266	-	29,625,340	295,926
Lending Operations	378,225,883	372,062,084	-	-	372,062,084
Total	691,234,706	685,486,724	189,214,359	77,095,842	419,176,523

In Thousands of Brazilian Real				2021
Assets	Carrying Amount	Maket Value	1	2	3

Interbank Investments	33,629,318	33,629,318	1,224,817	25,912,368	6,492,133
Securities and Debt Instruments	227,705,982	228,618,182	162,531,523	21,640,333	44,446,326
Derivatives Financial Instruments	21,089,724	21,089,724	-	20,833,986	255,738
Lending Operations	383,479,674	377,805,784	-	-	377,805,784
Total	665,904,698	661,143,008	163,756,340	68,386,687	428,999,981

The following is a comparison between the book values of the Bank's financial liabilities measured at a value other than market value and their respective market values as of March 31, 2022 and December 31, 2021:

In Thousands of Brazilian Real				2022
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	393,614,710	393,413,215	-	-	393,413,215
Money Market Funding	109,244,124	108,984,177	-	108,984,177	-
Borrowings and Onlendings	82,393,254	82,393,254	-	-	82,393,254
Funds from Acceptance and Issuance of Securities	108,718,666	107,630,426	-	-	107,630,426
Derivatives Financial Instruments	29,769,361	29,769,361	-	29,391,026	378,335
Debt Instruments Eligible to Compose Capital	17,874,236	17,874,236	-	-	17,874,236
Total	741,614,351	740,064,669	-	138,375,203	601,689,466

In Thousands of Brazilian Real				2021
		Maket Value
Liabilities	Carrying Amount		1	2	3

Deposits	403,639,687	403,598,886	-	-	403,598,886
Money Market Funding	95,648,600	95,604,396	-	95,604,396	-
Borrowings and Onlendings	91,586,750	91,586,750	-	-	91,586,750
Funds from Acceptance and Issuance of Securities	95,380,860	94,198,680	-	-	94,198,680
Derivatives Financial Instruments	24,647,231	24,647,231	-	24,213,648	433,583
Debt Instruments Eligible to Compose Capital	19,641,408	19,641,408	-	-	19,641,408
Total	730,544,536	729,277,351	-	119,818,044	609,459,307

Management revised the criteria assigned to classify the level of assets measured at market value, presented exclusively for disclosure purposes and verified the need to change between level 3 and level 1 and from level 2 to level 1 in light of the observable data of Marketplace.

h) Recurring/non-recurring results

						Bank
	2022			2021
	Recurring Income	Non-recurring Income	01/01 to 03/31/2022	Recurring Income	Non-recurring Income	01/01 to 03/31/2021
Income Related to Financial Operations	(9,071,655)	-	(9,071,655)	35,554,559	-	35,554,559
Expenses on Financial Operations	16,667,497	-	16,667,497	(29,174,884)	-	(29,174,884)
Gross Income Related to Financial Operations	7,595,842	-	7,595,842	6,379,675	-	6,379,675
Other Operating Revenues (Expenses) (1)(2)	(2,584,297)	(59,777)	(2,644,074)	(1,955,366)	(1,031,615)	(2,986,981)
Operating Income	5,011,545	(59,777)	4,951,768	4,424,309	(1,031,615)	3,392,694

Non-Operating Income	29,337	347,447	376,784	25,031	-	25,031

Income Before Taxes on Income and Profit Sharing	5,040,882	287,670	5,328,552	4,449,340	(1,031,615)	3,417,725
Income Tax and Social Contribution (1)(2)(3)	(745,767)	(133,791)	(879,558)	128,879	(140,933)	(12,054)
Profit Sharing	(531,619)	-	(531,619)	(429,095)	-	(429,095)
Net Income	3,763,496	153,879	3,917,375	4,149,124	(1,172,548)	2,976,576

				Consolidated
	2022			2021
	Recurring Income	Non-recurring Income	01/01 to 03/31/2022	Recurring Income	Non-recurring Income	01/01 to 03/31/2021
Income Related to Financial Operations	(5,695,793)	-	(5,695,793)	37,756,910	-	37,756,910
Expenses on Financial Operations	15,323,171	-	15,323,171	(29,816,689)	-	(29,816,689)
Gross Income Related to Financial Operations	9,627,378	-	9,627,378	7,940,221	-	7,940,221
Other Operating Revenues (Expenses) (a)(b)	(3,941,652)	(59,777)	(4,001,429)	(3,004,000)	(1,031,615)	(4,035,615)
Operating Income	5,685,726	(59,777)	5,625,949	4,936,221	(1,031,615)	3,904,606

Non-Operating Income	24,056	347,447	371,503	29,185	-	29,185

Income Before Taxes on Income and Profit Sharing	5,709,782	287,670	5,997,452	4,965,406	(1,031,615)	3,933,791
Income Tax and Social Contribution (a)(b)	(1,405,620)	(133,791)	(1,539,411)	(479,450)	(140,933)	(620,383)
Profit Sharing	(475,629)	-	(475,629)	(471,886)	-	(471,886)
Non-Controlling Interest	(36,527)	-	(36,527)	(25,258)	-	(25,258)
Net Income	3,792,006	153,879	3,945,885	3,988,812	(1,172,548)	2,816,264

a) Amortization of goodwill on investment recognized as Other Operating Expenses in the amount before taxes of R$59,777 (2021 - R$1,031,615) in the Bank and Consolidated, with a net impact of taxes of R$37,217 (2021 - R$1,008,815).

b) Non-operating income from the acquisition of equity interest in CIP S.A. in 2022, in the amount before taxes of R$347,447 (net of taxes: R$191,096), in the Bank and Consolidated.

31.   Subsequent Events

Deliberation of Dividends and Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on April 14, 2022, approved the proposal of the Executive Board, ad referendum of the Annual General Meeting to be held in 2023, the distribution of: (I) Interim Dividends, in the amount of R$ 700,000,000.00 (seven hundred million reais) calculated based on the profit for the year calculated up to the balance sheet drawn up on March 31, 2022; and (II) Interest on Equity, in the amount of R$ 1,000,000,000.00 (one billion reais) based on the balance of the Dividend Equalization Reserve, according to the balance sheet drawn up on March 31, 2022. Dividends and Interest on Equity will be fully attributed to the mandatory dividends to be distributed by the Company for the year 2022 and will be paid as of May 16, 2022, without any monetary restatement.
Composition of Management Bodies

Administrative Council

Sérgio Agapito Lires Rial - President

Alberto Monteiro de Queiroz Netto

Angel Santodomingo Martell – Director (independent)

Deborah Patricia Wright - Counselor (independent)

Deborah Stern Vieitas - Counselor (independent)

José Antonio Álvarez Álvarez – Board Member

José de Paiva Ferreira – Counselor

José Garcia Cantera – Director

Marilia Artimonte Rocca - Director (independent)

Mario Roberto Opice Leão – Counselor

Pedro Augusto de Melo - Director (independent)

Audit Committee

Deborah Stern Vieitas – Coordinator

Maria Elena Cardoso Figueira – Qualified Technical Member

René Luiz Grande – Member

Vania Maria da Costa Borgerth – Member

Risk and Compliance Committee

Pedro Augusto de Melo – Coordinator

Sérgio Agapito Lires Rial – Member

José de Paiva Ferreira – Member

Virginie Genès-Petronilho – Member

Sustainability Committee

Marilia Artimonte Rocca – Coordinator

Andrea Marques de Almeida – Member

Álvaro Antônio Cardoso de Souza – Member

Carlos Aguiar Neto – Member

Luiz Masagão Ribeiro Filho – Member

Tasso Rezende de Azevedo – Member

Nomination and Governance Committee

Sérgio Agapito Lires Rial – Coordinator

Deborah Patricia Wright – Member

Pedro Augusto de Melo – Member

Luiz Fernando Sanzogo Giogi – Member

Compensation Committee

Deborah Patricia Wright – Coordinator

Sérgio Agapito Lires Rial – Member

Pedro Augusto de Melo – Member

Luiz Fernando Sanzogo Giogi – Member

Fiscal Council

Louise Barsi - Effective member

Manoel Marcos Madureira - Substitute Member

Luciano Faleiros Paolucci - Substitute Member

Valmir Pedro Rossi - Substitute Member

Cassia Maria Matsuno Chibante - Full Member

José Roberto Machado Filho - Effective member

*The Fiscal Council was installed at the Annual Shareholders' Meeting held on April 30, 2021, and the members were approved by the Central Bank of Brazil on July 22, 2021, the date on which they took office in their respective positions, with a term of office until the Meeting Ordinary General Meeting of 2022.

Executive Board

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

João Marcos Pequeno De Biase

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Fantoni Assa

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Thomas Gregor Ilg

Tiago Celso Abate

Vítor Ohtsuki

Accountant

Diego Santos Almeida – CRC Nº 1SP316054/O-4

Declaration of directors on the financial statements

For the purposes of complying with the provisions of article 25, paragraph 1, item VI, of the Securities Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they discussed, reviewed and agreed with the Financial Statements prepared by Banco Santander´s BRGAAP criteria, for the period  ended march 31, 2022, and the documents that comprise them, being: Management Report, balance sheets, statement results, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law), the rules of the National Monetary Council, of the Central Bank of Brazil according to the model of Plan C of the National Financial System Institutions (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

João Marcos Pequeno De Biase

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Fantoni Assa

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Thomas Gregor Ilg

Tiago Celso Abate

Vítor Ohtsuki

Directors' Statement on Independent Auditors

For the purposes of complying with the provisions of article 25, paragraph 1, item V, of the Securities and Exchange Commission (CVM) Instruction 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA (Banco Santander or Company) declare that they have discussed, reviewed and agreed with the Financial Statements by the Banco Santander BRGAAP criterion, which includes the Independent Auditors' Report, related to the Financial Statements by Banco Santander BRGAAP criterion, for the period ended march 31, 2022 , and the documents that comprise them, being: Performance Comments, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of added value and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with Law No. 6,404, of December 14, 1976 (Brazilian Corporate Law) tions), the rules of the National Monetary Council, the Central Bank of Brazil in accordance with the model of the Accounting Plan of the Institutions of the National Financial System (COSIF) and other applicable regulations and legislation. The aforementioned Financial Statements and the documents that comprise them, were the subject of a report without reservation by the Independent Auditors regarding the recommendation for approval issued by the Company's Audit Committee and the favorable opinion of the Company's Fiscal Council.

Members of the Executive Board of Banco Santander on March 31, 2022:

Chief Executive Officer

Mario Roberto Opice Leão

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao

Andrea Marques de Almeida

Antonio Pardo de Santayana Montes

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Jean Pierre Dupui

João Marcos Pequeno De Biase

Patrícia Souto Audi

Vanessa de Souza Lobato Barbosa

Officers without specific designation

Adriana Marques Lourenço de Almeida

Alexandre Guimarães Soares

Amancio Acúrcio Gouveia

Ana Paula Vitali Janes Vescovi

André de Carvalho Novaes

André Juaçaba de Almeida

André Rosenblit

Carlos Aguiar Neto

Celso Mateus de Queiroz

Claudenice Lopes Duarte

Daniel Fantoni Assa

Francisco Soares da Silva Junior

Franco Luigi Fasoli

Geraldo José Rodrigues Alckmin Neto

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Gustavo de Souza Fosse

Igor Mario Puga

Jean Paulo Kambourakis

Luciana de Aguiar Barros

Luis Guilherme Mattoso de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marcelo Augusto Dutra Labuto

Maria Teresa Mauricio da Rocha Pereira Leite

Marilize Ferrazza Santinoni

Murilo Setti Riedel

Paulo César Ferreira de Lima Alves

Paulo Sérgio Duailibi

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Ricardo Olivare de Magalhães

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rogério Magno Panca

Sandro Kohler Marcondes

Sandro Mazerino Sobral

Sandro Rogério da Silva Gamba

Thomaz Antonio Licarião Rocha

Thomas Gregor Ilg

Tiago Celso Abate

Vítor Ohtsuki

Fiscal Council’s Opinion

The members of the Fiscal Council, in the quarter of their legal and statutory duties, examined the Management Report and the Financial Statements of Banco Santander (Brasil) S.A., referring to the first quarter of 2022, and concluded, based on the examinations carried out, in the clarifications provided by the Management, also considering the unqualified opinion of PwC Auditores Independentes, that the aforementioned documents, examined in light of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, adequately reflect the equity situation and financial of the Bank.

São Paulo, April 25, 2022.

FISCAL COUNCIL

Louise Barsi

Manoel Marcos Madureira

Luciano Faleiros Paolucci

Valmir Pedro Rossi

Cassia Maria Matsuno Chibante

Jose Roberto Machado Filho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 26, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Vice - President Executive Officer